Filed Pursuant to Rule 424(b)(3)

Registration Number 333-108140

PROSPECTUS

Offer to exchange up to

$200,000,000 principal amount of our 7 5/8% Senior Notes due 2011 for

$200,000,000 principal amount of our 7 5/8% Senior Notes due 2011 that have been registered under the Securities Act of 1933

Guaranteed by Aviall Services, Inc., Aviall Product Repair Services, Inc., Aviall Japan Limited, Inventory Locator Service, LLC, and Inventory Locator Service—UK, Inc.

Terms of the Exchange Offer

•	We are offering to exchange up to $200,000,000 of our outstanding 7 5/8% senior notes due 2011, or the old notes, for new 7 5/8% senior notes due 2011, or the new notes, that are registered under the Securities Act of 1933.

•	We will exchange all outstanding old notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of new notes.

•	The exchange offer expires at 5:00 p.m., New York City time on October 24, 2003, unless extended. We do not currently intend to extend the exchange offer.

•	Tenders of outstanding old notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of old notes for new notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

Terms of the New Notes

•	The terms of the new notes are identical to the terms of the old notes, except that the new notes will not contain the provisions regarding special interest, transfer restrictions and registration rights in the old notes.

•	We do not intend to list the new notes on any national securities exchange or NASDAQ.

Investing in the new notes involves certain risks. See “ Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 17, 2003

i

NOTICE TO INVESTORS

Except as described below, based on interpretations of the staff of the Securities and Exchange Commission, or the SEC, set forth in no-action letters issued to third parties, we believe that the new notes issued in exchange for old notes may be offered for resale, resold, and otherwise transferred by a holder without further registration under the Securities Act of 1933, as amended, or the Securities Act, and without delivering a prospectus in connection with any resale of the new notes, provided that the holder:

•	is acquiring the new notes in the ordinary course of its business;

•	is not engaging nor intends to engage, and has no arrangement or understanding with any person to participate, in the distribution of the new notes; and

•	is not an “affiliate” of Aviall within the meaning of Rule 405 under the Securities Act.

Holders wishing to tender their old notes in the exchange offer must represent to us that these conditions have been met. See “The Exchange Offer—Your Representations to Us.”

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on these interpretations by the SEC staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any secondary resale by a holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

Each broker-dealer who holds old notes acquired for its own account as a result of market-making or other trading activities may exchange the old notes pursuant to the exchange offer. However, the broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with its initial resale of each new note received in the exchange offer. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Under existing interpretations of the SEC and for so long as the registration statement of which this prospectus is a part is effective under the Securities Act, a broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with its resales of new notes received for its account in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activities. The SEC may change these interpretations at any time. We have agreed that until the earlier of (i) the close of business 180 days after the expiration date of the exchange offer and (ii) the date on which all broker-dealers have sold all such new notes, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.” If we do not receive any letters of transmittal from broker-dealers requesting to use this prospectus in connection with resales of new notes, we intend to terminate the effectiveness of the registration statement as soon as practicable after the consummation or termination of the exchange offer. After we terminate the effectiveness of the registration statement, broker-dealers will not be able to use this prospectus in connection with resales of new notes. As a result, any broker-dealers intending to use this prospectus in connection with resales of new notes must deliver to us a letter of transmittal so stating.

The old notes and the new notes constitute new issues of securities with no established public trading market. We do not intend to apply for listing of the old notes or the new notes on any securities exchange or for inclusion of the old notes or the new notes in any automated quotation system. We cannot assure you that:

•	an active public market for the new notes will develop;

•	any market that may develop for the new notes will be liquid; or

•	holders will be able to sell the new notes at all or at favorable prices.

Future trading prices of the new notes will depend on many factors, including among other things, prevailing interest rates, our operating results, our credit rating and the market for similar securities.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would violate the securities or blue sky laws of that jurisdiction.

ii

INTERNET WEBSITES

This prospectus includes references to certain Internet websites that we maintain. None of these websites, or their content, are incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” concerning our business, operations and financial performance and condition. When we use the words “estimates,” “expects,” “forecasts,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions in this prospectus, we intend to identify forward-looking statements.

We have based our forward-looking statements on our current assumptions, expectations and projections about future events. We have expressed our assumptions, expectations and projections in good faith, and we believe there is a reasonable basis for them. However, we cannot assure you that our assumptions, expectations or projections will prove to be accurate.

A number of risks and uncertainties could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements are set forth in this prospectus, including the factors described under the heading “Risk Factors.” These risks, uncertainties and other important factors include, among others:

•	loss of key suppliers or significant customers;

•	termination or curtailment of material contracts;

•	changes in demand or prevailing market prices for the products and services we sell;

•	changes in economic conditions;

•	increased competition;

•	failure to realize anticipated benefits from our agreements;

•	changes in our business strategy;

•	changes in government regulations and policies;

•	limited operational flexibility due to our substantial leverage;

•	foreign currency fluctuations and devaluations in our foreign markets; and

•	foreign political instability and acts of war or terrorism.

Other factors may cause our actual results to differ materially from the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus and, except as required by law, we do not undertake any obligation to publicly update or revise our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

TRADEMARKS

Aviall®, ILS® and Contact to Contract™ are our trademarks. All other trademarks and service marks used in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including in particular the “Risk Factors” section. Except as otherwise required by the context, references in this prospectus to “the company,” “we,” “us,” or “our” refer to the combined business of Aviall, Inc. and all of its subsidiaries; references to “Aviall” refer to Aviall, Inc.; and references to “Aviall Services” and “ILS” refer to Aviall Services, Inc. and Inventory Locator Service, LLC, respectively, each of which is a direct or indirect wholly-owned subsidiary of Aviall.

Our Company

General

We are the largest independent global provider of new aerospace parts, supply-chain management and other related value-added services to the aerospace aftermarket. Through Aviall Services, we purchase new aerospace parts, components and supplies from over 200 original equipment manufacturers, or OEMs, and resell them through our network of 40 customer service centers located in North America, Europe, Asia, Australia and New Zealand. In addition, through ILS we operate an electronic marketplace for buying and selling parts, equipment and services for the aerospace, defense and marine industries.

The global market for aerospace parts, components and supplies generally consists of two related segments: the new aircraft parts segment and the aftermarket parts segment. The new aircraft parts segment is comprised of new parts, components and supplies used in the construction of new aircraft or engines. The aftermarket parts segment is comprised of new parts, components and supplies and redistributed, or refurbished, parts and components used in scheduled and unscheduled maintenance, repair and modification of aircraft and engines already in use. Aviall Services primarily operates in the aftermarket segment’s new parts group, providing new aerospace parts, components and supplies on behalf of OEMs to a diverse customer base.

For the six months ended June 30, 2003, Aviall Services derived approximately 54% of its net sales from government/military sales, 25% from general aviation/corporate sales and 21% from commercial airline sales, with government/military representing the fastest growing sector of its business. In addition, during the six months ended June 30, 2003, over 65% of Aviall Services’ net sales were generated from parts supplied under aftermarket distribution arrangements with Rolls-Royce Corporation, or Rolls-Royce, and Honeywell International Inc., or Honeywell. Aviall Services’ agreements with Rolls-Royce grant it exclusive rights to sell parts for the Rolls-Royce Model T56, or RR T56, and Rolls-Royce Model 250, or RR 250, series engines in the aftermarket parts segment. For the first six months of 2003, Aviall Services generated 97.2% of our consolidated net sales and 92.0% of our reportable segment profit.

Affiliates of The Carlyle Group, a private equity firm, currently own approximately 36% of our outstanding common stock and two managing directors of The Carlyle Group currently sit on our board of directors.

Competitive Strengths

We believe we have the following competitive strengths:

•	Market Leadership in Fragmented Market. We believe that the global aftermarket for new and refurbished aerospace parts, components and supplies represents annual revenues of at least $15 billion and is comprised of thousands of sellers. We further believe that Aviall Services is the leading independent provider of new aerospace parts, components and supplies in this highly fragmented market. Aviall Services has increased its net sales from $457.9 million in 2000 to $776.2 million in 2002. We believe the second largest independent provider of new aerospace parts, components and supplies to the aerospace aftermarket generated approximately $113 million of sales of these products in 2002. We believe our leading market position has enabled, and will continue to enable, us to expand our existing relationships with our major suppliers, generate new opportunities with other OEMs, increase sales from new and existing customers and increase our market share, particularly in underperforming segments of the aerospace industry.

•	Diversified Net Sales Base. As a result of entering into an exclusive agreement to sell parts for the primarily military-related Rolls-Royce T56 series engine in December 2001, Aviall Services has diversified its revenue sources by significantly increasing its sales to participants in the government/military sector. In the first six months of 2003, Aviall Services derived approximately 54% of its net sales from government/military sales, up from 6.9% during the first six months of 2001. This diversification has enabled us to establish a broader product portfolio and contributed to our increased profitability during the recent, well-publicized difficulties in the commercial airline sector.

•	Scalable Infrastructure. We have designed our infrastructure and operations to accommodate significant increases in both product range and volume with minimal incremental selling and administrative expenses. For example, our integration of the Rolls-Royce T56 contract in 2002 enabled us to significantly reduce selling and administrative expenses as a percentage of net sales, from 17.3% in 2001 to 11.9% in 2002. During 2002, we generated $297.1 million of additional product sales with $7.7 million in additional selling and administrative expenses, or less than $0.03 of incremental selling and administrative expenses for each $1.00 of added net sales.

•	Strong Supplier Relationships. We have strong, long-standing relationships and alliances with major suppliers within the aerospace industry, including Rolls-Royce, Honeywell, Goodrich, Scott Aviation and TransDigm. By offering these suppliers a comprehensive range of value-added services, such as supply-chain management and marketing strategies, we are able to play a critical role in their operations. We believe that our demonstrated ability to integrate and effectively manage the supply-chain for large product lines of Rolls-Royce and Honeywell will enable us to secure additional product lines from these OEMs and to attract new suppliers.

•	Global Reach with Extensive Product Line. We market and sell more than 440,000 different aircraft and engine products to our global customer base from our central warehouse at Dallas/Fort Worth International Airport, or DFW Airport, and our network of 40 customer service centers and 16 sales offices located in 14 countries. Our global presence enables us to provide faster delivery cycles, availability 24 hours a day, seven days a week and localized customer support. Because of the time-sensitive nature of most aerospace product orders, we believe our broad selection of complementary products and our ability to rapidly fill orders significantly increase customer satisfaction.

•	Industry-Leading Technology. Since January 1, 2000, we have invested over $33 million in technology-related capital improvements to create value-added efficiencies for our suppliers and customers. We offer advanced web-based and dial-up systems for supply-chain management, product demand forecasting, data exchange and communications and electronic marketplace transactions. We believe our technology provides our suppliers with significant cost savings by enabling them to outsource their supply-chain management functions to us, by effectively forecasting demand for their products and by electronically integrating all aspects of the procurement process.

Business Strategy

Our business strategy focuses on the following:

•	Focus on New Long-Term Agreements with Suppliers. Since November 1999, we have added six aerospace supply agreements with Rolls-Royce and Honeywell. We will seek to increase our penetration of these and other existing suppliers and will continue to aggressively pursue new arrangements with other large OEMs.

•	Expand Supplier Base and Product Lines. By continuing to expand our supplier base and product lines, we believe we can increase our market share, attract and retain new customers and maintain our market-leading position. We seek to identify and distribute parts for which demand is relatively consistent and to ensure their constant availability to our customers. In addition, we take advantage of cross-selling opportunities to generate incremental sales of our current products. For example, the Rolls-Royce Model T56 contract has significantly increased our presence in the government/military market and has created opportunities to sell additional products to participants in that market.

•	Deliver Superior Customer Service. We will continue to seek to expand our customer base by providing industry-leading customer service. We employ a dedicated, highly skilled sales force and utilize technology to enable our customers to reduce order fulfillment times and supply-chain costs and to increase their operational efficiency. We believe our repeated selection by two of the largest aerospace OEMs to market and sell multiple product lines validates our focus on customer service. In addition, by carrying a large selection of products and maintaining a global network of offices and service centers, we seek to become the supplier of choice for customers seeking parts on short notice for expedited delivery. We believe this dependability and efficiency will enable us to secure new, long-term customer relationships.

•	Increase Supplier and Customer Efficiencies. We intend to continue to invest in technology applications and infrastructure to strengthen our value-added services and customer support. Purchasers of aerospace parts, components and supplies are increasingly engaging larger, more technically advanced aftermarket suppliers who provide broad product offerings, superior customer service and faster delivery times. We believe these purchasers are seeking to reduce their number of suppliers to lower procurement and inventory costs, reduce delivery times and improve supply-chain efficiency. In addition, OEMs are increasingly seeking to outsource their supply-chain management for their mature product lines to parts distributors. During the past few years, a number of aerospace products suppliers have consolidated or combined their operations, and a number of OEMs have outsourced portions of their supply-chain management functions. We believe these industry trends favor large, well capitalized and technologically advanced aftermarket providers, such as Aviall Services, who offer broad product ranges and supply-chain management resources. We have configured our businesses to deploy technology as a key strategic link throughout the entire supply chain to simplify and automate key business processes for our customers and suppliers.

•	Pursue Strategic Acquisitions. We continually evaluate strategic acquisitions that would extend our product lines, add new suppliers, expand our geographic reach, open new markets to us or otherwise enhance our value.

Recent Developments

On June 12, 2003, affiliates of The Carlyle Group, or the Carlyle Investors, converted all of the outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of our common stock, following a reduction by our board of directors of the conversion price of the Series D Redeemable

Preferred Stock from $5.80 per share to approximately $4.62 per share. We accounted for this reduction as a one-time, $24.3 million non-cash reduction to our net earnings available to common shareholders for the three months ended June 30, 2003. The shares of our common stock issued to the Carlyle Investors as a result of the conversion represent approximately 36% of our outstanding common stock. At the time of the conversion, the outstanding shares of Series D Redeemable Preferred Stock had an aggregate liquidation preference, plus accrued and unpaid dividends, of approximately $51.3 million and a 9.0% annual payment-in-kind dividend rate. In addition, we were required to redeem the shares of Series D Redeemable Preferred Stock on June 21, 2008 and reflect our earnings per share using the two class method. We also entered into an investor rights agreement with the Carlyle Investors in connection with the conversion.

Related Transactions

We applied the net proceeds of the offering of the old notes to redeem the entire principal amount of our 14% senior notes due 2007, or the 14% notes, and to reduce outstanding indebtedness under the senior secured revolving credit facility, or the credit facility, of Aviall Services, whose obligations thereunder are guaranteed by Aviall and its other domestic subsidiaries. Concurrently with the consummation of the offering of the old notes, we amended and restated the credit facility to permit us to issue the old and new notes and to modify certain covenants to reflect, among other items, the issuance of the old and new notes and guarantees of the old and new notes by our subsidiary guarantors. We refer to the offering of the old notes, the application of the net proceeds thereof and the amendment to the credit facility, collectively, as the refinancing.

Risk Factors

Investing in the new notes involves a number of risks. You should carefully consider all of the information in this prospectus before investing in the new notes. In particular, you should evaluate the specific risk factors set forth under “Risk Factors,” beginning on page 14, for a discussion of the risks we consider material with respect to us, our industry and an investment in the new notes.

The Exchange Offer

On June 30, 2003, we completed a private offering of the old notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, among other things, to use our reasonable best efforts to complete this exchange offer.

New Notes	$200 million in aggregate principal amount of new 7 5/8% senior notes due 2011.

Exchange Offer	We are offering to exchange the new notes for a like principal amount of outstanding old notes that we issued on June 30, 2003. We are offering to exchange the new notes to satisfy our obligations contained in the registration rights agreement we entered into when we sold the old notes. No underwriter is being used in connection with the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on October 24, 2003, unless we decide to extend it. We do not currently intend to extend the exchange offer.

Purpose of Exchange Offer	We are making this exchange offer solely to satisfy our obligations under the registration rights agreement. The issuance of the new notes will not provide us with any new proceeds.

Conditions to the Exchange Offer	The registration rights agreement does not require us to accept old notes for exchange if the exchange offer or the exchange of the old notes would violate any applicable law or interpretation of the staff of the SEC. The exchange offer is not conditioned on the tender of a minimum aggregate principal amount of old notes.

Procedures for Tendering Old Notes	To participate in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, and transmit it together with all other documents required by the letter of transmittal, including the old notes that you wish to exchange, to The Bank of New York, as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your old notes by following the procedures for book-entry transfer described in this prospectus.

If your old notes are held through The Depository Trust Company and you wish to participate in the exchange offer, you may do so through the automated tender offer program of The Depository Trust Company. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of your old notes, we urge you to contact that person promptly to tender your old notes in the exchange offer.

All documents must be received by the exchange agent prior to the expiration of the exchange offer.

Guaranteed Delivery Procedures	If you wish to tender your old notes and you cannot get your required documents to the exchange agent on time, you may tender your old notes according to the guaranteed delivery procedures described under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of old notes at any time prior to the expiration of the exchange offer. To withdraw, you must have delivered a written or facsimile transmission notice of withdrawal, in compliance with the requirements of Rule 14d-7 of the Securities Exchange Act of 1934, or the Exchange Act, to the exchange agent at its address indicated on the cover page of the letter of transmittal before the expiration of the exchange offer.

Acceptance of Old Notes and Delivery of New Notes

If you fulfill all conditions required for proper acceptance of old notes, we will accept any and all old notes that you properly tender in the exchange offer prior to the expiration of the exchange offer. We will return any old notes that we do not accept for exchange to you without expense as promptly as practicable after the expiration of the exchange offer. We will deliver the new notes as promptly as practicable after the expiration of the exchange offer and acceptance of the old notes for exchange.

Accrued Interest on the New Notes and the Old Notes

The new notes will bear interest from June 30, 2003, the date of original issuance of the old notes surrendered in exchange therefor. Holders of old notes whose old notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such old notes accrued from June 30, 2003 to the date of the issuance of the new notes. Holders who exchange their old notes for new notes will receive the same interest payment on January 1, 2004 (the first interest payment date with respect to the old notes and the new notes) that they would have received had they not accepted the exchange offer.

Resales

We believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by you (unless you are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, so long as you are acquiring the new notes in the ordinary course of your business and you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes.

Each participating broker-dealer that receives new notes for its own account under the exchange offer for old notes that were acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

Any holder of old notes who is our affiliate, does not acquire new notes in the ordinary course of its business, or exchanges old notes in the exchange offer with the intention to participate, or for the purposes of participating, in a distribution of new notes must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

Fees and Expenses	In general, we will bear all expenses related to the exchange offer.

Consequences of Failure to Exchange Old Notes

Any old notes not tendered or accepted in the exchange offer will remain outstanding. If you do not exchange your old notes in this exchange offer, you will no longer be able to require us to register your old notes or to pay you any special interest. In addition, you will not be able to resell, offer to resell or otherwise transfer the old notes unless we have registered the old notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

To the extent that old notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, old notes could be adversely affected. There may be no trading market for the old notes.

U.S. Federal Income Tax Considerations	We do not believe the exchange of old notes for new notes in the exchange offer will be a taxable event for U.S. federal income tax purposes.

Exchange Agent	We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows: The Bank of New York, Reorganization Unit—7E, 101 Barclay Street—Floor 7 East, New York, New York 10286, Attention: Giselle Guadalupe, Reorg Unit—7E. Eligible institutions may make requests by facsimile at (212) 298-1915.

Terms of the New Notes

Issuer	Aviall, Inc.

New Notes	$200 million in aggregate principal amount of 7 5/8% senior notes due 2011.

Maturity Date	July 1, 2011.

Interest Payment Dates	January 1 and July 1 of each year, beginning on January 1, 2004.

Guarantees	The new notes will be fully guaranteed, jointly and severally, on a senior unsecured basis, by each of Aviall’s domestic subsidiaries.

Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds.

Ranking

The new notes will be:

•      Aviall’s senior unsecured obligations;

•      effectively subordinated in right of payment to all of our existing and future secured debt, including the credit facility, to the extent of the value of the assets securing that debt, and all existing and future debt and other liabilities, including trade payables, of Aviall’s non-guarantor subsidiaries;

•      equal in right of payment to all of Aviall’s existing and future senior debt; and

•      senior in right of payment to all of Aviall’s existing and future subordinated debt.

The subsidiary guaranty of each subsidiary guarantor will be:

•      the senior unsecured obligation of that subsidiary guarantor;

•      effectively subordinated to all existing and future secured debt of that subsidiary guarantor to the extent of the value of the assets securing that debt;

•      equal in right of payment to all of that subsidiary guarantor’s existing and future senior debt; and

•      senior in right of payment to all of that subsidiary guarantor’s existing and future subordinated debt.

As of June 30, 2003, the new notes and the related subsidiary guarantees would have been effectively subordinated to an aggregate of $10.6 million of secured debt, including $1.6 million of debt under the credit facility. In addition, the new notes would have been effectively subordinated to an aggregate of $3.8 million of liabilities of subsidiaries that will not guarantee the new notes.

Optional Redemption

At any time on or after July 1, 2007, we may redeem all or a part of the new notes at the redemption prices specified in this prospectus under “Description of New Notes—Optional Redemption.”

At any time before July 1, 2006, we may redeem up to 35% of the new notes with the net proceeds of certain equity offerings, at a redemption price of 107.625%, as long as at least 65% of the aggregate principal amount of the new notes remains outstanding after the redemption. For more detailed information, see “Description of New Notes—Optional Redemption.”

Change in Control	If we experience a change in control, we will be required to make an offer to repurchase the new notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase. For more detailed information, see “Description of New Notes—Repurchase at the Option of Holders Upon a Change of Control.”

Restrictive Covenants

The indenture governing the new notes contains covenants that, among other things, will restrict our ability and the ability of the subsidiary guarantors, or restricted subsidiaries, to:

•      incur additional debt;

•      pay dividends and make other restricted payments;

•      create or permit to exist certain liens;

•      issue or sell capital stock of restricted subsidiaries;

•      use the proceeds from sales of assets and subsidiary stock;

•      create or permit restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us;

•      enter into transactions with affiliates;

•      enter into sale and leaseback transactions; and

•      sell all or substantially all of their assets or merge with or into other companies.

These covenants are subject to important exceptions which are described in the section of this prospectus entitled “Description of New Notes—Certain Covenants.”

Transfer Restrictions; Absence of a Public Market for the Notes

The new notes generally will be freely transferable, but will also be new securities for which there is no established public trading market. We cannot assure you that:

•      an active public market for the new notes will develop;

•      any market that may develop for the new notes will be liquid; or

•      holders will be able to sell the new notes at all or at favorable prices.

Future trading prices of the new notes will depend on many factors, including among other things, prevailing interest rates, our operating results, our credit rating and the market for similar securities. We do not intend to apply for a listing of the old notes or the new notes on any securities exchange or for inclusion of the old notes or the new notes in any automated dealer quotation system.

Summary Consolidated Financial Data

You should read the following data in conjunction with our audited and unaudited consolidated financial statements and the accompanying notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary data as of and for each of the three years in the period ended December 31, 2002 is derived from our audited consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent auditors, whose report on the audited consolidated financial statements as of December 31, 2001 and 2002, and for each of the three years ended December 31, 2002 is included in this prospectus. The summary data as of and for each of the six month periods ended June 30, 2002 and 2003 is derived from our unaudited consolidated financial statements for such periods which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary to present fairly the financial results for such periods. The results of operations for the six months ended June 30, 2003 may not be indicative of the results to be expected for the year ended December 31, 2003.

	Year Ended December 31,						Six Months Ended June 30,
	2000		2001		2002		2002		2003
	(Dollars in Thousands)
Selected Operating Data:
Net sales(1)	$485,920		$506,160		$803,293		$360,712		$502,338
Cost of sales(2)	377,379		398,821		646,477		281,094		417,611

Gross profit	108,541		107,339		156,816		79,618		84,727
Selling and administrative expenses(3)	82,042		87,729		95,412		48,526		49,358
Unusual (gain) loss(4)	—		2,810		(1,024)		—		1,707

Operating income	26,499		16,800		62,428		31,092		33,662
Loss on extinguishment of debt(5)	—		1,608		—		—		17,315
Interest expense	8,407		10,291		22,578		11,243		11,472

Earnings from continuing operations before taxes	18,092		4,901		39,850		19,849		4,875
Provision for income taxes(6)(7)	7,526		2,464		13,199		7,543		1,669

Earnings from continuing operations	10,566		2,437		26,651		12,306		3,206
Earnings from discontinued operations(8)	1,062		322		3,026		—		—

Net earnings	$11,628		$2,759		$29,677		$12,306		$3,206

Balance Sheet (at end of period):
Cash and cash equivalents	$4,865		$2,526		$4,997		$12,378		$5,597
Working capital(9)	136,354		258,429		316,682		266,282		312,859
Inventory	134,156		241,635		348,027		265,519		314,427
Total assets	395,451		533,229		652,464		589,924		624,376
Total debt	90,422		200,854		221,407		186,496		210,636
Convertible redeemable preferred stock	—		40,161		44,370		42,209		—
Shareholders’ equity	191,674		194,842		228,602		216,497		276,603

Other Financial Data:
Net cash provided by (used for):
Operating activities	$(7,612)		$(81,103)		$(37,084)		$9,648		$42,576
Investment activities	(16,581)		(37,008)		(17,137)		(5,638)		(3,600)
Financing activities	27,673		115,772		56,692		5,842		(38,376)
EBITDA(10)	35,052		27,455		75,325		37,671		40,642
Capital expenditures(11)	10,961		21,178		6,867		3,102		4,429
Purchase of distribution rights	5,645		24,889		10,398		2,661		—
Ratio of earnings to fixed charges(12)	2.6	x	1.3	x	2.2	x	2.2	x	1.3	x

(1)	Net sales for 2002 and the six months ended June 30, 2002 do not include approximately $74 million of RR T56 sales, valued at our contractual prices, made directly by Rolls-Royce to the U.S. military during the RR T56 transition period, which ended in June 2002.
(2)	In 2001, cost of sales included a $7.0 million inventory and intangible write-down resulting from the downturn in the aerospace industry. This write-down was reclassified to cost of sales from selling and administrative expenses to conform to the 2002 presentation.

(3)	In 2001, we expensed $1.4 million, which was included in selling and administrative expenses, related to the relocation of our DFW Airport facility.
(4)	The unusual loss in 2001 consists of write-downs of unfavorable leases and doubtful accounts related to the downturn in the economy in 2001 and costs related to our new capital structure. The unusual gain in 2002 resulted from the reversal of environmental reserves related to previously owned businesses that do not qualify as discontinued operations. The unusual loss for the six months ended June 30, 2003 resulted from a software license impairment.
(5)	The loss on extinguishment of debt in 2001 resulted from the write-off of unamortized financing costs in connection with refinancing our former credit facility. This loss was reclassified from an extraordinary item to earnings from continuing operations before taxes to conform to FAS 145. The June 30, 2003 loss on extinguishment of debt is due to the write off of costs associated with the June 2003 payoff of the 14% notes resulting from the refinancing.
(6)	In 2002, our tax expense was net of a $0.8 million release of state net operating loss valuation allowances determined to be realizable.
(7)	Our cash payments for taxes are substantially lower than reported tax expense due to our use of net operating loss carryforwards, which are not expected to be fully utilized for several years.
(8)	In January 1996, we exited certain businesses and reported these businesses as discontinued operations. The earnings from discontinued operations resulted from changes in estimates for certain retained liabilities.
(9)	Working capital is calculated as current assets less cash minus current liabilities less current portion of long term debt and credit facility.
(10)	EBITDA represents earnings from continuing operations before depreciation, amortization, interest and related expense and tax expense. In 2001, and in the six months ended June 30, 2003, interest and related expense includes the loss on extinguishment of debt in connection with refinancing our debt. In no event should EBITDA be considered as an alternative to net earnings or any other GAAP measure as an indicator of our performance, nor should EBITDA be considered as an alternative to cash flows provided by operating activities as an indicator of cash flows or a measure of liquidity. We believe that EBITDA is a useful measure, along with other measurements under GAAP, in evaluating our financial performance and our ability to service our debt and is a conventionally used financial indicator. In addition, management uses EBITDA as a financial measure to evaluate our operating performance. Our measurement of EBITDA may not be comparable to those of other companies. The following table reconciles net earnings to EBITDA for the periods presented.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(Dollars in Thousands)
Net earnings	$11,628	$2,759	$29,677	$12,306	$3,206
Less:
Earnings from discontinued operations	1,062	322	3,026	—	—

Earnings from continuing operations	$10,566	$2,437	$26,651	$12,306	$3,206
Plus:
Income tax expense	7,526	2,464	13,199	7,543	1,669
Interest and related expense	8,407	11,899	22,578	11,243	28,787
Depreciation and amortization expense	8,553	10,655	12,897	6,579	6,980

EBITDA	$35,052	$27,455	$75,325	$37,671	$40,642

(11)	Capital expenditures in 2001 and the six months ended June 30, 2003 include non-cash capital leases of $9.0 million and $0.8 million, respectively.
(12)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represents earnings from continuing operations before taxes and fixed charges. Fixed charges include interest expense, amortization of deferred debt issuance cost, the portion of operating rental expense that management believes is representative of the appropriate interest component of rent expense and the amount of pre-tax earnings required to pay preferred stock dividends.

RISK FACTORS

Risks Relating to Our Business

Our dependence on the aerospace industry makes us susceptible to negative trends and adverse economic conditions in the aerospace industry.

Virtually all of Aviall Services’ net sales and operating income are derived from the sale of parts, components, supplies and services to customers in the aerospace industry. As a result, Aviall Services’ business is directly affected by trends and economic factors that affect flight activity in the aerospace industry, including fuel prices, economic cycles, inflation, labor instability and regulatory oversight, as well as other factors that affect flying activity by the U.S. military and its allies.

Reduced flight activity generally results in reduced demand for parts, components, supplies and services by customers in the aerospace industry. Because a high proportion of Aviall Services’ operating costs are relatively fixed, reduced sales have a negative impact on its earnings, as lower gross profits cannot be offset by lower expenses. Further, because we purchase parts, components and supplies from our suppliers in advance of orders from our customers based upon our estimates of future demand, the effect of reduced demand can have an even greater impact on our earnings. If expected sales do not materialize, our inventory levels could increase, resulting in increased financing requirements and interest expense and reducing the credit available under the credit facility.

The demand for commercial air transport has been reduced by the prevailing global economic slowdown, terrorist attacks and their aftermath, military activity in Iraq and the uncertainty caused by Severe Acute Respiratory Syndrome, or SARS. This reduced flight activity, which has accelerated retirement of older aircraft and caused the deferral of nonessential aircraft maintenance and overhaul services, has reduced the demand for our parts, components and supplies used on commercial aircraft. In addition, some air operations have been reduced because commercial airlines, air freight carriers and other commercial airline-related firms around the world are experiencing large financial losses, which in some cases have resulted in bankruptcies. We cannot predict the length of time required for a recovery of the global commercial aviation sector, and any recovery could be hindered by a number of factors, including slower economic growth, foreign political instability or acts of war or terrorism.

In recent periods, we have relied heavily on increased flight activity by the U.S. military and foreign militaries, particularly with respect to aircraft fitted with the RR T56 series engine, to offset the decrease in commercial aviation activity. The U.S. military and certain foreign militaries may not sustain their current levels of flight activity and the demand for parts and components for military aircraft utilizing the RR T56 engine in particular may not continue to increase. As a result, we may be unable to realize fully all of the benefits that we hope to receive from our RR T56 engine parts agreement with Rolls-Royce. Moreover, if some or all of these militaries were to effect an extensive, protracted grounding of their fleets of Hercules C-130 aircraft, the primary aircraft on which RR T56 engines are fitted, our business would be severely disrupted. Under the terms of our agreement with Rolls-Royce, we are required to purchase approximately $367.4 million of RR T56 engine parts from Rolls-Royce in 2003. As of June 30, 2003, we have purchased $171.8 million of RR T56 parts. If demand for RR T56 engine parts decreases substantially, our inventory levels of RR T56 engine parts could grow too large, increasing our financing requirements and interest expense and reducing the credit available under the credit facility.

In addition, the demand for our parts, components and supplies could decrease if one or more of our customers were to eliminate or retire one or more of their aircraft fleet types. Further, the demand for our parts, components and supplies could decrease if intense competition in the aerospace industry or other factors cause one or more of our customers to go out of business. Any decreases in demand for our parts, components and supplies could have a material adverse effect on our business, financial condition, results of operation or the trading price of the new notes.

If our principal suppliers terminate or limit their relationships with us, our net sales could decline substantially and our business could otherwise be adversely affected.

Since November 1, 1999, we have entered into several significant, long-term agreements with Rolls-Royce and Honeywell to sell their parts. During 2002, sales of parts from Rolls-Royce accounted for approximately 51.4%, and sales of parts from Honeywell accounted for approximately 4.4%, of Aviall Services’ net sales, respectively. We expect these agreements to continue to represent a substantial percentage of our future net sales.

While our agreements with Honeywell and Rolls-Royce are ten-year agreements, each of these agreements contains a termination for convenience provision that allows the other party to terminate the agreement on the dates and subject to the advance notice provisions set forth below:

Supplier	Parts	Earliest Date for Notice of Termination for Convenience	Notice Requirement
Rolls-Royce	Rolls-Royce Model T56 engine parts	January 1, 2007	120 days
Rolls-Royce	Rolls-Royce Model 250 engine parts	January 1, 2003	120 days
Honeywell	Hydromechanical controls for Rolls-Royce Model 250 and Honeywell LT101 series engines	January 1, 2002	60 days
Honeywell	Honeywell engine systems accessories and environmental control systems	April 1, 2006	60 days
Honeywell	Hydromechanical controls for Rolls-Royce Model T56 engines	June 30, 2004	60 days
Honeywell	Hydromechanical controls for Pratt and Whitney PT6, PW 100 and JT15D turbine engines	June 27, 2002	30 days

Honeywell and Rolls-Royce may also terminate these agreements if we materially breach or fail to make payments under these agreements, or if we become bankrupt or insolvent or commence bankruptcy proceedings. Furthermore, Rolls-Royce may terminate our agreements to provide RR T56 engine parts and RR 250 engine parts upon 120-days prior written notice upon a change of control of Rolls-Royce, if we are acquired by a competitor of Rolls-Royce, or if we are acquired by a person that is not a competitor of Rolls-Royce and the acquisition causes our credit rating to fall one notch below our credit rating prior to the acquisition.

In the event that Rolls-Royce or Honeywell discontinue production of the products we sell or terminate or fail to perform under our agreements with them, and we are otherwise unable to obtain the parts we need to fulfill our customers’ orders, our results of operations and the trading price of the new notes would likely be materially adversely affected.

Our largest customers represent a large percentage of our total business and loss of all or some of these customers could have a material adverse effect on our results of operations.

In 2002, Aviall Services’ ten largest customers represented, in the aggregate, approximately 42% of its net sales, and Rolls-Royce, its single largest customer, accounted for approximately 30% of its net sales. The sales to Rolls-Royce relate primarily to its role as prime contractor for supplying RR T56 parts to the U.S. military. The loss of Rolls-Royce or the loss of the business that we conduct through Rolls-Royce with the U.S. military would, and the loss of all or some of these other large customers could, have a material adverse effect on our business, financial condition, results of operations, or the trading price of the new notes.

Competition in our industry is intense. If we do not compete effectively, we could lose market share and our business could otherwise be negatively affected.

With respect to Aviall Services, the market for aerospace parts, components and supplies is extremely competitive, and we face competition from a number of sources. Aviall Services competes with independent distributors, redistribution suppliers and aerospace OEMs who, in the aggregate, offer most of the same product lines to the same customers. Many of our existing and potential competitors have greater resources than us. Also, many of our agreements with our suppliers, including some, like those with Honeywell, which are significant to our business, are non-exclusive, and others, like those with Rolls-Royce, permit the supplier to sell its products directly to our customers. Additionally, from time to time, we face competition from individual airlines liquidating or reducing their inventories, and in the future, we may face pricing pressures from airline consortiums pooling their resources to purchase parts, components and supplies at discounted prices.

Numerous companies compete with ILS in the operation of global aerospace and marine-related electronic marketplaces. Our competitors in this area include airlines, manufacturers, distributors, independent companies, and their alliances, and we expect the competition in this area to increase in the future.

These competitive pressures could have a material adverse effect on our business, financial condition, results of operations or the trading price of the new notes.

If we fail to accurately forecast our inventory requirements, we may incur significant costs or lose customers and our business could otherwise be adversely affected.

We use complex rolling forecasts based upon our anticipated product orders to determine what we purchase from our suppliers. Lead times for our product orders vary significantly and depend on factors such as specific supplier requirements, contract terms and the then-current market demand for particular products. If we underestimate our product requirements, we may have insufficient inventory to meet demand, which could result in shipping delays, lost sales and dissatisfied customers. Alternatively, if we overestimate our product requirements, we may accumulate excess inventory, which could result in increased carrying costs and write-offs of inventory and related unamortized distribution rights.

In December 2001, we wrote off $4.9 million of parts used on older commercial aircraft. Because many of these aircraft were temporarily grounded or permanently retired in the aftermath of the September 11th terrorist attacks, we experienced reduced demand for replacement parts and components used on these aircraft. We wrote off this excess inventory because of the likelihood that we would not be able to sell it in the future. In addition, we may be required to write off inventory and related unamortized distribution rights when we stop selling a supplier’s parts or components or when a supplier chooses to compete against us. For example, in December 1999, we wrote off $1.6 million of inventory from a product line that was discontinued. Any future write-offs could have a material adverse effect on our business, financial condition, results of operations or the trading price of the new notes.

If our inventory does not meet specifications established by certain governmental agencies, we could incur significant costs and our operating performance could otherwise be negatively affected.

Our inventory consists primarily of new aerospace parts, components and supplies that we purchase from our suppliers. Before any part, component or supply item may be used on an aircraft, it must meet standards of condition established by the Federal Aviation Administration, or the FAA, the U.S. Department of Defense or the equivalent regulatory agencies in other countries, such as the Canadian Transport Authority in Canada, the Joint Aviation Authority in the European Union and the Civil Aviation Authority in Australia, New Zealand, Singapore and the United Kingdom. Although regulatory requirements in other countries generally coincide with applicable U.S. requirements, specific regulations may vary from country to country. In some instances, parts, supplies and components that we purchase must also be traceable to sources deemed acceptable by the appropriate regulatory agency.

Parts and components that we own or acquire may not meet applicable standards and are subject to changing standards, which could require us to modify or eliminate parts and components contained in our inventory. Aircraft parts manufacturers may also develop new parts and components to be used in lieu of parts and components already contained in our inventory. In all such cases, to the extent that we have such parts and components in our inventory, their value may be reduced.

If our FAA repair authority is revoked or limited, we could incur significant costs and our growth could be hindered.

In 2002, Aviall Services’ product overhaul, repair and final assembly activities, which are regulated by the FAA, represented approximately 7.0% of Aviall Services’ net sales, including the parts used in these activities. The FAA prescribes standards and licensing requirements for aircraft components and effectively regulates component repair stations worldwide. Comparable agencies also regulate these matters in each of the foreign countries in which Aviall Services conducts operations. If Aviall Services does not have required FAA authority for its overhaul, repair and final assembly facilities, or loses the authority once it has been granted, the operation of that facility may be prohibited until it is able to reobtain FAA authority.

While we believe that Aviall Services possesses all required domestic and foreign governmental certifications, the revocation or limitation of its FAA repair authority would have a material adverse effect on its overhaul, repair and final assembly operations. In addition, we may be forced to incur unanticipated costs to adapt Aviall Services’ overhaul, repair and final assembly operations to any changes in FAA regulations. Moreover, for purposes of their own compliance with FAA requirements, some of our customers may require us to certify that our facilities, products and services meet certain standards and specifications. If we fail to meet these certification requirements or fail to maintain our certified status with one or more of our customers, our reputation could be harmed, which could have a material adverse effect on our business, financial condition, results of operations or the trading price of the new notes.

We are subject to risks associated with our international operations, and we may fail to implement strategies that adequately protect us against these risks.

We sell our products to customers located in many countries around the world. Because we sell our products and services outside of the U.S., we are exposed to risks associated with selling and operating in foreign countries. These risks include:

•	fluctuations in currency exchange rates;

•	political instability;

•	limitations on the conversion of foreign currencies into U.S. dollars; and

•	economic volatility.

During 2002, we derived approximately 24% of our total sales from selling our products and services to customers located outside of the U.S. The percentage of our net sales derived from selling our products and services outside of the U.S. could increase in the future.

Although we may enter into certain transactions to hedge the risk of foreign currency exchange rate fluctuations or take other steps to protect against these risks, we may be unable to fully protect ourselves against these risks. Any of these risks could have a material adverse effect on our business, financial condition, results of operations or the trading price of the new notes.

We could incur significant costs and expenses related to environmental problems.

Various federal, state, local and foreign laws and regulations require property owners or operators to pay for the costs of removal or remediation of hazardous or toxic substances located on or emanating from their property. Some of our current operations, such as our battery repair and brake service centers, use small quantities of hazardous or toxic substances in their operations. Some of our previously owned businesses used certain chemicals classified by various federal, state, local and foreign agencies as hazardous substances. We retain certain environmental liabilities related to these businesses for the period prior to their sale. We are involved in various stages of investigation and cleanup to comply with federal, state, local and foreign regulations related to these businesses.

These same laws and regulations also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances for the costs of their removal or remediation at the disposal or treatment facility. These laws and regulations generally impose liability regardless of whether the entity arranging for disposal ever owned or operated the disposal facility.

We have been named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and the Superfund Amendments and Reauthorization Act at five third-party disposal sites to which wastes were allegedly sent by the previous owner of assets used in our discontinued engine services operations. We did not use these identified disposal sites. Accordingly, the previous owner has retained, and has been discharging, all liability associated with the cleanup of these sites pursuant to the sales agreement. Although we could be potentially liable in the event of nonperformance by the previous owner, we do not anticipate nonperformance.

We have been named a potentially responsible party for certain hazardous waste cleanup at Miami International Airport. We have preliminarily investigated our responsibilities utilizing a local engineering firm in the Miami, Florida area. Based on the investigation to date, we believe that our exposure for remediation costs, if any, will not be material. Local authorities are currently researching and negotiating with potentially responsible parties.

As a past operator of businesses that used hazardous or toxic substances, we may be liable for additional removal or remediation costs, governmental penalties, property damage and related expenses. These costs and expenses could be significant and have a material adverse effect on our business, financial condition, results of operations or the trading price of the new notes.

If we improperly ship hazardous materials, we could incur substantial fines or damages.

The FAA exercises regulatory jurisdiction over and actively monitors the shipment of hazardous materials by air. Some of the products that we sell contain hazardous materials that are subject to these regulations, such as chemicals, oxygen generators, oxygen bottles and life rafts. We share responsibility with the air carrier for compliance with FAA regulations in shipping hazardous materials by air, and we are primarily responsible for the proper packaging and labeling of these items. If we mislabel or otherwise improperly ship hazardous materials, we may be liable for damage to the aircraft and other property as well as substantial monetary penalties. If any of these events were to occur, they could have a material adverse effect on our business, financial condition, results of operation or the trading price of the new notes.

A significant failure of our computer systems or networks could increase our operating costs significantly, cause us to lose customers and otherwise adversely affect our business.

We depend upon our computer systems and networks to deliver our products and services, respond to the needs of our customers, sell and manage our inventory, perform accounting and administrative functions, provide product and other informational services and create ILS’s electronic marketplaces. The success of our businesses depend upon our ability to provide superior reliability, capacity and security for both our Internet-based and dial-up systems. We are continually upgrading our computer networks and software. Our computer systems and networks, and the networks upon which we depend, are subject to factors that may cause interruptions in service or reduce capacity for our customers, including, but not limited to, physical damage, problems upgrading or integrating new hardware or software, power loss, capacity limitations, software defects and breaches of security due to computer viruses, break-ins or otherwise. Significant interruptions in service, capacity limitations or security breaches could disrupt our relationships with our suppliers and customers, which could have a material adverse effect on our business, financial condition, results of operations or the trading price of the new notes.

Advances in technology and evolving industry standards could increase our costs or cause us to lose customers.

The electronic marketplace business in which ILS operates is characterized by evolving industry standards and changing customer requirements. The introduction of new hardware or software or the emergence of new industry trends or standards could render our existing hardware, software or services obsolete, cause us to incur significant hardware, software, development or labor costs or cause us to write off prior investments in hardware or software. For example, in the second quarter of 2003, we incurred a $1.7 million impairment loss resulting from the write-off of a vendor software license purchased in 2001. We took this loss because we decided to pursue other cost-effective alternatives after the vendor changed its strategic focus. In addition, our failure to introduce new services and enhancements to our existing services in response to changing market conditions or customer or technology requirements could cause us to lose business to our competitors. Any of these risks could have a material adverse effect on our business, financial condition, results of operations or the trading price of the new notes.

Our ability to use our net operating loss carryforwards and other deferred tax assets in the future could be limited, negatively affecting our results of operations and cash flows.

As of December 31, 2002, we had federal net operating loss carryforwards of approximately $115.4 million, substantially all of which expire between 2009 and 2011. While we believe we will generate sufficient future U.S. federal taxable income to utilize our U.S. net operating loss carryforwards before expiration, we may not generate sufficient future taxable income in primarily state and foreign tax jurisdictions to utilize all of our state and foreign net operating loss carryforwards before their expiration. In addition, if certain substantial changes in our stock ownership should occur, there could be an annual limitation on the amount of our federal net operating loss carryforwards that we could utilize.

The dividend resulting from reducing the conversion price of our Series D Redeemable Preferred Stock and the subsequent conversion into common stock did not result in an annual limitation on the amount of our federal net operating loss carryforward that we could utilize. In addition, the future exercise of our outstanding warrants will not be deemed to be additional changes to our stock ownership, separate and apart from the original issuance of the warrants in March 2002. However, if there are additional changes to our equity ownership, particularly prior to June 30, 2004, there could be a limitation on our ability to use our federal net operating loss carryforward in the future.

A limitation on our ability to use our federal net operating loss carryforward could have a material adverse effect on our results of operations and cash flows.

The interests of our principal stockholders may be inconsistent with the interests of the holders of the new notes.

Affiliates of The Carlyle Group currently own approximately 36% of our outstanding voting stock, and two managing directors of The Carlyle Group sit on our board of directors. In addition, pursuant to an investor rights agreement between affiliates of The Carlyle Group and us, we may not take certain actions without their consent, including incurring certain types of additional debt, making specified payments and capital expenditures or issuing any class of capital stock that ranks senior to our common stock. As such, The Carlyle Group asserts considerable influence over our operations. The interests of The Carlyle Group and its affiliates may not be consistent with the interests of the holders of the new notes.

Risks Relating to Our Indebtedness and Investor Rights Agreement

Our significant indebtedness and other contractual obligations could adversely affect our financial health and prevent us from fulfilling our obligations under the new notes.

As of June 30, 2003, we had $210.6 million of debt outstanding, including capital lease obligations. We also have significant commitments under our parts contracts with Rolls-Royce. In 2003, we have committed to purchase $367.4 million of RR T56 parts and $103.0 million of RR 250 parts from Rolls-Royce. As of June 30, 2003, we had purchased $171.8 million of RR T56 parts and $42.5 million of RR 250 parts. We also have significant obligations under operating leases.

A portion of our indebtedness, primarily borrowings under the credit facility, bears interest at a floating rate. As of June 30, 2003, we had approximately $2.0 million of floating-rate borrowings outstanding. While such floating-rate borrowings were not significant as of June 30, 2003, the credit facility allowed for up to $194.1 million of additional floating-rate borrowings as of June 30, 2003. As a result, our floating-rate borrowings could increase dramatically in the future. Future interest rate increases will increase our interest expense on our floating-rate borrowings, which could be significant.

Our leverage could have important consequences to you. For example, it could:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the new notes and our other indebtedness;

•	place us at a competitive disadvantage to our competitors;

•	require us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, thereby reducing funds available for other purposes;

•	increase our vulnerability to a downturn in general economic conditions or the industry in which we compete;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate and other purposes; and

•	limit our ability to plan for and react to changes in our business and the industry in which we compete.

We and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indenture governing the new notes will restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

The terms of our indebtedness and our investor rights agreement could restrict our operations.

The terms of our indebtedness, including the credit facility and the indenture governing the new notes, and our investor rights agreement, contain covenants restricting our ability to, among other things, modify our corporate governance documents, incur certain additional debt, make specified payments and capital expenditures, authorize or issue capital stock, enter into transactions with our affiliates, consolidate, merge with or acquire another business, sell certain of our assets or liquidate, dissolve or wind-up our company. In addition, the terms of our credit facility require us to achieve and maintain certain specified financial ratios. These restrictions may limit our ability to engage in activities which could expand our business, including obtaining future financing, making needed capital expenditures, or taking advantage of business opportunities such as strategic acquisitions and dispositions.

Our failure to comply with the covenants contained in our credit facility or the indenture could result in an event of default that could cause acceleration of our indebtedness.

Our failure to comply with the covenants and other requirements contained in the indenture, our credit facility or our other debt instruments could cause an event of default under the relevant debt instrument. The occurrence of an event of default could trigger a default under our other debt instruments, prohibit us from accessing additional borrowings, and permit the holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets or cash flow may not be sufficient to repay fully borrowings under our outstanding debt instruments, and we may be unable to refinance or restructure the payments on indebtedness on favorable terms, or at all.

We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on the new notes.

We are a holding company and our only significant assets are the capital stock or other equity interests of our subsidiaries. As a holding company, we conduct substantially all of our business through these entities.

Consequently, our cash flow and ability to service our debt obligations, including the new notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing our debt, including our credit facility and the indenture governing the new notes. Although our credit facility and the indenture each limit the ability of our restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to Aviall Services and Aviall, respectively, these limitations do not apply to any joint ventures or minority investments into which we may enter. The limitations are also subject to important exceptions and qualifications.

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt, including the new notes, will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If our subsidiaries do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the new notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the new notes. The earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise may not be adequate for us to service our debt obligations, including the new notes.

Risks Relating to the New Notes

There may be no public market for the new notes, which may limit your ability to sell the notes.

The new notes will constitute a new class of securities with no established trading market. We do not intend to list the new notes on any national securities exchange or to seek the admission of the new notes for quotation through the National Association of Securities Dealers Automated Quotation System. We cannot assure you that:

•	an active public market for the new notes will develop;

•	any market that may develop for the new notes will be liquid; or

•	holders will be able to sell the new notes at all or at favorable prices.

Any new notes traded after they are initially issued may trade at a discount from their initial offering price. Various factors could have a materially adverse effect on the trading price of the new notes, including the failure of an active market to develop and fluctuations in the prevailing interest rates. In addition, our operating results and prospects could from time to time be below the expectations of public market analysts and investors, which could adversely affect public perception of our creditworthiness and the trading price of the new notes.

If old notes are exchanged for new notes in the exchange offer, the trading market for old notes that are not exchanged could be adversely affected due to the limited amount, or “float,” of the old notes that remain outstanding following the exchange offer. Generally, decreased float of a security could result in less demand to purchase that security and could, therefore, result in lower prices for that security. For the same reason, if a large number of old notes are not exchanged in the exchange offer, the trading market for the new notes could be similarly affected.

The new notes will be effectively subordinated to our secured debt.

Our obligations under the new notes, and the obligations of the guarantors under their respective guarantees, are unsecured. As a result, the new notes will be effectively subordinated to all of our and the guarantors’ secured debt to the extent of the collateral securing that debt. As of June 30, 2003, we had approximately $10.6 million of secured debt outstanding, substantially all of which represents the obligations of Aviall Services, as borrower, and Aviall and its other subsidiaries, as guarantors, under the credit facility. Our obligations under our credit facility are secured by substantially all of our and our subsidiaries’ inventory and receivables as described in “Description of Certain Indebtedness.” In the event that we are not able to repay amounts due under this facility, the lenders could proceed against the collateral securing that indebtedness. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under our credit facility before any proceeds would be available to make payments on the new notes. If there is a default, the value of this collateral may not be sufficient to repay both the lenders under our credit facility and the holders of the new notes.

The new notes will not be guaranteed by all of our subsidiaries and will be effectively subordinated to the debt of our non-guarantor subsidiaries.

Although the new notes will be fully and unconditionally guaranteed on a senior unsecured basis by our existing and future restricted subsidiaries, they will not be guaranteed by our other subsidiaries outside the United States unless those subsidiaries guarantee our other debt. The new notes will be effectively subordinated to all debt and other liabilities, including trade debt and preferred share claims, of our non-guarantor subsidiaries.

As of June 30, 2003, our non-guarantor subsidiaries had outstanding approximately $3.8 million of debt, accounts payable and other accrued liabilities. Our non-guarantor subsidiaries, before intercompany eliminations, contributed 10.3% of our net sales and 12.6% of our operating income for the six months ended June 30, 2003, and represented 6.2% of our total assets as of June 30, 2003. To the extent we expand our foreign operations, a larger percentage of our consolidated assets, revenue and operating income may be derived from non-guarantor subsidiaries. Our ability to repatriate cash from our foreign subsidiaries may be limited and amounts which we are able to repatriate may be subject to additional taxes.

For more information about the financial results of our guarantor and non-guarantor subsidiaries, see Note 21—Guarantor and Nonguarantor Financial Statements to our audited consolidated financial statements and Note 8—Guarantor and Nonguarantor Financial Statements to our unaudited consolidated financial statements, included elsewhere in this prospectus.

We may be unable to repurchase the new notes upon a change of control.

Upon the occurrence of a change of control, we will be required under the indenture governing the new notes to make an offer to repurchase all outstanding new notes at a purchase price equal to 101% of the principal amount of the new notes plus accrued interest. We may not have sufficient funds to pay the purchase price for all new notes tendered by holders under the offer to repurchase. In addition, the terms of our credit facility require, and our other debt agreements may require, that we repay all outstanding amounts upon the occurrence of a change of control. In any event, our ability to repurchase all outstanding new notes upon a change of control is subject to restrictions contained in, and payments due under, the credit facility. Our failure to repurchase all validly tendered new notes would result in an event of default under the indenture governing the new notes.

In addition, the definition of change of control for purposes of the indenture does not necessarily afford protection for the holders of the new notes in the event of some types of highly leveraged transactions, including certain acquisitions, mergers, refinancings, restructurings or other recapitalizations, although these types of transactions could increase our indebtedness or otherwise affect our capital structure or credit ratings and the holders of the new notes. The definition of change of control for purposes of the indenture also includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition under applicable law. Accordingly, our obligation to make an offer to purchase the new notes, and the ability of a holder of new notes to require us to repurchase its new notes pursuant to the offer as a result of a highly leveraged transaction or a sale, lease, transfer, conveyance or other disposition of less than all of our assets taken as a whole may be uncertain.

A court may void the guarantees of the new notes or subordinate the guarantees to other obligations of the subsidiary guarantors.

The new notes are guaranteed by each of our domestic subsidiaries. There is a risk that a guarantor’s guarantee of the new notes could be voided by a court or that claims by holders of the new notes under the guarantee could be subordinated to other debts of the guarantor. In addition, any payment by the guarantor pursuant to its guarantee could be required to be returned to that guarantor or to a fund for the benefit of the creditors of that guarantor.

Although standards may vary depending on the applicable law, generally under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a court may void or subordinate a guarantee if the court were to find that, among other things, at the time any guarantor of the new notes incurred the debt evidenced by its guarantee, the guarantor:

•	was insolvent or rendered insolvent by reason of the incurrence of the guarantee;

•	was engaged or about to engage in a business or transaction for which that guarantor’s remaining assets constituted unreasonably small capital;

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it, if in either case, after a final judgment, the judgment was unsatisfied; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature;

and that guarantor:

•	received less than reasonable equivalent value or fair consideration for the incurrence of its guarantee; or

•	incurred the guarantee or made related distributions or payments with the intent of hindering, delaying or defrauding creditors.

The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceedings. Generally, however, a guarantor of the notes would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets at a fair valuation;

•	the present fair value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

The holders of a majority of the new notes may waive defaults under or modify the indenture relating to the new notes in a manner adverse to noteholders who do not approve of such actions.

Assuming all the old notes are exchanged for new notes and subject to certain exceptions in the indenture relating to the new notes, the registered holders of at least a majority in aggregate principal amount of the new notes then outstanding will have the right to amend the indenture and waive certain past defaults or compliance with certain provisions of the indenture. These rights could allow actions affecting the new notes to be taken without the approval of all of the holders of the new notes and thus may have an adverse effect on the holders of the new notes who do not approve of such actions. See “Description of the New Notes—Amendments and Waivers.”

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the old notes, we and the subsidiary guarantors entered into a registration rights agreement pursuant to which we and the subsidiary guarantors agreed that we will:

•	use our reasonable best efforts to, within 90 days after the date of the original issuance of the old notes, file a registration statement with the SEC with respect to a registered offer to exchange the old notes for new notes having terms substantially identical in all material respects to the old notes (except with respect to transfer restrictions, special interest and registration rights);

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after the date of the original issuance of the old notes;

•	use our reasonable best efforts to keep the exchange offer open for not less than 30 days (or longer if required by applicable law) and not more then 60 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes; and

•	to file a shelf registration for the resale of the old notes if we cannot consummate the exchange offer within the required time periods or certain other circumstances occur as described in this prospectus.

For each old note tendered to us pursuant to the exchange offer, we will issue to the holder of such old note a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the date of the original issuance of the old note surrendered in exchange therefor.

Under existing interpretations of the staff of the SEC issued to third parties, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents to us in the exchange offer that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate, and is not engaging nor intends to engage, in the distribution of the new notes and that it is not our affiliate, as such terms are interpreted by the SEC; provided, however that broker-dealers receiving new notes in exchange for old notes acquired as a result of market-making or other trading activities will have a prospectus delivery requirement with respect to resales of such new notes. The staff of the SEC has taken the position in interpretations issued to third parties that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver this prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Under the registration rights agreement, we are required to allow participating broker-dealers to use this prospectus in connection with the resale of the new notes until the earlier of (i) the close of business 180 days after the expiration date of the exchange offer and (ii) the date on which all broker-dealers have sold all new notes held by them. If we do not receive any letters of transmittal from broker-dealers requesting to use this prospectus in connection with resales of new notes, we intend to terminate the effectiveness of the registration statement of which this prospectus is a part as soon as practicable after the consummation or termination of the exchange offer. After we terminate the effectiveness of the registration statement of which this prospectus is a part, broker-dealers will not be able to use this prospectus in connection with resales of new notes. As a result any broker-dealers intending to use this prospectus in connection with resales of new notes must deliver to us a letter of transmittal so stating.

In the event that:

•	any change of law or in applicable interpretations thereof by the staff of the SEC do not permit us to effect the exchange offer;

•	for any other reason the registration statement of which this prospectus is a part is not declared effective within 180 days after the date of the original issuance of the old notes or the exchange offer is not consummated within 210 days after the date of the original issuance of the old notes;

•	an initial purchaser of the old notes requests in writing with respect to an unsold allotment of old notes that are not eligible to be exchanged for new notes in the exchange offer and that are held by it following consummation of the exchange offer;

•	any holder of old notes (other than an initial purchaser) is not eligible under SEC interpretations to participate in the exchange offer or does not receive freely tradeable new notes in the exchange offer other than by reason of such holder being an affiliate of ours (it being understood that the requirement that a participating broker-dealer deliver the prospectus contained in the exchange offer registration statement in connection with the sales of new notes shall not result in such new notes being not “freely tradable”); or

•	a participating initial purchaser does not receive freely tradable new notes in exchange for old notes constituting any portion of an unsold allotment, other than by reason of such holder being an affiliate of ours (it being understood that the requirement that an initial purchaser deliver a prospectus containing the information required by Item 507 or 508 of Regulation S-K under the Securities Act in connection with the sales of new notes shall not result in such new notes being not “freely tradable”), then we will, at our cost, file and use our reasonable best efforts to have declared effective a shelf registration statement covering resales of the old notes as promptly as practicable (but in no event more than 90 days after the occurrence of any of the events set forth above).

We have agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act and to use our reasonable best efforts to keep the shelf registration statement effective until two years after its effective date or such shorter period that will terminate when all the notes covered by the shelf registration statement have been sold or, if earlier, the date on which the old notes become eligible for resale under Rule 144(k) of the Securities Act. We will, if we file a shelf registration statement, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the new notes, as the case may be. A holder selling such old notes or new notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

The registration rights agreement obligates us to pay special interest on the principal amount of the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) upon the occurrence of any of the following events:

•	on or prior to the 210th day following the date of the original issuance of the old notes, if neither the registered exchange offer has been consummated nor the shelf registration statement has been declared effective; or

•	after either the exchange offer registration statement or the shelf registration statement has been declared effective, if such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with the resales of old notes or new notes in accordance with and during the periods specified in the registration rights agreement.

We refer herein to any of the foregoing occurrences as a registration default.

Special interest will accrue on the principal amount of the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) from and including the date on which any registration default shall occur to but excluding the date on which all registration defaults have been cured. Special interest will accrue at a rate of .25% per annum during the 90-day period immediately following the occurrence of a registration default and shall increase by .25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 1.0% per annum.

Resale of New Notes

Based on no-action letters of the staff of the SEC issued to third parties, we believe that new notes may be offered for resale, resold and otherwise transferred by you (unless you are a broker-dealer as described below) without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	such new notes are acquired in the ordinary course of your business; and

•	you are not engaging nor intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of such new notes.

The staff of the SEC, however, has not considered this particular exchange offer for the new notes in the context of a no-action letter, and the staff of the SEC may not make a similar determination as in the no-action letters issued to these third parties.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes:

•	you cannot rely on such interpretations by the SEC staff issued to third parties; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus.

Only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date of the exchange offer. We will issue new notes in principal amount equal to the principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only for new notes and only in integral multiples of $1,000.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $200 million aggregate principal amount of the old notes is outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Old notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These old notes will be entitled to the rights and benefits such holders have under the indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

Holders of the old notes do not have any appraisal or dissenters’ rights under the General Corporation Law of Delaware or the indenture in connection with the exchange offer.

If you tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Expiration Date

The exchange offer will expire at 5:00 p.m. New York City time on October 24, 2003, unless, in our sole discretion, we extend the exchange offer.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange upon the expiration of the extended exchange offer.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion:

•	to amend the exchange offer;

•	to terminate the exchange offer; or

•	to refuse to accept any old notes not previously accepted for exchange,

by giving oral or written notice of such amendment, termination or nonacceptance to the exchange agent.

Any such nonacceptance, extension, termination or amendment will be followed promptly by oral or written notice thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement to the extent required by law. The supplement will be distributed to the registered holders of the old notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any new notes for, any old notes if the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting old notes for exchange in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under “—Your Representations to Us” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or staff interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time prior to or on the expiration of the offer in our sole discretion, subject to the registration rights agreement. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time prior to or on the expiration of the offer.

In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the new notes under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

•	mail or deliver such letter of transmittal or facsimile to the exchange agent; or

•	comply with the automated tender offer program procedures of The Depository Trust Company, or DTC, described below,

in any case for receipt on or prior to the expiration date, unless complying with the guaranteed delivery procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the cover page of the letter of transmittal. The exchange agent must receive such documents prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for you.

How to Tender if You Are a Beneficial Owner

If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either:

•	make appropriate arrangements to register ownership of the old notes in your name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures and Signature Guarantees

You must have signatures on a letter of transmittal or a notice of withdrawal (as described below) guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act who is also a member of one of the recognized signature guarantee programs identified in the letter of transmittal, or an eligible institution. Signature guarantees are not required, however, if the notes are tendered by:

•	a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	an eligible institution.

When You Need Endorsements or Bond Powers

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder exactly as the registered holder’s name appears on the old notes. An eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering Through DTC’s Automated Tender Offer Program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that it is tendering old notes that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the letter of transmittal may be enforced against such participant.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determinations will be final and binding. We reserve the absolute right to:

•	reject any old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful; and

•	waive any defects, irregularities or conditions of tender as to particular old notes.

Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Old Notes Not Accepted or Exchanged

If we do not accept any tendered old notes for exchange or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to their tendering holder. In the case of old notes tendered by book-entry transfer in the exchange agent’s account at DTC according to the procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	if you are not a broker-dealer that you are not engaging or intend to engage in the distribution of the new notes nor have any arrangement or understanding with any person to participate in the distribution of the new notes;

•	you acknowledge and agree that any person participating in the exchange offer for the purpose of distributing the new notes:

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the new notes acquired by such person; and

•	cannot rely on the position of the SEC set forth in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988) or similar letters;

•	you understand that a secondary resale transaction described in the preceding bullet point should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the SEC;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Book-Entry Transfer

The exchange agent will establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your old notes but your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date, you may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery:

•	setting forth your name and address, the certificate number(s) of your old notes and the principal amount of old notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the letter of transmittal or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent you if you wish to tender your old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written or facsimile notice of withdrawal at the address indicated on the cover page of the letter of transmittal; or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and aggregate principal amount of such old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of such old notes into the name of the person withdrawing the tender;

•	specify the name in which any such old notes are to be registered, if different from that of the depositor; and

•	be received by the exchange agent prior to the expiration date.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned promptly to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for the old notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; provided, however, we may make additional solicitation by telegraph, telephone or in person by our officers, regular employees and agents and those of our affiliates.

We have not retained any underwriter in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to that tendering holder.

Consequences of Failure to Exchange

Any old notes not tendered or accepted in the exchange offer will remain outstanding. If you do not exchange your old notes in this exchange offer, you will no longer be able to require us to register your old notes or to pay you any special interest. In addition, you will not be able to resell, offer to resell or otherwise transfer the old notes unless we have registered the old notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying value as the old notes. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a copy of the notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier, Hand Delivery, or Registered or Certified Mail

The Bank of New York

Reorganization Unit—7E

101 Barclay Street—Floor 7 East

New York, New York 10286

Attention: Giselle Guadalupe

Reorg. Unit—7E

By Facsimile (eligible institutions only):

(212) 298-1915

Confirm by Telephone:

(212) 815-6331

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the new notes and have agreed to pay all expenses of the exchange offer. In consideration for issuing the new notes, we will receive, in exchange, a like principal amount of old notes. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, issuing the new notes will not result in any increase in our outstanding debt.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2003. You should read this table in conjunction with “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included in this prospectus. The consummation of the exchange offer will not affect our capitalization.

At June 30, 2003
(Dollars in Thousands)
Cash and cash equivalents	$5,597

Debt (including current portion):
Credit facility (1)	$1,628
Canadian revolving credit facility (1)(2)	393
7 5/8% senior notes due 2011	200,000
Other	8,615

Total debt	210,636

Shareholders’ equity:
Common stock, $.01 par value, 80,000,000 shares authorized; 32,873,793 shares issued	$329
Paid in capital	432,094
Retained deficit	(122,871)
Treasury stock, at cost; 2,007,887 shares	(27,789)
Other equity (3)	(5,160)

Total shareholders’ equity	276,603

Total capitalization	$487,239

(1)	See “Description of Certain Indebtedness.” The balances under the credit facility fluctuate based on the amount we draw down and repay at any given time. As of June 30, 2003, we had $1.6 million outstanding under the credit facility and had issued letters of credit for $1.0 million. As of June 30, 2003, the average interest rate on borrowings under the credit facility was 4.13%.
(2)	In U.S. dollars.
(3)	Other equity consists of “Unearned Deferred Compensation” and “Accumulated Other Comprehensive Loss.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following data in conjunction with our audited and unaudited consolidated financial statements and the accompanying notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected data as of and for each of the five years in the period ended December 31, 2002 is derived from our audited consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent auditors, whose report on the audited consolidated financial statements as of December 31, 2001 and 2002, and for each of the three years ended December 31, 2002 is included in this prospectus. The selected data as of and for each of the six month periods ended June 30, 2002 and 2003 is derived from unaudited consolidated financial statements for such periods which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary to present fairly the financial results for such periods. The results of operations for the six months ended June 30, 2003 may not be indicative of the results to be expected for the year ended December 31, 2003.

Year Ended December 31,	Six Months Ended June 30,
1998	1999	2000	2001	2002	2002	2003
(Dollars in Thousands)
Selected Operating Data:
Net sales(1)	$404,207	$371,901	$485,920	$506,160	$803,293	$360,712	$502,338
Cost of sales(2)	304,282	280,475	377,379	398,821	646,477	281,094	417,611

Gross profit	99,925	91,426	108,541	107,339	156,816	79,618	84,727
Selling and administrative expenses(3)	67,683	73,547	82,042	87,729	95,412	48,526	49,358
Unusual (gain) loss (4)	—	4,470	—	2,810	(1,024)	—	1,707

Operating income	32,242	13,409	26,499	16,800	62,428	31,092	33,662
Loss on extinguishment of debt(5)	—	—	—	1,608	—	—	17,315
Interest expense	2,681	3,345	8,407	10,291	22,578	11,243	11,472

Earnings from continuing operations before taxes	29,561	10,064	18,092	4,901	39,850	19,840	4,875
Provision (benefit) for income taxes(6)(7)	(32,175)	4,949	7,526	2,464	13,199	7,543	1,669

Earnings from continuing operations	61,736	5,115	10,566	2,437	26,651	12,306	3,206
Earnings from discontinued operations(8)	2,821	4,588	1,062	322	3,026	—	—

Net earnings	64,577	9,703	11,628	2,759	29,677	12,306	3,206
Deemed dividend	—	—	—	—	(20,533)	—	—
Preferred stock dividends	—	—	—	(113)	(4,199)	(2,053)	(2,016)
Non cash reduction for conversion of preferred stock	—	—	—	—	—	—	(24,335)

Net earnings (loss) applicable to common shares	$64,557	$9,703	$11,628	$2,646	$4,945	$10,280	$(23,145)

Balance Sheet (at end of period):
Cash and cash equivalents	$3,136	$1,385	$4,865	$2,526	$4,997	$12,378	$5,597
Working capital(9)	86,409	120,991	136,354	258,429	316,682	266,282	312,859
Inventory	84,078	107,562	134,156	241,635	348,027	265,519	314,427
Total assets	304,646	340,640	395,451	533,229	652,464	589,924	624,376
Total debt	45,628	78,011	90,422	200,854	221,407	186,496	210,636
Convertible redeemable preferred stock	—	—	—	40,161	44,370	42,209	—
Shareholders’ equity	168,589	179,233	191,674	194,842	228,602	216,497	276,603

Other Financial Data:
Net cash provided by (used for):
Operating activities	$20,252	$(11,980)	$(7,612)	$(81,103)	$(37,084)	$9,648	$42,576
Investing activities	(9,370)	(21,089)	(16,581)	(37,008)	(17,137)	(5,638)	(3,600)
Financing activities	(15,302)	31,318	27,673	115,772	56,692	5,842	(38,376)
EBITDA(10)	37,596	19,919	35,052	27,455	75,325	37,671	40,642
Capital expenditures(11)	3,726	4,256	10,961	21,178	6,867	3,102	4,429
Purchase of distribution rights	5,753	17,000	5,645	24,889	10,398	2,661	—
Ratio of earnings to fixed charges(12)	6.8	x	2.9	x	2.6	x	1.3	x	2.2	x	2.2	x	1.3	x

Basic Net Earnings (Loss) Per Share Data:
Earnings (loss) from continuing operations	$3.22	$0.28	$0.58	$0.12	$0.08	$(0.56)	$(1.22)
Earnings from discontinued operations	0.15	0.25	0.06	0.02	0.11	—	—

Net earnings (loss)	$3.37	$0.53	$0.64	$0.14	$0.19	$(0.56)	$(1.22)

Weighted average common shares	19,150,869	18,222,526	18,313,401	18,380,975	18,478,102	18,382,757	20,551,965
Diluted Net Earnings (Loss) Per Share Data(13):
Earnings (loss) from continuing operations	$3.17	$0.28	$0.58	$0.12	$0.08	$(0.56)	$(1.22)
Earnings from discontinued operations	0.15	0.25	0.06	0.02	0.11	—	—

Net earnings (loss)	$3.32	$0.53	$0.64	$0.14	$0.19	$(0.56)	$(1.22)

Weighted average common and potentially dilutive common shares	19,466,419	18,474,038	18,337,161	18,718,979	27,565,957	26,057,973	29,619,716

(1)	Net sales for 2002 and the six months ended June 30, 2002 do not include approximately $74 million of RR T56 sales, valued at our contractual prices, made directly by Rolls-Royce to the U.S. military during the RR T56 transition period, which ended in June 2002. Net sales for the years 1999 and 1998 were restated as a result of the implementation of EITF 00-10 in 2000.
(2)	In 2001, cost of sales included a $7.0 million inventory and intangible write-down resulting from the downturn in the aerospace industry. This write-down was reclassified to cost of sales from selling and administrative expenses to conform to the 2002 presentation. Prior period amounts for inventory obsolescence expense have been reclassified to conform to the current presentation.
(3)	In 2001, we expensed $1.4 million, which was included in selling and administrative expenses, related to the relocation of our DFW Airport facility.
(4)	The unusual loss in 1999 resulted from costs incurred for the strategic review process and executive severance pay. The unusual loss in 2001 consists of write-downs of unfavorable leases and doubtful accounts related to the downturn in the economy in 2001 and costs related to our new capital structure. The unusual gain in 2002 resulted from the reversal of environmental reserves related to our previously owned businesses that do not qualify as discontinued operations. The unusual loss for the six months ended June 30, 2003 resulted from a software license impairment.
(5)	The loss on extinguishment of debt in 2001 resulted from the write-off of unamortized financing costs in connection with refinancing our former credit facility. This loss was reclassified from an extraordinary item to earnings from continuing operations before taxes to conform to FAS 145. The June 30, 2003 loss on extinguishment of debt is due to the write off of costs associated with the June 2003 payoff of the 14% notes resulting from the refinancing.
(6)	In 2002, our tax expense was net of a $0.8 million release of state net operating loss valuation allowances determined to be realizable. Earnings from continuing operations and net earnings in 1998 included a $32.2 million tax benefit due to the release of a $33.5 million deferred tax valuation allowance offset by provisions of certain U.S. state and foreign taxes.
(7)	Our cash payments for taxes are substantially lower than reported tax expense due to our use of net operating loss carryforwards, which are not expected to be fully utilized for several years.
(8)	In January 1996, we exited certain businesses and reported these businesses as discontinued operations. The earnings from discontinued operations resulted from changes in estimates for certain retained liabilities.
(9)	Working capital is calculated as current assets less cash minus current liabilities less current portion of long term debt and credit facility.
(10)	EBITDA represents earnings from continuing operations before depreciation, amortization, interest and related expense and tax expense. In 2001, and in the six months ended June 30, 2003, interest and related expense includes the loss on extinguishment of debt in connection with refinancing our debt. In no event should EBITDA be considered as an alternative to net earnings or any other GAAP measure as an indicator of our performance, nor should EBITDA be considered as an alternative to cash flows provided by operating activities as an indicator of cash flows or a measure of liquidity. We believe that EBITDA is a useful measure, along with other measurements under GAAP, in evaluating our financial performance and our ability to service our debt and is a conventionally used financial indicator. In addition, management uses EBITDA as a financial measure to evaluate our operating performance. The following table reconciles net earnings to EBITDA for the periods presented.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(Dollars in Thousands)
Net earnings	$64,577	$9,703	$11,628	$2,759	$29,677	$12,306	$3,206
Less:
Earnings from discontinued operations	2,821	4,588	1,062	322	3,026	—	—

Earnings from continuing operations	$61,736	$5,115	$10,566	$2,437	$26,651	$12,306	$3,206
Plus:
Income tax (benefit) expense	(32,175)	4,949	7,526	2,464	13,199	7,543	1,669
Interest and related expense	2,681	3,345	8,407	11,899	22,578	11,243	28,787
Depreciation and amortization expense	5,354	6,510	8,553	10,655	12,897	6,579	6,980

EBITDA	$37,596	$19,919	$35,052	$27,455	$75,325	$37,671	$40,642

(11)	Capital expenditures in 2001 and the six months ended June 30, 2003 include non-cash capital leases of $9.0 million and $0.8 million, respectively.
(12)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represents earnings from continuing operations before taxes and fixed charges. Fixed charges include interest expense, amortization of deferred debt issuance cost, the portion of operating rental expense that management believes is representative of the appropriate interest component of rent expense and the amount of pre-tax earnings required to pay preferred stock dividends.
(13)	Diluted net earnings per share were not dilutive, or lower than basic, in 2001, 2002 and for the six months ended June 30, 2002 and 2003. Therefore, diluted net earnings per share for these periods is presented equal to basic net earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

Our businesses consist of Aviall Services, the largest independent global aftermarket provider of new aerospace parts and related supply-chain services to the aerospace industry, and ILS, a leading independent information provider and operator of global electronic marketplaces for buying and selling parts, equipment and services for the aerospace and marine industries and the U.S. and international government procurement markets.

Net Sales.    Aviall Services’ net sales are generated primarily from the sale of new and OEM-remanufactured aerospace parts, components and supplies. We sell these products at prices based upon either a discount from the manufacturers’ published list prices or with a margin above our cost to buy the product. In some cases, the prices that we charge our customers are determined in our contracts with our suppliers. ILS’s net sales consist mainly of monthly or yearly subscription fees to access ILS’s online databases, fees charged to firms listing inventory in the databases, communications fees, income from the sale of custom reports and decision support products and fees for developing and hosting customers’ catalogs. ILS is an information service provider and does not own or sell the parts, equipment or services listed in its databases.

Cost of Sales and Gross Profit.    Aviall Services’ cost of sales consists primarily of costs incurred to purchase parts and supplies from OEMs, inventory carrying costs such as shrinkage and excess and obsolescence, and the amortization of the licensing fees for our significant long-term agreements with Honeywell and Rolls-Royce. We purchase parts, components and supplies based on discounts from the manufacturers’ published list prices as specified in agreements with our suppliers. Because the product sold by ILS is information, we include the expenses required to maintain and operate the central ILS computer system and communications network in our cost of sales. These expenses include the salaries and benefits of the computer operations staff, depreciation and lease costs for computer and communications equipment, telecommunications expenses and software costs. Gross profit is the difference between the sales generated and the costs related to those sales.

Selling and Administrative Expenses.    Selling and administrative expenses include all costs related to marketing, sales, planning and purchasing, accounting, finance, and other administrative departments of the two business units and the corporate staff. In addition, Aviall Services’ selling and administrative expenses include costs related to operating its central warehouse and our worldwide customer service centers.

Critical Accounting Policies

The process of preparing financial statements in conformity with accounting principles generally accepted in the U.S. requires us to use estimates and assumptions to determine certain of our assets, liabilities, revenues and expenses. We base these estimates and assumptions upon the best information available to us at the time the estimates or assumptions are made. Our estimates and assumptions could change materially as conditions both within and beyond our control change. Accordingly, our actual results could differ materially from our estimates. The most significant estimates made by our management include our allowance for doubtful accounts receivable, reserves for excess and obsolete inventories, deferred tax asset valuation allowances, environmental reserves, pension and postretirement benefit obligations and valuation of goodwill and distribution rights. The following is a discussion of our critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities. A full description of all of our significant accounting policies is included in Note 2—Summary of Significant Accounting Policies to our audited consolidated financial statements.

Revenue Recognition.    Revenue from the sale of parts, components and supplies and the repair of parts is recognized based on shipping terms with our customers. Revenue from information services and point-of-purchase subscription fees is recognized as services are rendered. Revenue from pay-in-advance subscription fees is deferred and recognized as services are rendered. Shipping and handling costs billed to customers are recognized as revenue.

Allowance for Doubtful Accounts.    An allowance for doubtful accounts receivable is established based on our estimates of the amount of uncollectible accounts receivable on a customer-by-customer basis. We determine the required allowance using information such as customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. The estimates can be affected by changes in the aerospace industry, customer credit issues or customer bankruptcies.

Inventories.    We value our inventory of aerospace parts at the lower of average cost or market. We make provisions for excess and obsolete inventories based on our assessment of slow-moving and obsolete inventories on a part-number-by-part-number basis within each product line. Historical parts sales and estimated future demand adjusted for known or expected aerospace industry trends or conditions provide the basis for our estimates. These estimates are subject to volatility and can be affected by reduced flight hours, the retirement of aircraft, changes in distribution agreements and other changes in the aerospace industry. We make provisions for inventory shrinkage based on periodic physical inventory counts. During the second quarter of 2002, we changed our classification of inventory obsolescence and inventory shrinkage from selling and administrative expenses to cost of sales. Prior periods have been reclassified to reflect this change.

Distribution Rights.    From time to time, we enter into long-term supplier distribution agreements that implicitly include a payment for distribution rights. When we enter into these agreements, we must value the distribution rights and amortize them over the life of the agreement. We calculate the value of the distribution rights using a discounted cash flow model of the expected net contract cash flows related to the specific distribution agreement. The most significant variables used in the model include expected sales, inventory value, incremental costs and working capital requirements. We base our valuation of inventory acquired on the contractual purchase discount off of list price adjusted for historical and expected parts sales. The determination of the amounts for the other factors used are based on information acquired during the agreement negotiation process. We amortize the value of the distribution rights over the term of the agreement using the straight-line method, which approximates the operating cash flows expected over the life of the agreement. In the event one or more of our material suppliers discontinue the products we sell, terminate our contract or are unable to perform under our agreement, the value of the distribution rights could be impaired, and we might be required to write-down or write-off the unamortized value of the distribution rights.

Deferred Taxes.    We establish our deferred tax assets and liabilities based on our profits or losses in each jurisdiction in which we operate. Associated valuation allowances reflect the likelihood of the recoverability of these assets. We base our judgment of the recoverability of these assets, which includes federal and, to a lesser degree, state net operating loss carryforwards, primarily on historical earnings, our estimate of current and expected future earnings, prudent and feasible tax planning strategies, and current and future ownership changes. The likelihood of an annual limitation on our ability to utilize our U.S. federal net operating loss carryforward to offset future U.S. federal taxable income is increased by certain historical changes in our equity ownership when combined with potential future ownership changes occurring in the rolling three-year testing period. The amount of an annual limitation can vary significantly based on certain factors existing at the date of the ownership change. If such limitations were imposed, they could have a material adverse impact on our results of operations and cash flows.

Pension and Postretirement Benefits Obligations.    The value of our pension and postretirement benefits assets and liabilities is determined on an actuarial basis. These values are affected by the market value of plan assets, our estimates of the expected return on plan assets and the discount rates we use to value our projected benefit obligation. We determine the discount rates using changes in the rates of return on high-quality, fixed-income investments. Actual changes in the fair market value of plan assets, differences between the actual return and the expected return on plan assets and changes in the discount rate we use affect the amount of pension expense we recognize.

Valuation of Long-Lived Assets.    We periodically review the net realizable value of our long-lived assets, including distribution rights, whenever events and circumstances indicate an impairment may have occurred. In the event we determine that the carrying value of long-lived assets is in excess of estimated gross future cash flows for those assets, we then write-down the value of the assets to a level commensurate with a discounted cash flow analysis of the estimated future cash flows.

Goodwill.    Goodwill represents the excess of the purchase price over the fair value of net assets acquired. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, or SFAS 142, “Goodwill and Other Intangible Assets,” we ceased amortizing goodwill effective January 1, 2002. On an annual basis, we compare the fair value of our reporting units with their carrying values. If the carrying value of a reporting unit exceeds its fair value, we would recognize an impairment equal to the excess of the fair value of the operating unit’s goodwill over the carrying value of its goodwill. The fair value of our reporting units is estimated using the discounted present value of estimated future cash flows.

Environmental.    The costs relating to our environmental liabilities have been estimated, including exit costs related to our previously owned businesses, when it is probable that a loss has been incurred and such loss is estimable. We base our probable environmental cost estimates on information obtained from independent environmental engineers and/or from our experts regarding the nature and extent of environmental contamination, available remedial alternatives and the cleanup criteria required by relevant governmental agencies. The estimated costs include anticipated site testing, consulting, remediation, disposal, postremediation monitoring and related legal fees. They are based on available information and represent the undiscounted costs to resolve the environmental matters in accordance with prevailing federal, state, local or foreign requirements. Our estimates may vary in the future as more information becomes available to us with respect to the level of contamination, the effectiveness and approval of selected remediation methods, the stage of our investigation at the individual sites, the recoverability of such costs from third parties and changes in federal, state, local or foreign statutes and regulations or their interpretation. Changes in estimates of these retained environmental liabilities are classified as unusual items in continuing operations or as discontinued operations depending on the accounting treatment that applied at the time the decision was made to exit the business.

Due to the small quantities of chemicals used and the current programs in place, we do not anticipate any material environmental liabilities or significant capital expenditures will be incurred in the future related to ongoing operations to comply or remain in compliance with existing environmental regulations. Based on information presently available and our programs to detect and minimize contamination, we believe that the ultimate disposition of pending environmental matters related to our previously owned businesses will not have a material adverse effect on our financial condition, results of operations or cash flows. However, environmental matters related to our previously owned businesses could be material to our cash flows during any one year.

Results of Operations

The following table sets forth our results of operations as a percentage of our net sales during the periods shown.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Statement of Income Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	77.7	78.8	80.5	77.9	83.1

Gross profit	22.3	21.2	19.5	22.1	16.0
Selling and administrative expenses	16.9	17.3	11.9	13.5	9.8
Unusual items	—	0.6	(0.1)	—	0.4

Operating income	5.4	3.3	7.7	8.6	6.7

Loss on extinguishment of debt	—	0.3	—	—	3.5
Interest expense	1.7	2.0	2.8	3.1	2.3
Provision for income taxes	1.5	0.5	1.6	2.1	0.3

Earnings from continuing operations	2.2%	0.5%	3.3%	3.4%	0.6%

The following table sets forth our results of operations by operating segment during the periods shown.

	Year Ended December 31,
	2000	2001	2002
	(Dollars in Thousands)
Net Sales:
Aviall Services	$457,931	$479,673	$776,151
ILS	27,989	26,487	27,142

Total net sales	$485,920	$506,160	$803,293

Profit:
Aviall Services	$21,483	$17,252	$62,032
ILS	12,636	10,310	9,535

Reportable segment profit	34,199	27,562	71,567
Unusual items	—	(2,810)	1,024
Corporate	(7,620)	(7,952)	(10,163)
Loss on extinguishment of debt	—	(1,608)	—
Interest expense	(8,407)	(10,291)	(22,578)

Earnings from continuing operations before income taxes	$18,092	$4,901	$39,850

Depreciation and Amortization:
Aviall Services	$7,561	$8,918	$10,297
ILS	822	1,672	2,548

Reportable segment depreciation and amortization	8,383	10,590	12,845
Corporate	170	65	52
Debt issue cost included in interest expense	679	975	4,227

Total depreciation and amortization	$9,232	$11,630	$17,124

Assets:
Aviall Services	$309,826	$442,636	$574,137
ILS	11,624	19,297	17,929

Reportable segment assets	321,450	461,933	592,066
Corporate	1,702	85	119
Deferred tax asset	72,299	71,211	60,279

Total assets	$395,451	$533,229	$652,464

Long-Lived Asset Additions:
Aviall Services	$11,662	$36,879	$14,952
ILS	4,908	9,159	2,223

Reportable segment long-lived asset additions	16,570	46,038	17,175
Corporate	36	29	90

Total long-lived asset additions	$16,606	$46,067	$17,265

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Net Sales.    Net sales for Aviall Services were $488.3 million, an increase of $140.9 million or 40.6%, from the $347.4 million recorded in the first six months of 2002. The increase was primarily due to higher military sales under the RR T56 contract that began in 2002, sales for the Honeywell agreements implemented during 2001 and 2002, and better-than-expected general aviation/corporate sales. The 2002 net sales amount does not include approximately $74 million of RR T56 sales, valued at our contractual prices, made directly by Rolls-Royce to the U.S. military during the RR T56 transition program, which ended in June 2002. We received full margin for these sales and assumed responsibility for direct shipments to the U.S. military on Rolls-Royce’s behalf at the end of the second quarter of 2002. If these sales had been included, Aviall’s year-over-year net sales increase for the first six months would have been 16%. Excluding net sales from the RR T56 product line, higher net sales year-over-year were reported by two of Aviall Services’ three major sectors: general aviation/corporate and government/military. In addition, all geographic regions posted higher year-over-year sales, except for the domestic and Latin America geographic regions. Sales of products supplied by Rolls-Royce and Honeywell were $327.8 million and $180.2 million in the first six months of 2003 and 2002, respectively.

Net sales for ILS were $14.0 million or a 5.1% increase from the $13.3 million recorded in the first six months of 2002.

Gross Profit.    Gross profit of $84.7 million increased $5.1 million or 6.4% in the first six months of 2003 compared to $79.6 million in the first six months of 2002. Gross profit as a percentage of net sales was 16.9% in the first six months of 2003 as compared to 22.1% in the first six months of 2002. If the full sales impact of the approximately $74 million of RR T56 sales made directly by Rolls-Royce to the U.S. military were reflected in Aviall Services’ net sales for the first six months of 2002, gross profit as a percentage of net sales would have been 18.3%. The decline in the comparable gross profit percentage is primarily attributable to the increased proportion of RR T56 sales to the U.S. military.

Selling and Administrative Expenses.    Selling and administrative expenses increased $0.8 million to $49.4 million in the first six months of 2003 but decreased as a percentage of net sales to 9.8% from 13.5% reported in the first six months of 2002. If the approximately $74 million of RR T56 sales made directly by Rolls-Royce to the U.S. military were reflected in Aviall Services’ net sales in the first six months of 2002, selling and administrative expenses as a percentage of net sales would have been 11.2%. Included in the first six months of 2003 amount is a $0.9 million provision for doubtful accounts in the commercial airline sector, net of $0.3 million in recoveries.

Impairment Loss.    The $1.7 million impairment loss resulted from the write-off of a vendor software license purchased in 2001. In the second quarter of 2003, we decided to pursue other cost-effective alternatives resulting from the vendor’s change in strategic focus. These alternatives will allow ILS to proceed in a less expensive and more timely manner with a strategy of offering electronic marketplace capabilities from the initial contact between buyer and seller through the conclusion of a transaction, which ILS calls its Contact to Contract plans.

Loss on Extinguishment of Debt.    A portion of the net proceeds from the issuance of the old notes was used to redeem the entire principal amount of the 14% notes. The remaining proceeds were used to repay approximately $106.3 million of outstanding indebtedness under the credit facility. This refinancing resulted in a $17.3 million noncash charge arising from the extinguishment of debt.

Interest Expense.    Interest expense increased $0.2 million to $11.5 million in the first six months of 2003 from $11.2 million in the first six months of 2002. Noncash interest expense included in the $11.5 million amounted to $2.7 million. This increase was primarily due to higher borrowings in 2003.

Income Tax Expense.    Our income tax expense for the first six months of 2003 was $1.7 million, and our effective tax rate was 34.2%. Our income tax expense for the first six months of 2002 was $7.5 million, and our effective tax rate was 38.0%. The reduction in the effective tax rate year-over-year resulted primarily from the impact of the loss on the extinguishment of debt in the second quarter of 2003.

Net Earnings.    Net earnings for the first six months of 2003 were $3.2 million, a decrease of 74.0% compared to the $12.3 million reported in the first six months of 2002.

Deemed Dividend.    The deemed dividend of $20.5 million in March 2002 resulted from the conversion of all of our outstanding Series B Redeemable Preferred Stock into 45,110 shares of Series D Redeemable Preferred Stock on March 15, 2002. The deemed dividend reflects the difference between the $8.44 closing market price of our common stock on the New York Stock Exchange on March 15, 2002 and the $5.80 conversion price of the Series D Redeemable Preferred Stock negotiated in December 2001, multiplied by the total number of shares of common stock into which the Series D Redeemable Preferred Stock could have been converted on March 15, 2002.

Preferred Stock Dividend.    The noncash preferred stock dividend of $2.0 million in the first six months of 2003 and $2.1 million in the first six months of 2002 resulted from the issuance of 1,108 shares of Series D

Redeemable Preferred Stock and 2,048 shares of Series D Redeemable Preferred Stock, respectively, as payment of the quarterly payable-in-kind dividends on the Series D Redeemable Preferred Stock due in the first six months of 2003 and 2002. The 2003 noncash preferred stock dividend of $2.0 million includes $0.9 million of accrued and unpaid dividends on the Series D Redeemable Preferred Stock prior to their conversion into shares of common stock on June 12, 2003.

Noncash Reduction for Conversion of Preferred Stock.    The $24.3 million noncash reduction for conversion of preferred stock in June 2003 resulted from the conversion of all of our outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of our common stock on June 12, 2003 following a reduction by our board of directors of the conversion price of the shares of Series D Redeemable Preferred Stock from $5.80 per share to approximately $4.62 per share.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales.    Net sales for Aviall Services were $776.2 million, an increase of $296.5 million or 61.8%, from the $479.7 million recorded in 2001. Sales for Aviall Services were mixed by geographic region: the Americas region increased $294.6 million or 84.3%; Europe fell $2.6 million or 4.7%; and the Asia-Pacific region increased $4.5 million or 6.0%. Sales in the government/military segment increased $285.2 million related to the RR T56 program, while sales in the general aviation/corporate segment improved by $36.3 million, primarily as a result of what management believes to be increased market share. Sales in the weaker commercial airline segment declined $25.0 million due to reduced demand for commercial airline travel. Sales of products under the RR T56 distribution agreement were $273.1 million in 2002. The 2002 net sales amounts did not include approximately $74 million of RR T56 sales, valued at our contractual prices, made directly by Rolls-Royce to the U.S. military during the RR T56 transition period which ended in June 2002 but do include our full margin on these sales. Sales of products supplied by Rolls-Royce and Honeywell were $433.2 million and $132.4 million in 2002 and 2001, respectively. Net sales for ILS of $27.1 million were up $0.7 million year-over-year.

Gross Profit.    Gross profit of $156.8 million for 2002 was up $49.5 million or 46.1% from the 2001 level of $107.3 million. As expected, gross profit as a percentage of net sales fell to 19.5%, reflecting the incorporation of lower-margin RR T56 sales. The 2001 gross profit was negatively affected by the $7.0 million inventory and intangible write-down resulting from the downturn in the aerospace industry. This write-down was reclassified to cost of sales from selling and administrative expenses to conform to our 2002 presentation.

Selling and Administrative Expenses.    Selling and administrative expenses increased $7.7 million to $95.4 million in 2002 from $87.7 million in 2001. The increase in selling and administrative expenses is largely attributable to the RR T56 and Honeywell product lines and higher depreciation costs associated with increased spending on technology infrastructure. This increase in selling and administrative expenses was partially offset by the implementation of SFAS 142, which reduced goodwill amortization by $1.9 million in 2002 as compared to 2001. Selling and administrative expenses as a percentage of net sales fell 5.4 percentage points to 11.9% in 2002 from 17.3% in 2001.

Unusual Gain.    The unusual gain of $1.0 million in 2002 resulted from the reversal of environmental reserves related to our previously owned businesses, which did not qualify as discontinued operations, due to changes in estimates for these liabilities.

Interest Expense.    Interest expense increased $12.3 million to $22.6 million in 2002 from $10.3 million in 2001. In 2002, our interest expense included $4.8 million of noncash expense. The increase in our interest expense was primarily due to our new capital structure, which resulted in higher borrowings, higher amortization of debt issuance costs and debt discount and the issuance of the 14% notes.

Income Tax Expense.    Income tax expense from continuing operations for 2002 was $13.2 million, and our effective tax rate was 33.1%. Our 2001 income tax expense from continuing operations was $2.5 million, and our effective tax rate was 50.3%. The reduction in the effective tax rate year-over-year resulted primarily from the higher earnings in 2002 compared to 2001, the elimination of goodwill amortization expense beginning in 2002 as a permanent difference, Extraterritorial Income exclusion tax benefits and the release of a valuation allowance related to our state net operating loss carryforwards.

Earnings from Continuing Operations.    Earnings from continuing operations in 2002 were $26.7 million, an increase of 993.6% compared to the $2.4 million reported in 2001.

Earnings from Discontinued Operations.    Earnings from discontinued operations in 2002 of $3.0 million, net of tax expense of $1.8 million, resulted from revised environmental liability estimates.

Deemed Dividend.    The deemed dividend of $20.5 million in March of 2002 resulted from the conversion of all of our outstanding Series B Redeemable Preferred Stock into 45,110 shares of Series D Redeemable Preferred Stock on March 15, 2002. The deemed dividend reflects the difference between the $8.44 closing market price of our common stock on the New York Stock Exchange on March 15, 2002 and the $5.80 conversion price of the Series D Redeemable Preferred Stock negotiated in December 2001, multiplied by the total number of shares of common stock into which the Series D Redeemable Preferred Stock could have been converted on March 15, 2002.

Preferred Stock Dividend.    The noncash preferred stock dividends of $4.2 million paid in 2002 resulted from the issuance of 4,191 shares of Series D Redeemable Preferred Stock in payment of the quarterly payable-in-kind dividends on the Series D Redeemable Preferred Stock, which as of December 31, 2002 were convertible into 722,585 shares of common stock.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales.    Despite the aerospace industry downturn, Aviall Services’ net sales increased $21.7 million or 4.7% in 2001 compared to 2000. The increase was primarily due to sales under the new Honeywell agreements in 2001 and increased RR 250 product line sales. Sales of products supplied by Rolls-Royce and Honeywell were $132.4 million and $109.9 million in 2001 and 2000, respectively. Sales for Aviall Services were higher for each major segment of the aerospace industry but were mixed by geographic region: the Americas region increased $13.1 million or 3.8%; Europe fell $2.4 million or 4.2%; and the Asia-Pacific region jumped $11.0 million or 17.2%.

ILS’s net sales decreased $1.5 million or 5.4% in 2001 compared to 2000 primarily due to continued customer acceptance of the annual prepayment discount initiative and the loss of communications revenue as customers migrated to accessing ILSmart.com through the Internet rather than through billable dial-up connections.

Gross Profit.    Gross profit of $107.3 million decreased $1.2 million or 1.1% in 2001 compared to $108.5 million in 2000. The decrease was due to a $7.0 million write-down of inventory and intangibles offset by sales under the new Honeywell agreements in 2001 and increased RR 250 product line sales. Gross profit as a percentage of net sales decreased to 21.2% in 2001 from 22.3% in 2000. A slight increase in gross profit as a percentage of net sales at Aviall Services, resulting from changes in product mix, was mostly offset by lower margins at ILS due to technology infrastructure investment costs.

Selling and Administrative Expenses.    In 2001, our selling and administrative expenses increased $5.7 million or 6.9% from 2000 primarily due to development expenses for our e-commerce initiatives, integration of the new Honeywell product lines and expenses to relocate our corporate headquarters and Aviall Services’ headquarters and central warehouse operations. This relocation was completed on time and at a cost of $1.4 million, which was $0.6 million less than the estimate previously disclosed. Tax incentives at this new site will allow us to maintain our ad valorem taxes at the 2001 rate, even though the tax basis of our assets increased substantially.

Unusual Loss.    Our 2001 results included a $2.8 million unusual loss primarily related to the aerospace industry changes resulting from the downturn in the economy in 2001, consisting of $1.1 million for the write-down of unfavorable leases, $1.0 million for doubtful accounts increases and $0.7 million in costs related to our new capital structure.

Loss on Extinguishment of Debt.    The loss on extinguishment of debt in 2001 resulted from the write-off of $1.6 million of unamortized debt issuance costs related to refinancing our credit facility in December 2001.

Interest Expense.    Our interest expense increased $1.9 million in 2001 compared to 2000 reflecting increased borrowings primarily due to higher working capital requirements associated with the new Honeywell product line additions, partially offset by decreased interest rates.

Income Tax Expense.    For 2001, our income tax expense from continuing operations was $2.5 million, and our effective tax rate was 50.3%. This rate exceeded the statutory rate primarily due to the amortization of nondeductible goodwill and foreign taxes in excess of the statutory rate. For 2000, our income tax expense from continuing operations was $7.5 million, and our effective tax rate was 41.6%. This rate exceeded the statutory rate primarily due to the amortization of nondeductible goodwill.

Earnings from Continuing Operations.    For 2001, earnings from continuing operations were $2.4 million compared to $10.6 million in 2000. As previously discussed, our 2001 results included a $7.0 million inventory and intangible write-down and a $2.8 million unusual loss related to the economic downturn and costs related to our new capital structure.

Earnings from Discontinued Operations.    Earnings from discontinued operations in 2001 of $0.3 million, net of tax expense of $0.2 million, were due to revised environmental liability estimates.

Foreign Operations

Aviall Services operates customer service centers in Australia, Canada, Hong Kong, The Netherlands, New Zealand and Singapore, as well as repair facilities in Australia and the United Kingdom. These foreign operations use the U.S. dollar as their functional currency because the majority of sales and inventory purchases are denominated in U.S. dollars. Foreign currency translation and transaction gains and losses are included in our net earnings. There are no current legal restrictions regarding the repatriation of cash from the foreign operations to the U.S. However, our general policy is not to repatriate cash.

The following table shows our foreign operations’ net sales and earnings from continuing operations before income taxes during the periods shown:

	Year Ended December 31,
	2000	2001	2002
	(Dollars in Millions)
Net sales	$96.9	$107.7	$112.8
Earnings from continuing operations before income taxes	$4.6	$6.7	$4.9

Income Taxes

Cash tax payments (refunds) made for federal, state and foreign income taxes were $0.4 million and $0.6 million for the three- and six-month periods ended June 30, 2003 compared to $(0.2) million and $0.2 million for the same periods in 2002. Cash tax payments made for federal state and foreign income taxes were $0.6 million, $2.0 million and $2.3 million in 2002, 2001 and 2000, respectively. Our cash income tax expense is primarily related to foreign taxes on our foreign operations. Our cash income tax expense continues to be substantially lower than the U.S. federal statutory rate through the use of our U.S. federal net operating loss carryforwards. As of December 31, 2002, our estimated U.S. federal net operating loss carryforward was approximately $115.4 million, which substantially expires between 2009 and 2011.

We periodically assess the likelihood of realizing our deferred tax assets and adjust the related valuation allowance based on the amount of deferred tax assets that we believe is more likely than not to be realized. While we believe we will generate sufficient future U.S. federal taxable income to utilize our U.S. net operating loss carryforwards before expiration, we also believe that we may not generate sufficient future taxable income in primarily state and foreign tax jurisdictions to utilize all of our net operating loss carryforwards before their expiration. To fully utilize our $60.3 million net deferred tax asset as of December 2002, we must generate $160.6 million of U.S. federal taxable income, based on current U.S. federal tax rates. We generated U.S. federal taxable income of $28.1 million, $13.8 million and $12.0 million in 2002, 2001 and 2000, respectively. The conversion of our Series D Redeemable Preferred Stock into common stock did not result in an annual limitation on the amount of our federal net operating loss carryforward that we could utilize. In addition, the future exercise of our outstanding warrants will not be deemed to be additional changes to our stock ownership, separate and apart from the original issuance of the warrants in March 2002. However, if there are additional changes to our equity ownership, particularly prior to June 30, 2004, there could be a limitation on our ability to use our federal net operating loss carryforward in the future, which could have a material adverse effect on our business. We will continue to monitor and assess the likelihood of realizing our deferred tax assets. Future changes in the valuation allowance may occur.

Liquidity and Capital Resources

Cash Flow.    Net cash flow provided by operations was $42.6 million in the first six months of 2003 compared to $9.6 million in the first six months of 2002. The increase in cash flow in the first half of 2003 resulted from reduced inventory levels as compared to December 31, 2002. The increase in cash flow in the first half of 2002 resulted from sales and gross margin increases and working capital changes related to the RR T56 contract. Inventory levels as of December 31, 2002 were unusually high due to inventory purchasing at year-end to take advantage of pricing incentives. Aviall Services’ inventory turns decreased slightly from 2.8 turns in December 2002 to 2.6 turns in June 2003 due to slightly lower-than-expected sales volumes for some product lines. Offsetting this, the days’ sales outstanding for Aviall’s receivables improved from 41 days in December 2002 to 37 days in June 2003 resulting largely from the higher mix of RR T56 contract sales which have comparatively short receivable terms. Capital expenditures were $4.4 million in the first six months of 2003, including $0.8 million for noncash capital expenditures, compared to $3.1 million in the first six months of 2002. We expect capital expenditures, including noncash capital expenditures, to be approximately $12.0 million in the aggregate for 2003. Net cash flow (used for) and provided by financing activities was $(38.4) million in the first six months of 2003 compared to $5.8 million in the first six months of 2002.

In summary, our cash provided by operating activities improved by $32.9 million to $42.6 million during the six month period ended June 30, 2003 compared to $9.6 million during the same period in 2002. This was after generating $14.8 million in working capital, defined as receivables, inventories and accounts payable, in 2003 compared to investing $20.3 million in working capital in 2002. In 2003, we used the cash provided by operating activities, as well as $0.1 million received from the issuance of common stock and $200.0 million received from the issuance of the old notes, net of $7.5 million of debt issue costs paid, to make $3.6 million of net capital expenditures, pay down $221.7 million of debt and decrease our cash overdraft position by $9.3 million. In addition, we increased our cash on hand as of June 30, 2003 by $0.6 million. In 2002, we used the cash provided by operating activities, as well as an increase in our cash overdraft position of $9.8 million and $0.2 million received from the issuance of common stock, to make $5.6 million of net capital expenditures and distribution rights and pay down $4.1 million of debt. We increased our cash on hand as of June 30, 2002 by $9.9 million.

Net cash flow used for operations was $37.1 million in 2002, $81.1 million in 2001 and $7.6 million in 2000. The improvement in 2002 compared to 2001 resulted primarily from the increase in net earnings derived from the RR T56 contract and an increase in accounts payable subsequent to the December 2001 initial payment for RR T56 inventory, offset by increased receivables requirements related to the implementation of the RR T56 contract and higher year-end inventory levels because we took advantage of lower inventory prices prior to the

2003 price increases implemented by Rolls-Royce. The increase in cash used in 2001 compared to 2000 resulted primarily from the December 2001 initial payment for the RR T56 inventory. Aviall Services inventory turns improved from 2.1 turns as of December 31, 2001 to 2.8 turns as of December 31, 2002 due to the addition of the higher-turn inventory related to the RR T56 contract and improved turns in our other inventory product lines since September 2001. The days’ sales outstanding for Aviall’s receivables improved from 62 days as of December 31, 2001 to 41 days as of December 31, 2002 primarily due to the favorable receivable terms in the RR T56 contract and improved collections. Both the improved inventory turns and receivable collections during 2002 contributed to the lower cash use by operations.

Capital expenditures were $6.9 million in 2002, $21.2 million in 2001, including $9.0 million for capitalized leases, and $11.0 million in 2000. Capital spending in 2002 was primarily for system enhancements at both Aviall Services and ILS and requirements related to the implementation of the RR T56 contract. The increased capital spending in 2001 compared to 2000 was related to planned technology projects ongoing from 2000 at both Aviall Services and ILS that were substantially completed in 2001, along with costs related to the relocation of our corporate headquarters and Aviall Services’ headquarters and central warehouse operations. We expect capital expenditures, including noncash capital expenditures, will be $12.0 million for 2003.

During 2002, we paid approximately $10.4 million for the right to sell additional products under our Honeywell engine systems and accessories, or ESA, and environmental control systems, or ECS, distribution agreement and will amortize the $10.4 million for these additional distribution rights over the remaining eight years of this agreement.

In December 2001, we paid approximately $11.6 million to purchase the right to sell parts for RR T56 series engines, which will be amortized over the ten-year term of the agreement. In March 2001, we entered into an agreement to sell Honeywell ESA and ECS parts. In June 2001, we entered into an agreement with Honeywell to sell Honeywell fuel control parts used in RR T56 series engines. We will amortize approximately $13.3 million of the cost for the distribution rights under these Honeywell agreements over the ten-year term of these agreements. In December 2000, we entered into an agreement to sell Honeywell fuel control products for the RR 250 and Honeywell LT101 series engines and will amortize $5.6 million of the cost for the distribution rights under this agreement over the ten-year term of the agreement.

Net cash flow provided by financing activities was $56.7 million in 2002, $115.8 million in 2001 and $27.7 million in 2000. The large increase in 2001 related to additional borrowings to finance the initial payment for the RR T56 agreement and the two new Honeywell parts distribution agreements.

In summary, our cash used for operating activities improved by $44.0 million to $(37.1) million during 2002 compared to 2001. This was after investing $90.0 million in working capital, defined as receivables, inventories and accounts payable, in 2002 compared to $109.0 million in 2001. In 2002, we invested $17.3 million in distribution rights and net capital expenditures compared to $37.0 million in 2001. The combined deficit in 2002 of $54.2 million for both operating and investing activities was funded by drawing $29.3 million on our credit facility, net of debt issue costs paid, increasing our cash overdraft position by $26.7 million and issuing $0.7 million of common stock, which also increased our cash on hand by $2.5 million. The combined deficit in 2001 of $118.1 million for both operating and investing activities was funded by drawing $87.9 million on our credit facility, net of debt issue costs paid, issuing $40.1 million of redeemable preferred stock and using $2.4 million of our available cash, partially offset by a $12.3 million decrease in our cash overdraft position.

Our cash flow during 2002 was stronger than 2001, resulting, we believe, from the 2001 investments in the new distribution contracts and infrastructure. As expected, our interest expense more than doubled in 2002 due to higher borrowings, amortization of higher debt issuance costs and debt discount and the issuance of the 14% notes. We believe that our cash flow from operations and available credit under the credit facility will be sufficient to meet our anticipated normal working capital and operating needs, including increased interest expense, for at least the next 12 months.

Convertible Redeemable Preferred Stock.    On March 15, 2002, our Series B Redeemable Preferred Stock was automatically converted into 45,110 shares of Series D Redeemable Preferred Stock which as of March 15, 2002 was convertible into 7,777,584 shares of common stock. Upon conversion of the Series B Redeemable Preferred Stock, we recorded a $20.5 million deemed dividend reflecting the difference between the $8.44 closing market price of our common stock on the New York Stock Exchange on March 15, 2002 and the $5.80 conversion price of the Series D Redeemable Preferred Stock negotiated in December 2001, multiplied by the total number of shares of common stock into which the Series D Redeemable Preferred Stock could have been converted on March 15, 2002.

On June 12, 2003, the Carlyle Investors converted all of the outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of our common stock, following a reduction by our board of directors of the conversion price of the shares of Series D Redeemable Preferred Stock from $5.80 per share to approximately $4.62 per share. We accounted for this reduction as a one-time $24.3 million noncash reduction to our net earnings available to common shareholders for the three- and six-month periods ended June 30, 2003. The shares of common stock issued to the Carlyle Investors as a result of the conversion represented approximately 36% of our outstanding common stock on the date of the conversion. At the time of the conversion, the outstanding shares of Series D Redeemable Preferred Stock had an aggregate liquidation preference, plus accrued and unpaid dividends, of approximately $51.3 million and a 9.0% annual payment-in-kind dividend rate.

Senior Unsecured Debt.    On June 30, 2003, we issued the old notes pursuant to an offering under Rule 144A and Regulation S of the Securities Act. The old notes bear interest at 7.625% per annum and mature on July 1, 2011, unless previously redeemed at our option. We may redeem some or all of the old notes at specified redemption prices at any time after July 1, 2007. In addition, prior to July 1, 2006, we may redeem up to 35% of the old notes from the proceeds of qualifying equity offerings.

The old notes are our senior unsecured obligations and are equal in right of payment to all of our senior indebtedness. The old notes are guaranteed on a senior unsecured basis by each of our domestic subsidiaries.

We used the net proceeds from the issuance of the old notes to redeem the entire principal amount of the 14% notes and to repay approximately $106.3 million of the outstanding revolving indebtedness under the credit facility. In connection with the redemption of the 14% notes, we recorded a $17.3 million pretax loss on extinguishment which consists of a $3.2 million prepayment premium on the outstanding principal amount of the 14% notes, $8.7 million of unamortized debt discount and $5.4 million of unamortized original debt issuance costs. While the issuance of the old notes was not registered, we expect to exchange them for the registered new notes pursuant to this exchange offer and in accordance with the terms of the registration rights agreement.

Senior Secured Debt.    Concurrently with the issuance of the old notes, we amended the credit facility to permit us to issue the old and new notes, to redeem the 14% notes, to permit Aviall to service the interest and principal on the old and new notes and to modify certain covenants to reflect, among other items, the issuance of the old and new notes. The credit facility consists of a $200.0 million revolving credit and letter of credit facility due as a balloon payment in 2006, with availability determined by reference to a borrowing base calculated using our eligible accounts receivable and inventory and after deducting reserves required by the lenders. As of June 30, 2003, we had $1.6 million outstanding on the credit facility and issued letters of credit for $1.0 million. We had $194.1 million available for additional borrowings under the credit facility and our borrowing base was $196.7 million as of June 30, 2003. Borrowings under the credit facility bear interest, at our option, based upon either: a eurodollar rate plus an applicable margin ranging from 2.5% to 3.0% depending upon our financial ratios or a base rate plus an applicable margin ranging from 1.5% to 2.0% depending upon the same financial ratios. We utilize both of these interest rate options. As of June 30, 2003, the average interest rate on the credit facility was 5.75%. A commitment fee of 0.5% is payable quarterly on the unused portion of the credit facility. Obligations under the credit facility are collateralized by substantially all of our domestic assets and 65.0% of the stock of each of our foreign subsidiaries. The credit facility also contains default clauses that permit the acceleration of all amounts due following the maturity of an event of default at the discretion of the lenders, and lock-box provisions that apply our cash collections to outstanding borrowings. Based on the terms of the credit facility and pursuant to EITF Issue No. 95-22, “Balance Sheet Classification of Revolving Credit Agreement Obligations Involving Lock-Box Arrangements,” we have classified amounts outstanding under the credit facility as current.

We also maintain a revolving credit facility in Canada. The CAD $6.0 million credit facility is currently available and had an outstanding balance at June 30, 2003 equivalent to U.S. $0.4 million.

Debt Covenants.    The credit facility contains various restrictive operating and financial covenants, including several that are based on earnings before interest, taxes, depreciation, amortization, extraordinary gains or losses, and one-time items, or Adjusted EBITDA. Our Adjusted EBITDA for the trailing four quarters ended June 30, 2003 was $77.3 million, composed of $19.3 million, $18.2 million, $20.2 million and $19.6 million during the third and fourth quarters of 2002 and the first and second quarters of 2003, respectively.

We must comply with a maximum leverage ratio covenant that measures the ratio of our outstanding debt to our Adjusted EBITDA for the trailing four quarters. This maximum leverage ratio covenant was initially set at 4.25 to 1 on December 31, 2002, and it will periodically decline until it reaches 2.50 to 1 for December 31, 2004 and all periods thereafter. As of June 30, 2003, the required ratio was 3.50 to 1. We must also comply with a minimum interest coverage ratio covenant that measures the ratio of our Adjusted EBITDA for the trailing four quarters to our interest expense during the trailing four quarters. The minimum interest coverage ratio covenant was initially set at 2.50 to 1 on December 31, 2002 and will periodically increase until it reaches 3.50 to 1 for December 31, 2004 and all periods thereafter. As of June 30, 2003, the required ratio was 2.50 to 1. Furthermore, we must maintain a tangible net worth at or above certain levels. At December 31, 2002, we were required to have a minimum tangible net worth of $160.9 million. Our tangible net worth covenant will periodically increase until it reaches $315.3 million on December 31, 2006, at which time it will expire. As of June 30, 2003, the required tangible net worth was $177.3 million. Finally, we must limit our capital expenditures to no more than $14.0 million for 2003, which includes allowed carryover spending from 2002, and $11.0 million for each of 2004, 2005 and 2006.

The old and new notes also contain various restrictive covenants. We may not incur additional indebtedness unless we maintain a consolidated interest coverage ratio of at least 2.0 to 1.0 or unless the debt is otherwise permitted under the indenture. The consolidated interest coverage ratio measures the ratio of our EBITDA, as defined in the indenture relating to the old and new notes, for the trailing four quarters to our interest expense for such quarters. Subject to specified exceptions, we may not make payments on or redeem our capital stock, make certain investments or make other restricted payments unless we maintain a consolidated interest coverage ratio of at least 2.0 to 1.0 and otherwise have available 50% of cumulative consolidated net income or capital stock sale proceeds from which such payments may be made. Our ability to incur liens is limited to the extent not expressly permitted or to the extent the old and new notes are not equally and ratably secured. We may not sell or otherwise dispose of any of the capital stock of our subsidiaries unless specifically authorized. We must receive fair market value for any asset sales and the consideration must be paid at least 75% in cash, cash equivalents or assumed liabilities. To the extent such proceeds are received, we must reinvest any proceeds exceeding $10 million in additional assets within a period of 365 days or thereafter repay senior debt or repurchase the old and new notes. Additionally, we must repurchase the old and new notes at a price equal to 101% of the principal amount of the old and new notes upon a change of control. The indenture relating to the old and new notes also contains additional covenants.

We are currently, and expect to remain, in compliance for at least the next twelve months in all material respects with the covenants in the credit facility and the old and new notes.

The following table presents a reconciliation of our EBITDA, as defined in the indenture governing the old and new notes, and Adjusted EBITDA, as defined in the credit facility, to net earnings (loss) for the trailing four quarters ended June 30, 2003:

	Third Quarter 2002	Fourth Quarter 2002	First Quarter 2003	Second Quarter 2003	Total
	(Dollars in Thousands)
Net earnings (loss)	$6,922	$10,449	$7,170	$(3,964)	$20,577
Earnings from discontinued operations	—	(3,026)	—	—	(3,026)

Earnings (loss) from continuing operations	6,922	7,423	7,170	(3,964)	17,551
Plus:
Income tax expense (benefit)	3,510	2,146	4,064	(2,395)	7,325
Interest and related expense	5,600	5,735	5,863	22,923	40,121
Depreciation and amortization expense	3,189	3,129	3,449	3,532	13,299

EBITDA	19,221	18,433	20,546	20,096	78,296
Noncash (gains) losses	95	(221)	(328)	(534)	(988)

Adjusted EBITDA	$19,316	$18,212	$20,218	$19,562	$77,308

The EBITDA calculation above is prepared in accordance with the terms of the indenture governing the old and new notes, and the Adjusted EBITDA calculation above is prepared in accordance with the terms of the credit facility. The noncash gains and losses and other noncash charges, which are included in the Adjusted EBITDA calculation in accordance with the terms of the credit facility, may occur again in the future. Depreciation and amortization expense above excludes debt issue cost and debt discount amortization. Adjusted EBITDA is presented solely to provide information on our debt covenants, and EBITDA and Adjusted EBITDA should not be considered an alternative to operating results or cash flows calculated in accordance with generally accepted accounting principles.

Contractual Obligations.    The following table sets forth our remaining contractual obligations as of June 30, 2003 for the periods shown (in thousands):

Contractual Obligation	Total	Remainder of 2003	2-3 Years	4-5 Years	Thereafter
Debt	$204,887	$255	$2,609	$20	$202,003
Capital lease obligations	5,749	1,402	3,700	647	—
Operating leases	34,934	4,129	13,178	7,424	10,203
Purchase commitments	256,100	256,100	—	—	—

Total contractual cash obligations	$501,670	$261,886	$19,487	$8,091	$212,206

Summarized Article 11 Pro Forma Financial Information.    The following table presents summarized pro forma financial information, in accordance with Article 11 of Regulation S-X, to reflect, on a pro forma basis, our net earnings for the three- and six-month periods ended June 30, 2003 and 2002 as if the refinancing and preferred stock conversion had been completed prior to January 1, 2002. Included is a reconciliation of our actual net earnings (loss) applicable to common shares with our pro forma net earnings and pro forma diluted net earnings per share. We believe this pro forma presentation is beneficial to investors to provide information on how these consummated transactions would have affected the historical financial statements had they occurred at an earlier date. The refinancing and preferred stock conversion transactions in June 2003 significantly changed our debt and capital structure. The preferred stock conversion resulted in significant dilution to our common shares outstanding due to the issuance of 11,100,878 additional common shares, and the refinancing lowered our net interest expense. We believe this summary of pro forma financial information provides management with a mechanism to evaluate year-over-year operating performance on a comparable basis without including the costs associated with the preferred stock, the issuance of new debt and the retirement of old debt.

	Six Months Ended June 30,
	2002	2003
	(Dollars In Thousands)
Net earnings (loss) applicable to common shares	$(10,280)	$(23,145)
Pro forma adjustments:
Deemed dividend from beneficial conversion feature	20,533	—
Preferred stock dividends	2,053	2,016
Noncash reduction for conversion of preferred stock	—	24,335
Net interest expense adjustment, net of tax	735	743
Loss on extinguishment of debt, net of tax	—	11,385

Pro forma net earnings	$13,041	$15,334

Pro forma diluted net earnings per share	$0.42	$0.48
Pro forma weighted average common and potentially dilutive common shares	30,948,702	31,866,942

The pro forma adjustments, which are directly attributable to the transactions discussed above, include:

•	the noncash deemed dividend from the issuance of the Series D Redeemable Preferred Stock in March 2002;

•	the quarterly dividends paid on the Series D Redeemable Preferred Stock;

•	a noncash reduction of earnings available to common shareholders for the conversion of all shares of our Series D Redeemable Preferred Stock into shares of common stock;

•	an after-tax adjustment reflecting the lower interest expense of the pro forma interest expense on our new debt over our old debt; and

•	an after-tax charge of $11.4 million to write-off unamortized deferred financing costs on our old debt in connection with the refinancing.

Environmental Matters

Aviall Services’ business includes parts repair operations that require the use, storage and disposal of certain chemicals in small quantities. These chemicals are regulated under various federal, state, local or foreign environmental protection laws, which require us to eliminate or mitigate the impact of these substances on the environment. In response to these requirements, we have upgraded facilities and implemented programs to detect and minimize contamination. Due to the small quantities of chemicals used and the current programs in place, we do not anticipate any material environmental liabilities or significant capital expenditures will be incurred in the future related to our ongoing operations to comply or remain in compliance with existing environmental regulations.

Additionally, some of the products, such as chemicals, oxygen generators, oxygen bottles and life rafts, sold by Aviall Services contain hazardous materials that are subject to FAA regulations and various federal, state, local or foreign environmental protections laws. If Aviall Services ships such products by air, it shares responsibility with the air carrier for compliance with these FAA regulations and is primarily responsible for the proper packaging and labeling of these items. If Aviall Services mislabels or otherwise improperly ships hazardous materials, it may be liable for damage to the aircraft and other property, as well as substantial monetary penalties. Any of these events could have a material adverse effect on our financial condition or results of operations. The FAA actively monitors the shipment of hazardous materials.

Certain of our previously owned businesses used certain chemicals classified by various federal, state, local or foreign agencies as hazardous substances. We retain environmental liabilities related to these businesses for the period prior to their sale. We are involved in various stages of investigation, cleanup, maintenance and closure to comply with federal, state, local or foreign regulations at these locations. The primary locations are Dallas (Forest Park), Texas; Dallas (Love Field), Texas; Irving (Carter Field), Texas; McAllen, Texas; and Prestwick, Scotland.

We completed required remediation on soil and ground water issues and received state agency closure letters requiring no further action for the Carter Field, McAllen and Prestwick, Scotland locations. The former Forest Park facility received a closure letter with a five-year continuing care plan that only includes ground water sampling. In addition, we submitted a Conceptual Exposure Assessment Model as well as a Response Action Work Plan for the Love Field location to the state agency, both of which were approved, and we expect to receive a closure letter with continuing care from the state agency in the third quarter of 2003. Based on the current information available, we believe existing environmental financial reserves for these previously owned properties are sufficient. In addition, we are in litigation with a previous owner of three of these locations as to their potential shared liability associated with the cleanup of these sites. Due to the uncertainty of recoverability of this claim, we have not recorded a receivable. All other insurance claims for these properties have been settled.

We have been named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and the Superfund Amendments and Reauthorization Act at five third-party disposal sites to which wastes were allegedly sent by the previous owner of assets used in our discontinued engine services operations. We did not use these identified disposal sites. Accordingly, the previous owner has retained, and has been discharging, all liability associated with the cleanup of these sites pursuant to the sales agreement. Although we could be potentially liable in the event of nonperformance by the previous owner, we do not currently anticipate nonperformance. Based on this information, we have not accrued for any costs associated with these third-party sites.

We have been named a potentially responsible party for certain hazardous waste cleanup at Miami International Airport. We have preliminarily investigated our responsibilities utilizing a local engineering firm in the Miami area. Based on the investigation to date, we believe our exposure for remediation costs, if any, will not be material. Local authorities are currently researching and negotiating with potentially responsible parties. All probable costs are estimated and accrued in environmental reserves.

At December 31, 2002 and 2001, accrued environmental liabilities related to previously owned businesses were $4.6 million and $12.4 million, respectively. No environmental expense related to our ongoing business was recorded in 2002, 2001 or 2000. However, a gain was recorded in December 2002 related to revised estimates for businesses previously owned. This included a $1.0 million pretax unusual gain recorded to continuing operations and a $3.4 million net-of-tax gain recorded to discontinued operations. In 2003, we expect to spend, and charge against our existing accrued environmental reserves, $2.0 million for monitoring and remediating environmental liabilities at previously owned businesses.

The ultimate cost of our environmental liabilities has been estimated, including exit costs related to previously owned businesses. Based on information presently available and programs to detect and minimize contamination, we believe the ultimate disposition of pending environmental matters related to our previously owned businesses will not have a material adverse effect on our results of operations, cash flows or financial condition. However, certain environmental matters could be material to our cash flows during any one year.

New Accounting Pronouncements

On May 15, 2003, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 represents the first phase of the FASB’s project on liabilities and equity and requires financial instruments that meet the definitions in the statement to be classified as liabilities. SFAS 150 requires that mandatorily redeemable preferred stock be classified and accounted for as a liability. However, it excludes from its scope convertible instruments, which will be addressed in the second phase of the FASB’s project. SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. Because our convertible redeemable preferred stock was converted to common stock on June 12, 2003, the adoption of this statement will not have an effect on our consolidated financial position and results of operations.

On April 30, 2003, the FASB issued Statement of Financial Accounting Standards No. 149, or SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments to incorporate decisions made by the Derivatives Implementation Group. The statement is generally effective for contracts or hedging relationships entered into after June 30, 2003. We believe the adoption of this statement will not have a significant effect on our consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 provides guidance for companies having ownership of variable interest entities, typically referred to as special purpose entities, in determining whether to consolidate such variable interest entities. FIN 46 has immediate applicability for variable interest entities created after January 31, 2003 or interests in variable interest entities obtained after that date. For interests in variable interest entities obtained prior to February 1, 2003, FIN 46 becomes effective on July 1, 2003. Because we do not hold an interest in an entity governed by the pronouncement, we do not believe the adoption will have a significant effect on our consolidated financial position or results of operations.

On December 31, 2002, the FASB issued Statement of Financial Accounting Standards No. 148, or SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123,” which is intended to encourage the adoption of the accounting provisions of Statement of Financial Accounting Standards No. 123, or SFAS 123, “Accounting for Stock-Based Compensation.” Under the provisions of SFAS 148, companies that choose to adopt the accounting provisions of SFAS 123 will be permitted to select from three transition methods. SFAS 148 also mandates certain new disclosures that are incremental to those required by SFAS 123. The transition and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. We adopted the disclosure provisions of SFAS 148 as of December 31, 2002. Because we did not adopt the accounting provisions of SFAS 148, there was no financial impact associated with its adoption.

On November 25, 2002, the FASB issued Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34.” FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. We adopted FIN 45 as of December 31, 2002 and there was no financial impact associated with its adoption.

On June 28, 2002, the FASB issued Statement of Financial Accounting Standards No. 146, or SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance of Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a

Restructuring).” The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as of January 1, 2003 and had no material impact on our consolidated financial statements as a result of the adoption of this statement.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, or SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The most significant impact of SFAS 145 is to eliminate the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item unless these items are infrequent and unusual in nature. We adopted SFAS 145 as of January 1, 2003. Upon adoption of SFAS 145, we reclassified our previously reported extraordinary items, which relate to early extinguishment of debt, as a component of earnings before income taxes.

Outlook

We participate in the global aerospace aftermarket through Aviall Services and ILS. Our operations and results of operations are affected by the general economic climate, particularly as it influences flight activity in the government/military, general aviation/corporate and commercial airline segments. We benefit from our participation in all aerospace segments and most particularly in the global aerospace aftermarket where we generate revenue from the aerospace sectors of many countries other than those in North America.

The demand for commercial air transport has been reduced by the prevailing global economic slowdown, the Iraqi conflict and the uncertainty caused by SARS. This lower flight activity, which has promoted accelerated retirement of older aircraft and caused the deferral of nonessential aircraft maintenance and overhaul services, has reduced demand for new replacement parts we sell. In addition, some air operations have been reduced because commercial airlines, air freight carriers and other commercial airline-related firms around the world are experiencing large financial losses. These losses have resulted in several bankruptcies, which detrimentally affect the immediate future business prospects of the affected companies, as well as the prospects for many that perform related business services for these companies.

While we believe our current reserves for doubtful accounts are adequate, we could be negatively affected if our receivables from several of our major customers become uncollectible. We regularly review our exposure to these customers to determine appropriate loss reserve amounts and credit limits, if any, that should be recorded to cover our potential loss, as well as determining the strategies that could minimize exposure in the case of bankruptcy. During the third quarter of 2002, US Airways Group and Vanguard Airlines each filed for bankruptcy protection. During the fourth quarter of 2002, United Airlines filed for bankruptcy and US Airways Group filed a plan of reorganization. During the first quarter of 2003, Air Canada filed for bankruptcy. Aviall Services’ net sales to these customers combined during 2002 and the first six months of 2003 were less than $5.6 million and $2.5 million, respectively.

The length of time required for a recovery of the global commercial aviation sector is not known, and the recovery could be further threatened by a number of factors, including slower economic growth, foreign political instability, or acts of war or terrorism. However, general aviation/corporate flight activity generally remained relatively stable during 2002 and into 2003, although both sectors have recently exhibited a weakness in flight-related activity. At the same time, the U.S. military and other foreign militaries, which utilize airframes powered by the RR T56 engine, have significantly increased their flight activities in connection with increased military and other government-sponsored operations around the world. Our RR T56 military business has benefited us materially by broadening our product offering and offsetting the continuing slowdown in commercial aviation as the use of these aircraft increased to deal with strategic threats in the Middle East.

In 2003, we have a purchase commitment to Rolls-Royce that requires us to purchase $367.4 million of RR T56 parts. We also have a similar requirement to purchase not less than $103 million of RR 250 gas turbine parts. As of June 30, 2003, we have purchased $171.8 million of RR T56 parts and $42.5 million of RR 250 parts.

Based on our current plans and our sales and marketing activities, we expect to fulfill the remainder of these obligations in the ordinary course of business. We currently have no future contractual inventory purchase commitments beyond 2003 except those required under normal purchasing lead times, which can be up to twelve months or longer. Both of the Rolls-Royce contracts continue to meet our revenue expectations. In addition, we expect the current sales levels under these contracts to continue into the foreseeable future.

In the first six months of 2003, Aviall Services’ net sales were derived approximately 54% from government/military sales, 25% from general aviation/corporate sales and 21% from commercial airline sales. We are pursuing a number of opportunities for additional growth; however, we do not have any immediate prospects that could represent an opportunity of the magnitude of the RR T56 contract in 2003 or beyond. Accordingly, our sales are unlikely to grow by a similar amount in the future.

While our revenue in the first half of 2003 increased by 40%, our selling and administrative expenses for the same period experienced only a 2% increase. This continues to demonstrate our belief that both Aviall Services and ILS are scalable businesses with significant portions of their expenses being relatively fixed in the short-term. This scalability produces positive results in a growing marketplace as evidenced by the impact of the RR T56 agreement.

In 2002, ILS experienced a slight decrease in commercial airline-related subscribers. This decrease was partially offset by an increase in the number of government-related and general aviation/corporate subscribers. As a result, ILS has not experienced a material adverse impact on its business as a result of the economic downturn. This stability has been maintained during the first half of 2003. ILS is continuing to develop, evolve and improve its electronic marketplace offerings to mitigate the prolonged effects of the economic downturn and to improve its competitiveness. However, to do this, it has to, among other things, adapt various software packages to meet the needs of its customers. The software packages are extremely complex and do not always provide the promised flexibility required by ILS’s customer base. Therefore, the deployment of the software requires significant alterations which may cause ILS to incur unplanned, potentially significant costs. For example, in the second quarter of 2003, ILS took a $1.7 million write-off for a vendor software license purchased in 2001 due to a change in the vendor’s strategic focus and the availability of other less expensive software alternatives.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we have used financial instruments to offset these risks. These financial instruments are not used for trading or speculative purposes.

Our earnings are affected by changes in short-term interest rates as a result of borrowings under our credit facility, which bear interest based on floating rates. Prior to 2001, we entered into interest rate caps, swaps and other similar instruments to reduce the impact of fluctuation in interest rates on our floating-rate debt. As of December 31, 2002 and 2001, we did not have any interest rate hedges in place.

At December 31, 2002, we had $140.8 million of variable-rate debt obligations outstanding with a weighted average interest rate of 4.71%. A hypothetical 10% change in the effective interest rate for these borrowings or approximately 47 basis points, assuming debt levels at December 31, 2002, would change interest expense by approximately $0.7 million. Future interest rate increases will increase our interest expense on our variable-rate borrowings, which could be significant.

Our foreign operations utilize the U.S. dollar as their functional currency. Foreign currency translation and transaction gains and losses are included in net earnings. Foreign currency transaction exposure relates primarily to foreign currency-denominated accounts receivables and the transfer of foreign currency from subsidiaries to Aviall Services. We have sales transactions denominated in foreign currencies in Australia, Canada and New

Zealand. Currency transaction exposures are not hedged. Unrealized currency translation gains and losses are recognized each month upon translation of the foreign subsidiaries’ balance sheets into U.S. dollars. From time to time, we have used foreign currency borrowings as a hedge against foreign-denominated net assets. As of December 31, 2002 and 2001, we had a Canadian dollar-denominated loan equivalent to U.S. $0.6 million and U.S. $1.2 million, respectively.

We have not experienced any significant changes in market risk during the six months ended June 30, 2003.

INDUSTRY

Aerospace Parts, Components and Supplies

The global market for aerospace parts, components and supplies generally consists of two related segments: the new aircraft parts segment and the aftermarket parts segment. The new aircraft parts segment is comprised of parts installed during the construction of new aircraft or engines. OEMs typically sell new aerospace parts, components and supplies directly to aircraft manufacturers and their subcontractors, such as Boeing, Lockheed Martin and European Aeronautic Defense and Space Company, for use on airframes or engines under construction. The aftermarket parts segment is comprised of parts needed for the scheduled and unscheduled maintenance, repair and modification of aircraft already in use, and can be further divided into two distinct groups: the new parts group and the redistribution group. In the aftermarket segment’s new parts group, OEMs and their distributors sell new aerospace parts, components and supplies for use on existing airframes and engines. In the aftermarket segment’s redistribution group, aerospace parts dealers, airlines and others sell used, surplus and repaired aerospace parts or components for use on existing airframes and engines. Many operators in the aftermarket segment also provide maintenance and repair services for aircraft parts and components.

Aftermarket aerospace parts generally fall into two categories: consumable or expendable parts or supplies (such as turbine igniters, lamps, filters, lubricants and other fluids), which are consumed during use or disposed of after being used. Aftermarket aerospace parts also include repairable parts and components (such as engine parts and components), which generally can be repaired and reused more than once.

Generally, new aircraft and helicopters are covered by comprehensive warranties ranging from two-to-five years after initial delivery. During this warranty period, OEMs and their suppliers provide most repairable parts and components to owners and operators. As a result, aftermarket suppliers generally sell aerospace parts and components for use on airframes and engines that are out of warranty, including out-of-production airframes and engines. Unlike repairable parts, consumable parts and supplies are generally not covered by OEM warranties and are typically purchased from OEMs or their distributors in the aftermarket.

Aircraft operators replace aerospace parts and components based upon time or usage, either when they wear out or when applicable government regulations or specific manufacturer recommendations require them to be replaced. As a result of increased wear and tear and greater age and usage, older airframes and engines need substantially more parts than newer versions. Aircraft generally undergo more frequent parts replacements and repairs as the age of the aircraft increases.

Aviall Services primarily operates in the aftermarket segment’s new parts group, in which Aviall Services provides primarily new aerospace parts, components and supplies on behalf of OEMs mainly to commercial and regional airlines, general aviation/corporate operators, air freight carriers, U.S. government and foreign governments for installation on their aircraft and helicopters. In addition, Aviall Services provides primarily new aerospace parts, components and supplies on behalf of OEMs to maintenance and repair facilities for installation on military, commercial, corporate and general aviation aircraft, including helicopters, undergoing repair. Aviall Services also operates 17 repair and final assembly shops in cooperation with selected suppliers.

ILS principally operates in the aftermarket segment’s redistribution group. Through its electronic marketplaces, ILS provides information and functionality for its subscribers. ILS also manages e-commerce technology for buyers and sellers of new and used, surplus and repaired aviation and aerospace parts and components, as well as repair services. In addition, ILS offers similar services for the commercial marine and U.S. defense procurement industries. The e-commerce industry has developed substantially since the Internet became generally accessible in 1995. Initially, many analysts expected the Internet would be dominated by a few highly sophisticated, aggregated companies serving many industry verticals. This has not occurred for many reasons, the most important of which, we believe, is that for a marketplace to succeed, it requires participation by a critical mass of buyers and sellers. Few of the initial Internet companies had enough participants to not only demonstrate the depth and volume of transactions necessary to keep existing buyers and sellers, but also to attract new ones. Accordingly, ILS operates in a competitive environment that presently consists of no independent companies of comparable size and a group of OEM and airline alliances that offer limited e-commerce opportunities for the OEMs and airlines to reduce the costs of serving common customers or shared aerospace projects.

According to Overhaul & Maintenance, a leading industry publication, the global commercial maintenance, repair and overhaul market in which Aviall Services participates is currently at least $30 billion in size. Based on our experience with maintenance and repair organizations, we believe that approximately half of this amount results from labor or service charges. As a result, we believe the approximate sales value of all new, refurbishable and consumable aerospace parts, components and supplies is at least $15 billion annually. We do not believe the marketplace as defined includes major new components, such as engines or retrofitted and upgraded electronics, nor the work performed on military aircraft by the various military organizations. We believe it does include the parts used in the installation of engines and electronics.

Competition

In the new parts group and redistribution group of the aftermarket segment, competition is generally based on factors such as the availability, price and condition of products and services and the level of customer service. Because used, surplus and repaired aerospace parts and components typically sell for substantially less than the corresponding new parts and components, companies in the redistribution group often compete with companies in the new parts group on the basis of price. Despite the price difference, many aircraft operators prefer new parts and components over used and repaired parts and components due to the perceived superior quality and direct traceability to the OEM. There are a number of aerospace-related electronic marketplace competitors, including alliances of OEMs, individual airlines, distributors and independent companies. Competitive differentiating factors include price, product offerings and customer base, as well as product depth and e-commerce innovation.

Industry Trends

We believe purchasers of aerospace parts, components and supplies are increasingly using larger, more technically advanced suppliers who have broad product offerings and provide superior customer service and delivery times. We believe these purchasers are seeking to reduce their number of suppliers to lower procurement and inventory costs, streamline buying decisions, reduce delivery times and improve quality controls and their knowledge of the marketplace. In addition, OEMs are increasingly seeking to outsource their supply-chain management functions for their mature product lines to parts distributors. The OEMs believe that distributors can more efficiently deliver their products and provide them with valuable forward-looking information on customer demand. We believe these industry trends favor large, well-capitalized, technologically advanced aftermarket providers, such as Aviall Services, who have broad product offerings and can deliver supply-chain management resources. During the past few years, a number of aerospace products suppliers have consolidated or combined their operations, and a number of OEMs have outsourced portions of their supply-chain management functions. We believe OEMs will continue to outsource and that we have already received some of the benefits of this trend.

During the last 18 months, several commercial airlines and air freight carriers reported significant losses and substantially reduced their operations, retired older aircraft and deferred nonessential aircraft maintenance and overhaul services. In addition, several commercial airlines filed for bankruptcy protection. However, at the same time, the U.S. military and certain foreign militaries significantly increased their flight activities in connection with their increased military operations around the world. Generally, corporate and general aviation flight activity remained relatively stable during 2002 and the first half of 2003, with the exception of piston-engine aircraft, which experienced a slowdown.

BUSINESS

General

We are the largest independent global provider of new aerospace parts, supply-chain management and other related value-added services to the aerospace aftermarket. Through Aviall Services, we purchase new aerospace parts, components and supplies from over 200 OEMs and resell them through our network of 40 customer service centers located in North America, Europe, Asia, Australia and New Zealand. In addition, through ILS we operate an electronic marketplace for buying and selling parts, equipment and services for the aerospace, defense and marine industries.

For the six months ended June 30, 2003, Aviall Services derived approximately 54% of its net sales from government/military sales, 25% from general aviation/corporate sales and 21% from commercial airline sales, with government/military representing the fastest growing sector of its business. In addition, during the six months ended June 30, 2003, over 65% of Aviall Services’ net sales were generated from parts supplied under aftermarket distribution arrangements with Rolls-Royce and Honeywell. Aviall Services’ agreements with Rolls-Royce grant it exclusive rights to resell parts for the Rolls-Royce Model T56 and Model 250 series engines. For the six months ended June 30, 2003, Aviall Services generated 97.2% of our consolidated net sales and 92.0% of our reportable segment profit.

In December 2001, we were awarded the exclusive ten-year worldwide aftermarket fulfillment rights to sell new parts for the RR T56 series gas turbine engine, which is installed primarily on the Lockheed Martin C-130 series, a military transport aircraft. The award, which became effective on January 2, 2002, is the largest in our history and is expected to add in excess of $3 billion to our net sales over the ten-year life of the agreement. Actual net sales associated with this agreement were $273 million in 2002, exceeding our expectation of $250 million. This actual net sales amount did not include approximately $74 million of RR T56 sales, valued at our contractual prices, made directly by Rolls-Royce to the U.S. military during the RR T56 transition period, which ended in June 2002, for which we received our contractual commission.

During 2002, we expanded our relationship with Honeywell. In March and September 2002, we were awarded an expansion of our worldwide aftermarket distribution rights for certain Honeywell engine systems and accessories and environmental control system parts. Additionally, in July 2002, Honeywell awarded us the ten-year nonexclusive fulfillment rights for the fuel control parts and assemblies for the Pratt and Whitney PT6, PW100 and JT15D turbine engines.

Recent Developments

On June 12, 2003, the Carlyle Investors converted all of the outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of our common stock, following a reduction by our board of directors of the conversion price of the Series D Redeemable Preferred Stock from $5.80 per share to approximately $4.62 per share. We accounted for this reduction as a one-time, $24.3 million non-cash reduction to our net earnings available to common shareholders for the three months ended June 30, 2003. The shares of our common stock issued to the Carlyle Investors as a result of the conversion represent approximately 36% of our outstanding common stock. At the time of the conversion, the outstanding shares of Series D Redeemable Preferred Stock had an aggregate liquidation preference, plus accrued and unpaid dividends, of approximately $51.3 million and a 9.0% annual payment-in-kind dividend rate. In addition, we were required to redeem the shares of Series D Redeemable Preferred Stock on June 21, 2008 and reflect our earnings per share using the two class method.

Prior to the conversion, Peter J. Clare and Allan M. Holt, each a Managing Director of The Carlyle Group, held seats on our board of directors as designees of the holders of Series D Redeemable Preferred Stock and were reelected annually by the holders of the Series D Redeemable Preferred Stock. As a result of the conversion, the contractual right of the holders of Series D Redeemable Preferred Stock to elect two members to our board of directors terminated.

Contemporaneous with the conversion, our board of directors increased the size of the board of directors by two members and appointed Mr. Clare to the class of directors with terms expiring at our 2004 Annual Meeting of Stockholders and Mr. Holt to the class of directors with terms expiring at our 2005 Annual Meeting of Stockholders. Mr. Clare serves as the chairman of the compensation committee of our board of directors, and Mr. Holt serves as a member of the nominating and governance committee of our board of directors.

We also entered into an investor rights agreement with the Carlyle Investors which provides the Carlyle Investors with certain rights regarding representation on our board of directors and delivery of financial information. We agreed to continue to nominate, elect or appoint, subject to applicable law and our board of directors’ fiduciary duties, two designees of the Carlyle Investors to our board of directors so long as the Carlyle Investors hold at least 10.0% of our outstanding common stock. If the Carlyle Investors hold less than 10.0% but at least 5.0% of our outstanding common stock, one of the Carlyle Investors will resign from our board of directors and we will continue to nominate, elect or appoint, subject to applicable law and our board of directors’ fiduciary duties, one designee of the Carlyle Investors. If the Carlyle Investors hold less than 5.0% but more than 3.5% of our outstanding common stock, the one remaining designee of the Carlyle Investors will resign and the Carlyle Investors will only have observer rights with respect to meetings of our board of directors and its committees, subject to certain restrictions. If the Carlyle Investors hold less than 3.5% of our outstanding common stock, their board observation rights will terminate. If we materially breach the terms of the investor rights agreement, we have agreed to increase the size of our board of directors by two members and nominate, elect or appoint two additional designees of the Carlyle Investors to our board of directors, until the earlier of (i) the breach being cured or (ii) the Carlyle Investors holding less than 10.0% of our outstanding common stock.

The investor rights agreement also prohibits us from taking certain actions, including the following, without the prior written consent of the Carlyle Investors:

•	amending or waiving any provision of our restated certificate of incorporation or amended and restated by-laws in any manner adverse to the Carlyle Investors;

•	incurring more than $50.0 million in indebtedness in any 12-month period, except refinancing existing indebtedness;

•	authorizing or issuing capital stock that is senior to our common stock;

•	making specified payments and capital expenditures in excess of $50.0 million, except for certain inventory purchases;

•	entering into certain transactions with our affiliates; or

•	effecting any voluntary liquidation, dissolution or winding-up of our company.

In addition, upon the occurrence of certain events, including if the Carlyle Investors or their affiliates hold less than 10.0% of our outstanding common stock, the rights of the Carlyle Investors under the investor rights agreement will terminate, except as set forth above with respect to our board of directors.

The Carlyle Investors are subject to a standstill agreement that prohibits them or their affiliates from taking certain actions without the prior approval of our board of directors. The standstill agreement generally prohibits them from acquiring more than an additional 5.0% of our common stock, soliciting proxies, calling a meeting of stockholders, commencing a tender offer or making a proposal with respect to the acquisition of a substantial portion of our assets or a merger involving us. The standstill agreement terminates when the Carlyle Investors and their affiliates no longer own 15.0% or more of our outstanding common stock.

Competitive Strengths

We believe we have the following competitive strengths:

•

Market Leadership in Fragmented Market.    We believe that the global aftermarket for new and refurbished aerospace parts, components and supplies represents annual revenues of at least $15 billion and is comprised of thousands of sellers. We further believe that Aviall Services is the leading independent provider of new aerospace parts, components and supplies in this highly fragmented market. Aviall Services has increased its net sales from $457.9 million in 2000 to $776.2 million in 2002. We believe the second largest independent provider of new aerospace parts, components and supplies to the aerospace aftermarket generated approximately $113 million of sales of these products in 2002. We believe our leading market position has enabled, and will continue to enable, us to expand our existing relationships with our major suppliers, generate new opportunities with other OEMs, increase sales from new and existing customers and increase our market share, particularly in underperforming segments of the aerospace industry.

•	Diversified Net Sales Base. As a result of entering into an exclusive agreement to resell parts for the primarily military-related Rolls-Royce T56 series engine in December 2001, Aviall Services has diversified its revenue sources by significantly increasing its sales to participants in the government/military sector. In the first six months of 2003, Aviall Services derived approximately 54% of its net sales from government/military sales, up from 6.9% in the first six months of 2001. This diversification has enabled us to establish a broader product portfolio and contributed to our increased profitability during the recent, well-publicized difficulties in the commercial airline sector.

•	Scalable Infrastructure. We have designed our infrastructure and operations to accommodate significant increases in both product range and volume with minimal incremental selling and administrative expenses. For example, our integration of the Rolls-Royce T56 contract in 2002 enabled us to significantly reduce selling and administrative expenses as a percentage of net sales, from 17.3% in 2001 to 11.9% in 2002. During 2002, we generated approximately $300 million of additional product sales with less than $8 million in additional selling and administrative expenses, or approximately $0.03 of incremental selling and administrative expenses for each $1.00 of added net sales.

•	Strong Supplier Relationships. We have strong, long-standing relationships and alliances with major suppliers within the aerospace industry, including Rolls-Royce, Honeywell, Goodrich, Scott Aviation and TransDigm. By offering these suppliers a comprehensive range of value-added services, such as supply-chain management and marketing strategies, we are able to play a critical role in their operations. We believe that our demonstrated ability to integrate and effectively manage the supply-chain for large product lines of Rolls-Royce and Honeywell will enable us to secure additional product lines from these OEMs and to attract new suppliers.

•	Global Reach with Extensive Product Line. We market and sell more than 440,000 different aircraft and engine products to our global customer base from our central warehouse at DFW Airport and our network of 40 customer service centers and 16 sales offices located in 14 countries. Our global presence enables us to provide faster delivery cycles, availability 24 hours a day, seven days a week and localized customer support. Because of the time-sensitive nature of most aerospace product orders, we believe our broad selection of complementary products and our ability to rapidly fill orders significantly increase customer satisfaction.

•	Industry-Leading Technology. Since January 1, 2000, we have invested over $33 million in technology-related capital improvements to create value-added efficiencies for our suppliers and customers. We offer advanced web-based and dial-up systems for supply-chain management, product demand forecasting, data exchange and communications and electronic marketplace transactions. We believe our technology provides our suppliers with significant cost savings by enabling them to outsource their supply-chain management functions to us, by effectively forecasting demand for their products and by electronically integrating all aspects of the procurement process.

Business Strategy

Our business strategy focuses on the following:

•	Focus on New Long-Term Agreements with Suppliers. Since November 1999, we have added six aerospace supply agreements with Rolls-Royce and Honeywell. We will seek to increase our penetration of these and other existing suppliers and will continue to aggressively pursue new arrangements with other large OEMs.

•	Expand Supplier Base and Product Lines. By continuing to expand our supplier base and product lines, we believe we can increase our market share, attract and retain new customers and maintain our market-leading position. We seek to identify and distribute parts for which demand is relatively consistent and to ensure their constant availability to our customers. In addition, we take advantage of cross-selling opportunities to generate incremental sales of our current products. For example, the Rolls-Royce Model T56 contract has significantly increased our presence in the government/military market and has created opportunities to sell additional products to participants in that market.

•	Deliver Superior Customer Service. We will continue to seek to expand our customer base by providing industry-leading customer service. We employ a dedicated, highly skilled sales force and utilize technology to enable our customers to reduce order fulfillment times and supply-chain costs and to increase their operational efficiency. We believe our repeated selection by two of the largest aerospace OEMs to market and sell multiple product lines validates our focus on customer service. In addition, by carrying a large selection of products and maintaining a global network of offices and service centers, we seek to become the supplier of choice for customers seeking parts on short notice for expedited delivery. We believe this dependability and efficiency will enable us to secure new, long-term customer relationships.

•	Increase Supplier and Customer Efficiencies. We intend to continue to invest in technology applications and infrastructure to strengthen our value-added services and customer support. Purchasers of aerospace parts, components and supplies are increasingly engaging larger, more technically advanced aftermarket suppliers who provide broad product offerings, superior customer service and faster delivery times. We believe these purchasers are seeking to reduce their number of suppliers to lower procurement and inventory costs, reduce delivery times and improve supply-chain efficiency. In addition, OEMs are increasingly seeking to outsource their supply-chain management for their mature product lines to parts distributors. During the past few years, a number of aerospace products suppliers have consolidated or combined their operations, and a number of OEMs have outsourced portions of their supply-chain management functions. We believe these industry trends favor large, well capitalized and technologically advanced aftermarket providers, such as Aviall Services, who offer broad product ranges and supply-chain management resources. We have configured our businesses to deploy technology as a key strategic link throughout the entire supply chain to simplify and automate key business processes for our customers and suppliers.

•	Pursue Strategic Acquisitions. We continually evaluate strategic acquisitions that would extend our product lines, add new suppliers, expand our geographic reach, open new markets to us or otherwise enhance our value.

Aviall Services

New Parts Distribution and Logistics.    Aviall Services purchases new aerospace parts, components and supplies from over 200 OEMs, and resells them through our network of 40 customer service centers located in North America, Europe, Asia, New Zealand and Australia. Our ISO 9002 registered central warehouse, which is located on the grounds of DFW Airport, stocks nearly 50,000 line items ranging from sophisticated turbine engine parts and components to lubricants, lamps and other consumable items. We also stock high-demand items in various customer service centers located near our customers around the world.

Our customers include government/military procurement agencies, commercial airlines, air freight carriers, maintenance and repair organizations, corporate flight departments, flight schools, fixed-based operations, OEMs, helicopter fleet operators, other U.S. and foreign governmental agencies and other distributors. In 2002, Aviall Services derived approximately 41% of its net sales from government/military sales, approximately 32% of its net sales from general aviation/corporate sales and approximately 27% from commercial airline sales. In 2002, Aviall Services’ ten largest customers represented, in the aggregate, approximately 42% of its net sales, and Rolls-Royce, its single largest customer, accounted for approximately 30% of its net sales. We currently expect Rolls-Royce to remain our largest customer in 2003. The 2002 net sales amounts did not include approximately $74 million of RR T56 sales, valued at our contractual prices, made directly by Rolls-Royce to the U.S. military during the RR T56 transition period which ended in June 2002. If Aviall Services’ net sales in 2002 included the approximately $74 million of RR T56 sales made directly by Rolls-Royce to the U.S. military, Aviall Services would have derived approximately 47% of its net sales from government/ military sales, approximately 29% of its net sales from general aviation/corporate sales and approximately 24% of its net sales from commercial airline sales. In 2001, Aviall Services derived approximately 48% of its net sales from commercial airline sales, approximately 44% of its net sales from general aviation/corporate sales and approximately 8% of its net sales from government/military sales. The sales to Rolls-Royce relate primarily to its role as prime contractor for RR T56 parts to the U.S. military. Pursuant to our parts agreement with Rolls-Royce, we ship U.S. military orders directly to U.S. military agencies on behalf of Rolls-Royce and then invoice Rolls-Royce for the parts shipped.

Suppliers.    Aviall Services has developed strong relationships and alliances with suppliers to whom we offer in-depth sales and marketing coverage, advanced inventory management, order processing, forecasting and direct electronic communications with end-users of their products. The following table sets forth some of the products we sell for our major suppliers:

Original Equipment Manufacturer	Product(s)
Rolls-Royce	Engine parts, modules and publications
Honeywell	Fuel controls, engine systems and accessories, aircraft lighting, aircraft fasteners and environmental control systems
Goodrich	Ice protection systems, wheel and brake parts, lighting systems, sensors, fuel nozzles and emergency equipment
Scott Aviation	Oxygen systems
TransDigm	Ignition systems, filters, pumps, cables, valves, batteries, chargers and heaters

Significant Parts Contracts.    Since November 1999, we have entered into several significant, long-term agreements with Rolls-Royce and Honeywell to sell new aerospace parts and components. Under each of these agreements, we are the primary aftermarket supplier of these new parts and components, and we purchase these parts and components at a contractual discount from the manufacturers’ list prices. We also assist in managing the supply-chain functions for these product lines, including marketing, order administration, warehousing, inventory management, product sales and documentation support. Additional information about these agreements is summarized below.

Sales of parts from Rolls-Royce accounted for approximately 51% and 24% of Aviall Services’ net sales in 2002 and 2001, respectively. Sales of parts from Honeywell accounted for approximately 4% of Aviall Services’ net sales in both 2002 and 2001.

Rolls-Royce Model T56 Parts Agreement.    In December 2001, Rolls-Royce awarded us the worldwide aftermarket fulfillment rights to sell new parts it produces for the RR T56 series gas turbine engine until December 31, 2011. During the transition period, which ended in June of 2002, Rolls-Royce continued to ship orders directly to the U.S. military and paid us a commission on these sales equal to the gross margin that we would have recognized on these orders had we shipped them directly. As a result, Aviall Services’ net sales for 2002 did not include approximately $74 million of RR T56 sales that would have been booked as revenues on these orders if we had shipped them directly.

The RR T56 military turboprop, which includes its Model 501-D commercial turboprop, is the leading large turboprop engine in the world as measured by units sold and operating hours. The RR T56 military turboprop is installed primarily on the Lockheed Martin C-130 Hercules cargo plane, the Northrop Grumman E-2C Hawkeye, or E-2C, early warning aircraft and the Lockheed Martin P-3 Orion patrol aircraft, all of which are flown primarily by the U.S. military and foreign militaries. The Model 501-D commercial turboprop is installed primarily on the L-100/300, Convair 580 and the Lockheed Electra, which provide commercial passenger and cargo service in various countries around the world. Since their introduction in 1954, nearly 17,000 RR T56 and Model 501-D turboprops have been installed on a wide variety of propeller-driven aircraft. Over 8,000 RR T56 and Model 501-D series engines are currently in service. Rolls-Royce has entered into an agreement with the U.S. Navy to provide new production RR T56-427 engines for the E-2C through 2005.

Under our agreement with Rolls-Royce, Rolls-Royce is permitted to sell RR T56 engine parts directly to OEMs solely for installation in new airframes, to customers requesting normal levels of spare modules and parts when sold together with new RR T56 engines, and to others to comply with pre-existing contractual requirements.

Rolls-Royce may terminate the agreement for convenience after January 1, 2007 upon 120-days’ prior written notice. In addition, Rolls-Royce may terminate the agreement:

•	upon a change of control of Rolls-Royce, provided that Rolls-Royce gives us 120-days prior written notice;

•	if we are acquired by one of Rolls-Royce’s competitors, provided that Rolls-Royce gives notice of termination to us within 30 days of the change of control and sets the termination date at least 120 days after the notice date;

•	if we are acquired by a person that is not a competitor of Rolls-Royce and the acquisition causes our credit rating, as determined by Standard & Poor’s or Moody’s, to fall one notch below our rating prior to the acquisition, provided that Rolls-Royce elects to terminate the agreement within one year of the acquisition and gives us 120-days prior written notice of termination;

•	if we become bankrupt or insolvent or commence bankruptcy proceedings; or

•	if we materially breach the agreement.

However, if Rolls-Royce terminates the agreement for convenience or upon a change of control of Rolls-Royce, we are entitled to recover termination fees, and Rolls-Royce is required to repurchase the parts we acquired from it under the agreement at our average cost. The termination fees are calculated pursuant to a specific formula in the agreement and generally decrease over time, but generally increase as sales of parts and components under the agreement increase. In addition, upon termination for any other reason, Rolls-Royce may purchase all, but not less than all, of our inventory of RR T56 engine parts for an aggregate purchase price equal to our aggregate average cost for the parts less our excess and obsolescence reserves for such parts. In 2003, we have committed to purchase $367.4 million of RR T56 engine parts from Rolls-Royce and have actually purchased $171.8 million of such parts in 2003 through June 30. We currently have no future contractual inventory purchase commitments beyond 2003 except those required under normal purchasing lead times, which can be up to twelve months or longer.

Honeywell ESA/ECS Parts Agreement.    In March 2001, Honeywell awarded us the right to sell new Honeywell ESA and ECS until March 31, 2011. This right was amended in 2002 to allow us to sell additional ESA and ECS. ESA includes cabin pressurization and air conditioning parts and components used on a wide variety of commercial aircraft, such as the Airbus A300/310 and Boeing 727, 747, DC-9, DC-10, MD-11 and MD-80. ECS includes fuel control units and associated devices that are used on various business, regional and military aircraft. We expect the market for these products to remain stable over the term of this agreement.

Honeywell has the right to sell the parts covered by this agreement directly to OEMs for production/retrofit requirements, to U.S. and foreign military customers and to some of its repair and overhaul facilities. Although our rights under the agreement are not exclusive, Honeywell must provide us with a purchase credit towards our future purchases for each part that Honeywell sells directly to a third party.

Either party may terminate this agreement for convenience after April 1, 2006 by giving 60-days prior written notice to the other party. However, if Honeywell terminates this agreement for convenience, we can require Honeywell to repurchase the parts we acquired under the agreement at Honeywell’s current list price and to refund any outstanding purchase credits owed to us. Honeywell may also terminate this agreement if we become bankrupt or insolvent or commence bankruptcy proceedings or if we materially breach the agreement.

Rolls-Royce Model 250 Parts Agreement.    In November 1999, Rolls-Royce awarded us the ten-year exclusive right to sell all parts, modules and related technical publications it produces for the RR 250 series engine. The RR 250 engine powers more than 125 different helicopter and fixed-wing aircraft in both the commercial and military markets, making it the most popular engine in the turbine-powered light helicopter market. Since the RR 250’s introduction in 1965, 28,500 RR 250’s engines have been delivered, and have accrued over 150 million flight hours. More than 16,000 of these engines are currently in service, primarily on commercial helicopters.

Under the agreement, Rolls-Royce is permitted to sell RR 250 engine parts directly to OEMs solely for installation in new airframes, to the U.S. military and to others to comply with pre-existing contractual requirements.

Either party may terminate this agreement for convenience after January 1, 2003 by giving 120-days prior written notice to the other. In addition, Rolls-Royce may terminate this agreement:

•	upon a change of control of Rolls-Royce, provided that Rolls-Royce gives us 120-days prior written notice;

•	if we are acquired by one of Rolls-Royce’s competitors, provided that Rolls-Royce gives notice of termination to us within 30 days of the change of control and sets the termination date at least 120 days after the notice date;

•	if we are acquired by a person that is not a competitor of Rolls-Royce and the acquisition causes our credit rating, as determined by Standard & Poor’s or Moody’s, to fall one notch below our rating prior to the acquisition, provided that Rolls-Royce elects to terminate the agreement within one year of the acquisition and gives us 120-days prior written notice of termination;

•	if we become bankrupt or insolvent or commence bankruptcy proceedings; or

•	if we materially breach the agreement.

However, if Rolls-Royce terminates the agreement for convenience or upon a change of control of Rolls-Royce, we are entitled to recover termination fees. The termination fees are calculated pursuant to a specific formula in the agreement and generally decrease over time, but generally increase as sales of parts and components under the agreement increase. In addition, upon termination, Rolls-Royce may purchase all, but not less than all, of our inventory of RR 250 engine parts for an aggregate purchase price equal to our aggregate average cost for the parts less our excess and obsolescence reserves for such parts. In 2003, we have committed to purchase $103.0 million of RR 250 parts from Rolls-Royce and have actually purchased $42.5 million of such parts in 2003 through June 30. We currently have no future contractual inventory purchase commitments beyond 2003 except those required under normal purchasing lead times, which can be up to twelve months or longer.

Other Agreements.    In addition to the agreements discussed above, we also have an agreement with Honeywell to sell new Honeywell fuel control products for RR 250 and Honeywell LT101 series engines until December 31, 2010, to sell new Honeywell fuel control parts and assemblies for RR T56 series engines until June 30, 2011, and to sell Honeywell fuel control parts and assemblies for Pratt and Whitney PT6, PW100 and JT15D turbine engines until June 27, 2012, in each case subject to rights of early termination.

Repair and Final Assembly Shops.    We operate a total of 17 overhaul, repair and final assembly shops authorized by the relevant civil aviation authority in cooperation with selected suppliers. We test, restore and recharge nickel-cadmium aviation batteries at our seven battery service centers. We inspect, repair and modify aircraft wheels and brakes at our six wheel and brake overhaul and repair shops. We also operate four hose assembly shops for selling and assembling a wide variety of aircraft hoses. In 2002, net sales from these repair and assembly activities, including parts used in these activities, represented approximately 7% of Aviall Services’ net sales.

Technology.    We believe our order fulfillment, customer relationship management and e-commerce technologies enhance Aviall Services’ high customer service standards and provide us with a competitive advantage. We also believe the demonstrated scalability of our hardware and software technologies will continue to enable Aviall Services to increase net sales with lower corresponding expense growth. Aviall Services’ integrated data system accesses information on parts availability, pricing and order status, and performs order entry on a real-time basis from anywhere in the world. This system facilitates same day shipments to our customers worldwide.

Aviall Services also offers advanced electronic data interchange, or EDI, communications, which provides direct customer access to its central inventory management and retrieval system. In addition, customers can access our order management system over the Internet at our award-winning website, http://www.aviall.com, or aviall.com, which enables customers to search for parts using an online catalog, determine parts availability, place orders, request quotes and check order and quote status. We built this enhanced website with the primary goal of creating customer- and supplier-friendly functionality and increasing productivity. We offer order fulfillment and key documentation that is usually essential to permit a part to be installed on an aircraft and then for the aircraft to be flown in accordance with its certification.

Sales and Marketing.    Aviall Services’ sales and marketing efforts emphasize advanced e-commerce capabilities, breadth of product offering, competitive pricing, attention to customer service and value-added functions through advanced systems and inventory management/logistics applications.

We conduct direct sales and marketing efforts through a team of employees worldwide, supplemented by third-party sales representatives located throughout Europe, the Middle East and the Asia-Pacific region. These employees and representatives meet regularly with our major customers to solicit orders by offering solutions to our customers’ requirements and procurement needs. In addition, these employees and representatives also work with our customers and suppliers to identify new market opportunities and provide support for existing products. This gives our customers the opportunity to improve their inventory efficiency, increase revenues and offer to their end-users enhanced services.

Our sales staff works closely with our customer service center managers and our inventory provisioning group to ensure that inventory availability and customer service levels are maintained. Our staff conducts frequent meetings with key suppliers to provide information to our customers about new product introductions, as well as to obtain marketing and sales training. From time to time, Aviall Services also directly polls its customers to measure our performance against expectations and to identify opportunities for improvement. In addition, from time to time, Aviall Services sponsors parts and maintenance symposia, with participation by both suppliers and customers, at which suppliers showcase new product lines and provide related technical training. These symposia provide us with an important forum in which to communicate with our customers and to obtain candid feedback from both our customers and end-users.

For our Rolls-Royce products, we, in conjunction with Rolls-Royce, hold quarterly conferences with our major customers to discuss market trend requirements and jointly forecast parts demand.

In addition, we believe Aviall Services’ parts catalog, which is published every three years, is the recognized industry standard for parts and applications in the corporate and general aviation sectors. We currently offer the catalog in compact disk, web-based and paper versions. Aviall Services also uses institutional advertising, co-op advertising programs with suppliers and direct mail programs, and sends representatives to a number of industry trade shows around the world, to ensure its name, products and services are visible in the market.

Competition.    The market for new, repairable and consumable aerospace parts, components and supplies is large but also highly fragmented with no single competitor holding a dominant position. Aviall Services’ primary competitors for the sale of new aircraft parts, components and supplies are independent distributors, redistribution suppliers and captive distribution organizations of aerospace OEMs. We believe the aerospace OEMs, through their captive distribution organizations for their OEM parent companies, represent our primary growth opportunities. Since Aviall Services has maintained and materially strengthened its position as the leading independent provider of new aerospace parts, components and supplies in the aftermarket, we believe we can offer the best and most cost-effective distribution alternative for these OEMs on the basis of availability, price and quality of products and services and the level of service to their customers.

Inventory Locator Service

General.    For over 20 years, ILS has profitably served as an electronic marketplace for geographically dispersed buyers and sellers of parts, equipment and services in the aerospace industry and has operated electronic marketplaces for the marine industry and the U.S. and international government procurement markets. At December 31, 2002, ILS had approximately 10,000 subscribers in more than 76 countries, including over 200 airlines, nearly 100 ship management companies and 60 U.S. and international government procurement agencies, including several Defense Logistics Agency divisions, Defense Supply Centers and NATO. The users also include nearly 700 overhaul and repair facilities approved by the FAA that list more than two million items for repair or overhaul. ILS operates online electronic marketplaces enabling its aerospace, marine and government subscribers to purchase or list parts, equipment and services for sale within a diverse community of users. Sellers list their parts, equipment and services on ILS’s databases to attract buyers from around the world, open new markets and increase sales. ILS’s parts databases enable buyers to quickly locate new, used and refurbished parts from multiple sources or to locate alternate parts when needed. ILS’s parts databases list more than 50 million line items, representing more than five billion parts. In addition to its core parts, equipment and services databases, ILS provides access to over 100 million records of U.S. government information. This information allows users to research manufacturers of specific parts, locate alternate parts, find additional uses and markets for parts and review U.S. government procurement histories to determine values for parts.

ILS links buyers and sellers through its website, ILSmart.com, or its private, dial-up data network. Subscribers pay a monthly or yearly subscription fee to access the databases, and suppliers pay a monthly fee to list their inventories in the databases. On average, users access ILS’s databases approximately 40,000 times each business day. In addition, we believe that users of ILS have a success rate of almost 80% on parts searches. During 2002, ILS generated approximately 88% of its net sales from subscription and inventory listing services. While ILS does not directly generate revenue from the sale of parts, equipment and services listed in its databases, it does generate additional income from providing value-added services, such as cross-reference information on government parts, inventory reports and overhaul capability listings. During 2002, ILS generated approximately 12% of its net sales from providing value-added services to its subscribers.

Contact to Contract Initiative.    ILS is continually adding to its e-commerce services, which already include online requests for quotes, buyers’ auctions, web-linked communications, e-mail tools and fax capabilities. In 2000, ILS announced plans for its next-generation, business-to-business, electronic marketplace Contact to Contract initiative. The goal of the Contact to Contract initiative is to enable ILS’s subscribers to conduct a typical procurement transaction entirely online, from order inquiry to processing and fulfillment.

Customer needs, as well as their hardware and software capabilities or resources, drive enhancements to ILS’s services. ILS routinely uses focus groups, questionnaires, industry meetings and surveys to obtain customer feedback on current and prospective services.

Subscribers.    ILS’s aerospace-related subscribers include OEMs, distributors, resellers, overhaul and repair facilities, fixed-base operators, most of the world’s major airlines and U.S. and international government procurement agencies. ILS’s marine-related subscribers include manufacturers, repair facilities, distributors and ship owners and operators. Subscribers can select from various levels of service to suit their needs and budgets. In addition, ILS has customized service offerings for specific market segments. ILS’s largest users have typically signed multiuser, multilocation agreements that provide for wider access to ILS data by their employees. ILS has served many of its customers or their predecessors as a neutral information resource since the 1980s.

Sales and Marketing.    ILS markets its electronic marketplaces to both buyers and sellers in the aerospace and marine industries and the U.S. and international government procurement markets. ILS is headquartered in Memphis, Tennessee and maintains regional offices in Atlanta, Seattle and Singapore. ILS also has independent sales representatives in England, the United Arab Emirates and Canada. In addition, ILS has representatives in areas where it has major concentrations of customers to provide them with training and technical support.

Each year, ILS demonstrates its services at a number of trade shows around the world as a means of reaching prospective customers. In addition, ILS uses banner advertising, on-site real-time demonstrations, advertising in major aerospace and marine industry publications, and active public relations campaigns to provide additional exposure and generate leads for the ILS sales team. ILS also offers seminars and training sessions to assist customers in maximizing the value they receive from ILS’s services.

Competition.    There are a number of Internet-based competitors operating aerospace business-to-business marketplaces, including alliances of OEMs, individual airlines, distributors and independent companies. Most of the participants in these alliances remain subscribers and active participants in ILS’s electronic marketplaces. ILS competes with these entities primarily on the basis of the size of its customer base, depth and breadth of aftermarket product offerings, electronic marketplace innovation and e-commerce developments. We believe that ILS competes effectively on these bases, and also distinguishes itself from most other aerospace-related electronic marketplaces by its neutrality and longevity.

Facilities and Systems

Our corporate headquarters, Aviall Services’ headquarters, central warehouse operations and various product repair shops are located in a 280,000 square-foot facility located on the grounds of DFW Airport. This facility is comprised of 195,000 square feet of central warehouse and product repair shops and 85,000 square feet of office space. As of December 31, 2002, this facility contained approximately 89% of Aviall Services’ inventory and the primary information systems for Aviall and Aviall Services. We occupy this facility pursuant to a lease expiring in December 2011 with two five-year renewal options at the then-prevailing fair market lease rate. In addition, we have a one-time option to elect to expand our premises by approximately 100,000 square feet. We must exercise this expansion right before November 2006.

In June 2003, ILS entered into a new lease on its approximately 32,000 square foot Memphis, Tennessee headquarters. The new lease commences in September 2003, expires in February 2011 and contains an option to renew the lease for an additional five year period under the same terms and conditions.

On June 30, 2003, we occupied 39 other facilities around the world, including administrative, sales, distribution and operations/repair facilities and customer service centers that support our parts distribution business. Each of our domestic real properties is held under an operating lease. In 2003, we expect to pay $4.2 million in rental expense for our facility leases. We believe our material facilities, machinery and equipment are suitable for the purposes for which they are used and are adequately maintained in all material respects.

ISO 9002 Certification.    In 1996, we received ISO 9002 certification. The ISO 9002 standard is an internationally recognized quality management system standard developed by the International Organization for Standardization to facilitate international trade. ISO 9002 certification is granted after a comprehensive review of a company’s operations and a finding that the company, among other things, has:

•	established policies on quality and created a quality procedure manual;

•	designated an officer in charge of ensuring and maintaining quality standards;

•	conducted, and continues to conduct, regular reviews of quality with both in-house and external, independent consultants;

•	instituted policies on various other issues, including, but not limited to, staff training and development; and

•	compiled, and continues to maintain, a list of approved suppliers.

Employees

As of June 30, 2003, we had 873 employees, none of whom are represented by collective bargaining units, except for fewer than ten employees residing in The Netherlands. We believe that our relationships with our employees are good.

Regulation

General.    We are regulated by certain federal, state and local government agencies within the U.S., such as the United States Environmental Protection Agency and the United States Occupational Safety and Health Administration, as well as agencies of foreign governments with similar authority in foreign jurisdictions where we do business.

Aviation.    In addition to general regulation by these agencies, Aviall Services’ repair and final assembly operations are regulated by agencies with responsibilities over civil aviation. The FAA regulates our operations within the U.S. We are also subject to regulation by civil aviation authorities in the foreign jurisdictions in which we operate.

Environmental.    Aviall Services’ business includes parts repair operations that require the use, storage and disposal of certain chemicals in small quantities. These chemicals are regulated under federal, state, local and foreign environmental protection laws, which require us to eliminate or mitigate the impact of these substances on the environment. In response to these requirements, we have upgraded facilities and implemented programs to detect and minimize contamination. Due to the small quantities of chemicals used and the current programs in place, we do not anticipate any material environmental liabilities or significant capital expenditures will be incurred in the future related to these ongoing operations to comply or remain in compliance with existing environmental regulations.

Additionally, some of the products, such as chemicals, oxygen generators, oxygen bottles and life rafts, that we sell to our customers contain hazardous materials that are subject to FAA regulations and federal, state, local and foreign environmental protections laws. If we ship such products by air, we share responsibility with the air carrier for compliance with these FAA regulations and are primarily responsible for the proper packaging and labeling of these items. If Aviall Services mislabels or otherwise improperly ships hazardous materials, it may be liable for damage to the aircraft and other property, as well as substantial monetary penalties. Any of these events could have a material adverse effect on our financial condition or results of operations. The FAA actively monitors the shipment of hazardous materials.

In addition, some of our previously owned businesses used chemicals classified by various federal, state, local and foreign agencies as hazardous substances. We retain environmental liabilities related to these businesses for the period prior to their sale. Changes in estimates of these retained environmental liabilities are classified as unusual items in continuing operations or as discontinued operations depending on the accounting treatment that applied at the time the decision was made to exit the business. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters” and Note 16—Environmental Matters to our audited consolidated financial statements.

Legal

We are routinely involved in legal proceedings incidental to our businesses. Pending matters include actions involving alleged breach of contract, employment discrimination, liability for environmental matters, tort claims and other matters. In each instance, we are defending the pending legal or regulatory action. While any legal proceeding has an element of uncertainty, based on information presently available, we believe that the ultimate disposition of all such proceedings and environmental matters will not have a material adverse effect on our results of operations, financial condition or cash flows, although certain matters could be material to cash flows in any one year.

MANAGEMENT

Board of Directors and Executive Officers

The following table sets forth certain information with respect to each of our executive officers and directors.

Name	Age	Position(s)
Paul E. Fulchino	56	Chairman, President and Chief Executive Officer
Dan P. Komnenovich	51	Executive Vice President and Chief Operating Officer
Bruce Langsen	56	President of Inventory Locator Service, LLC
Jacqueline K. Collier	50	Vice President and Controller
Charles M. Kienzle	51	Senior Vice President of Operations
Joseph Y. Lacik	48	Vice President of Information Services
Jeffrey J. Murphy	56	Senior Vice President of Law and Human Resources, Secretary and General Counsel
James T. Quinn	54	Vice President of Sales and Marketing
Colin M. Cohen	52	Vice President and Chief Financial Officer
Donald R. Muzyka	65	Director
Richard J. Schnieders	55	Director
Jonathan M. Schofield	62	Director
Arthur E. Wegner	66	Director
Bruce N. Whitman	70	Director
Alberto F. Fernandez	54	Director
Peter J. Clare	38	Director
Allan M. Holt	51	Director

Paul E. Fulchino.    Mr. Fulchino has served as our Chairman of the Board, President and Chief Executive Officer of Aviall since January 2000. From 1996 through 1999, Mr. Fulchino was President and Chief Operating Officer of B/E Aerospace, Inc., a leading supplier of aircraft cabin products and services. From 1990 to 1996, Mr. Fulchino was President and Vice-Chairman of Mercer Management Consulting, Inc., an international general management consulting firm. Earlier in his career, Mr. Fulchino held various engineering positions at Raytheon Company.

Dan P. Komnenovich.    Mr. Komnenovich has served as Executive Vice President and Chief Operating Officer of Aviall Services since August 2000. From January 1999 to July 2000, he was a Principal with Kincaid Capital Group, an investment management firm. From March 1995 to December 1998, Mr. Komnenovich served as Executive Vice President and Chief Financial Officer of Dallas Airmotive, Inc., a business aircraft engine overhaul company. Mr. Komnenovich held various positions at Aviall between 1983 and 1995, including Senior Vice President of Marketing and Development.

Bruce Langsen.    Mr. Langsen has served as President of ILS since June 1996, prior to which Mr. Langsen was Executive Vice President of ILS. Mr. Langsen joined ILS as Vice President of Marketing and Sales in 1993. Prior to joining ILS, Mr. Langsen was Senior Vice President and General Manager for Express Airlines II.

Jacqueline K. Collier.    Ms. Collier has served as Vice President and Controller of Aviall since 1994. Ms. Collier joined a predecessor to Aviall in 1976 and has held various financial positions with us since that date.

Charles M. Kienzle.    Mr. Kienzle has served as Aviall Services’ Senior Vice President of Operations since June 1996. Mr. Kienzle served as Senior Vice President of Operations of Aviall’s domestic engine services division from January 1996 to June 1996. From 1993 to January 1996, Mr. Kienzle was Senior Vice President of Human Resources and Administration of Aviall.

Joseph Y. Lacik.    Mr. Lacik has served as Vice President of Information Services since January 2000. From January 1999 to December 1999, Mr. Lacik was Senior Director of Information Technology for AMFM, Inc. Mr. Lacik served as Vice President, Strategic Information Systems for Metrocall from January 1998 to December 1998. From February 1997 to January 1998, Mr. Lacik served PRONET, a wireless messaging company, as Vice President and Chief Information Officer. Mr. Lacik provided high-level technology consulting services for a number of communications firms from July 1996 to January 1997. Prior to that, Mr. Lacik was Vice President of Information Technology for Cameron Ashley Building Products, Inc.

Jeffrey J. Murphy.    Mr. Murphy has served as Senior Vice President of Law and Human Resources, Secretary and General Counsel of Aviall since December 1996. From 1993 to 1996, he served as Senior Vice President of Law, Secretary and General Counsel.

James T. Quinn.    Mr. Quinn has served as Vice President of Sales and Marketing of Aviall Services since August 1999. From July 1997 to August 1999, Mr. Quinn was Vice President of Marketing and Supplier Services of Aviall Services. Mr. Quinn served as Director, Distribution Services Marketing from 1994 to 1997.

Colin M. Cohen.    Mr. Cohen has served as Vice President and Chief Financial Officer of Aviall since October 2002. From September 2001 to September 2002, Mr. Cohen was Chief Financial Officer of Alterna Technologies Group, Inc., an e-commerce and financial software company. From January 2001 to September 2001, Mr. Cohen served as a consultant to several businesses. From July 2000 to January 2001, Mr. Cohen was Senior Vice President and Chief Financial Officer of OneSoft Corporation, an e-commerce and financial software company. From 1996 to 2000, Mr. Cohen served as Senior Vice President, Corporate Development and Chief Financial Officer with The Fairchild Corporation, a multi-product international aerospace manufacturing company. Between 1976 and 1996, Mr. Cohen held investment banking positions with Citibank and Citicorp entities in several countries.

Donald R. Muzyka.    Dr. Muzyka has been a director of Aviall since 1994. He served as President and Chief Executive Officer of Special Metals Corporation from October 1996 until his retirement in August 2000. He served as President and Chief Operating Officer of Special Metals Corporation from January 1990 to October 1996.

Richard J. Schnieders.    Mr. Schnieders has been a director of Aviall since 1997. He has served as Chairman and Chief Executive Officer of SYSCO Corporation since January 2003. Mr. Schnieders served as President of SYSCO from July 2000 to January 2003 and as its Chief Operating Officer from January 2000 to January 2003. He served as Executive Vice President of SYSCO from January 1999 to July 2000. Mr. Schnieders is a director of SYSCO, where he has been employed since 1982.

Jonathan M. Schofield.    Mr. Schofield has been a director of Aviall since 2001. From December 1992 until his retirement in March 2001, Mr. Schofield served as Chairman of the Board of Airbus Industrie of North America, Inc., a subsidiary of Airbus Industrie, a manufacturer of large civil aircraft. From December 1992 until March 2000, he also served as Chief Executive Officer of Airbus Industrie of North America, Inc. Mr. Schofield is a director of B/E Aerospace, Inc. and SS&C Technologies, Inc. He is also a trustee of LIFT Trust.

Arthur E. Wegner.    Mr. Wegner has been a director of Aviall since 2000. He served as Executive Vice President of Raytheon Company and Chairman of Raytheon Aircraft Company, a subsidiary of Raytheon Company, from January 2000 until his retirement in August 2000. Prior to assuming that position, Mr. Wegner was an Executive Vice President of Raytheon Company and Chairman and Chief Executive Officer of Raytheon Aircraft Company.

Bruce N. Whitman.    Mr. Whitman has been a director of Aviall since 1998. He has been an Executive Vice President and director of FlightSafety International, Inc. since 1962. Mr. Whitman is also a director of Megadata Corporation, The Congressional Medal of Honor Foundation and The Smithsonian National Air and Space Museum. He is a member of the Board of Governors of the Civil Air Patrol and also a trustee of Kent School.

Alberto F. Fernandez.    Mr. Fernandez has been a director of Aviall since August 2002. Prior to his retirement in May 2002, Mr. Fernandez served as Chairman and Chief Executive Officer of Construcciones Aeronauticas, S.A., or CASA, the premiere aerospace producer in Spain. From 2000 to 2002, Mr. Fernandez also served as head of the military transport aircraft division of the European Aeronautic, Defence and Space Company, or EADS. He was also a member of the Executive Committee at EADS and a director of Airbus Industrie. From 2001 to 2002, Mr. Fernandez also served as President of Airbus Military Company. Prior to his appointment as Chief Executive Officer of CASA, Mr. Fernandez served as Senior Vice President of Administration, Finance and Purchasing of Airbus Industrie and before that he held several other executive positions with CASA.

Peter J. Clare.    Mr. Clare has been a director of Aviall since December 2001. He currently serves as a Managing Director of The Carlyle Group. From 1997 to 1999, Mr. Clare served as a Principal of The Carlyle Group, and from 1995 to 1997 as a Vice President of The Carlyle Group. Mr. Clare was previously with First City Capital, a private investment group, and also worked at Prudential-Bache. Mr. Clare is a director of KorAm Bank, United Defense Industries, Inc. and several privately-held companies.

Allan M. Holt.    Mr. Holt has been a director of Aviall since December 2001. He currently serves as a Managing Director of The Carlyle Group. Mr. Holt joined The Carlyle Group in 1991. Mr. Holt was previously with Avenir Group, a private investment and advisory group. From 1984 to 1987, Mr. Holt was Director of Planning and Budgets at MCI Communications Corporation. Mr. Holt is a director of United Defense Industries, Inc. and several privately-held companies.

Officers are elected annually by our Board of Directors and may be removed at any time by the Board of Directors. There are no family relationships among the executive officers listed, and there are no arrangements or understandings pursuant to which any of them were elected as officers, with the exception of Mr. Fulchino. Mr. Fulchino was elected President and Chief Executive Officer under the terms of his employment agreement with Aviall.

Compensation of Executive Officers

The following table sets forth the annual and long-term compensation paid or accrued for the benefit of each of the following executive officers, or the named executive officers, for services rendered to Aviall during our last three fiscal years.

Summary Compensation Table

Name and Principal Position(s)	Year	Annual Compensation			Long-Term Compensation Awards		All Other Compensation(4)
		Salary	Bonus	Other Annual Compensation(1)	Restricted Stock Awards(2)	Securities Underlying Options(3)
Paul E. Fulchino Chairman, President and Chief Executive Officer of Aviall, Inc.	2002 2001 2000	$472,500 467,308 448,269	$341,485 248,413 265,740	$797 797 9,346	$170,737 124,200 132,864	125,000 125,000 —	$8,455 3,083 11,878
Charles M. Kienzle Senior Vice President of Operations of Aviall Services, Inc.	2002 2001 2000	178,500 177,692 175,000	130,151 110,931 80,500	— — —	65,074 55,465 40,250	25,000 30,000 25,000	5,141 627 400
Dan P. Komnenovich Executive Vice President and Chief Operating Officer of Aviall Services, Inc.	2002 2001 2000	290,125 286,635 104,711	219,253 180,035 120,721	— — —	109,625 90,014 45,354	45,000 55,000 50,000	5,268 805 400
Jeffrey J. Murphy Senior Vice President of Law and Human Resources of Aviall, Inc.	2002 2001 2000	184,965 183,127 177,000	130,552 101,034 96,996	— — —	65,275 50,517 48,498	20,000 25,000 20,000	5,676 1,242 569
James T. Quinn Vice President of Sales and Marketing of Aviall Services, Inc.	2002 2001 2000	182,875 181,058 165,385	133,587 89,022 64,487	— — —	66,789 44,510 32,243	25,000 30,000 25,000	4,538 743 400

(1)	Includes amounts reimbursed for the payment of income taxes (i) related to insurance premiums paid by us in 2001 and 2002 and taxable to Mr. Fulchino and (ii) related to relocation expenses and insurance premiums paid by us in 2000 and taxable to Mr. Fulchino.

(2)	The grants of shares of restricted common stock in 2000, 2001 and 2002 were made pursuant to our annual incentive compensation program. That program provides for incentive compensation to be paid two-thirds in cash and one-third in shares of restricted common stock. The shares of restricted common stock vest on the third anniversary of the grant date. Recipients of shares of restricted common stock are entitled to receive any dividends paid thereon. The dollar amounts shown for 2002 were based upon a price of $7.46 per share, the closing market price of the shares of common stock on the New York Stock Exchange on January 30, 2003, the grant date. The dollar amounts for 2001 were based upon a price of $7.10 per share, the closing market price of the shares of common stock on the New York Stock Exchange on January 29, 2002, the grant date. The dollar amounts for 2000 were based upon a price of $6.1875 per share, the closing market price of the shares of common stock on the New York Stock Exchange on January 19, 2001, the grant date. As of December 31, 2002, the aggregate number of shares of restricted common stock and their value, based upon a price of $8.05 per share, the closing market price of common stock on the New York Stock Exchange on December 31, 2002, held by each named executive officer were as follows: Mr. Fulchino, 38,966 shares of restricted common stock valued at $313,676; Mr. Kienzle, 14,317 shares of restricted common stock valued at $115,252; Mr. Komnenovich, 20,008 shares of restricted common stock valued at $161,064; Mr. Murphy, 14,953 shares of restricted common stock valued at $120,372; and Mr. Quinn 11,480 shares of restricted common stock valued at $92,414.

(3)	Grants of stock options vest approximately one-third each year commencing on the first anniversary of the date of grant.

(4)	For 2002, this column represents (i) premiums for group term life insurance payments to each of the named executive officers in the following amounts: Mr. Fulchino, $2,808; Mr. Kienzle, $678; Mr. Komnenovich, $884; Mr. Murphy, $1,388; and Mr. Quinn, $585, (ii) premiums for supplemental long-term disability insurance payments in the amount of $1,056 for Mr. Fulchino, (iii) contributions to the Aviall, Inc. Employees’ Savings Plan in the following amounts: Mr. Fulchino, $4,591; Mr. Kienzle, $4,463; Mr. Komnenovich, $4,384; Mr. Murphy, $4,077; and Mr. Quinn, $3,953 and (iv) premiums for compensatory split-dollar insurance payments in the amount of $211 for Mr. Murphy. For 2001, this column represents (i) premiums for group term life insurance payments to each of the named executive officers in the following amounts: Mr. Fulchino, $2,027; Mr. Kienzle, $227; Mr. Komnenovich, $405; Mr. Murphy, $656; and Mr. Quinn, $343, (ii) premiums for supplemental long-term disability insurance payments in the amount of $1,056 for Mr. Fulchino, (iii) contributions to the Aviall, Inc. Employees’ Savings Plan in the amount of $400 for each named executive officer, other than Mr. Fulchino, who was not eligible to participate in this plan in 2001 and (iv) premiums for compensatory split-dollar insurance payments in the amount of $186 for Mr. Murphy. For 2000 this column represents (i) moving expenses of $11,106 for Mr. Fulchino, (ii) premiums for supplemental long-term disability insurance payments in the amount of $772 for Mr. Fulchino, (iii) contributions to the Aviall, Inc. Employees’ Savings Plan in the amount of $400 for each named executive officer other than Mr. Fulchino, who was not eligible to participate in this plan in 2000 and (iv) premiums for compensatory split-dollar insurance payments in the amount of $169 for Mr. Murphy.

Employment and Severance Arrangements

Employment Agreement.    We are a party to an employment agreement with Paul E. Fulchino pursuant to which Mr. Fulchino serves as our Chairman, President and Chief Executive Officer. Under the employment agreement, Mr. Fulchino receives an annual base salary of at least $472,500 and is eligible to receive incentive compensation of not less than 100% of his base salary, although he is not guaranteed any specific amount of incentive compensation. Mr. Fulchino is also entitled to supplemental term life insurance of $900,000, supplemental disability insurance with long-term disability benefits equal to 60% of his base salary, and other employee benefits made generally available to our senior executives. The employment agreement expires on

December 31, 2005. In the event of an involuntary termination of his employment other than for cause, as defined in the employment agreement, or his death or disability, Mr. Fulchino would receive severance pay in an amount equal to the greater of two times his then-current base salary or the base salary for the remainder of the term of the employment agreement. Pursuant to a prior employment agreement, on December 21, 1999, Mr. Fulchino was granted options to purchase 500,000 shares of common stock at an exercise price of $7.3125 per share, the fair market value of the common stock on the grant date. This option expires December 21, 2009, and the options are fully vested.

Severance Agreements.    We have entered into an Amended and Restated Severance Agreement with each of our executive officers. The severance agreements become operative only upon a change in control, as defined in the severance agreements. The severance agreements provide that if, within a two-year period following a change in control, we terminate the employment of such executive officer for reasons other than death, disability or cause, as defined in the severance agreements, or the executive officer terminates employment with us for good reason, as defined in the severance agreements, the executive officer is entitled to receive a severance payment in an amount equal to a multiple of two or three, depending upon the terms of the particular severance agreement, times the sum of (i) such executive officer’s then-current base salary and (ii) an amount equal to the greater of such executive officer’s (1) incentive compensation for the current fiscal year, assuming we have reached target performance for that year or (2) incentive compensation paid or payable to the executive for the most recently completed fiscal year. The executive officer is also entitled to continue to receive health and life insurance benefits for a period of one year following his or her termination upon a change in control. The severance agreements further provide that if any amount payable thereunder or otherwise to the executive officer is determined to be an “excess parachute payment” under the Internal Revenue Code of 1986, as amended, or the Code, such executive officer would be entitled to receive an additional payment, net of income taxes, equal to the excise tax imposed under the Code on such payment.

Severance Pay Plan.    We maintain an Amended and Restated Severance Pay Plan for the benefit of all full-time employees, including executive officers. The severance pay plan provides that if we terminate an eligible employee’s employment for any reason other than cause, as defined in the severance pay plan, the employee is entitled to receive severance pay in an amount determined in accordance with the terms of the severance pay plan. For executive officers, the severance pay is an amount equal to a multiple of one or two, as the case may be, times the sum of (i) the executive’s then-current base salary and (ii) the greater of such executive officer’s (1) target incentive payment for the year in which his employment was terminated or (2) incentive payment for the most recently completed fiscal year. Payments under the severance pay plan are made in installments, a one or two-year period for executive officers, unless the employee’s employment is terminated within one year following a change in control, as defined in the severance pay plan. In that circumstance, the severance payment is made in a lump sum. The severance pay plan provides that in the event that an employee is terminated under circumstances in which he or she is entitled to receive severance payment under any other written agreement, including the employment agreement and the severance agreements described in the preceding paragraphs, the employee is not entitled to receive the benefits intended to be provided under the severance pay plan.

Option Grants in 2002

The following table provides information regarding the grant of stock options to each of the named executive officers in 2002.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal 2002	Exercise Price per Share	Expiration Date

Name					5%	10%
Paul E. Fulchino	125,000	19.76%	$7.10	01/29/12	$558,144	$1,414,446
Charles M. Kienzle	25,000	3.95%	7.10	01/29/12	111,629	282,889
Dan P. Komnenovich	45,000	7.11%	7.10	01/29/12	200,932	509,201
Jeffrey J. Murphy	20,000	3.16%	7.10	01/29/12	89,303	226,311
James T. Quinn	25,000	3.95%	7.10	01/29/12	111,629	282,889

(1)	Each of the options shown in the table above vests approximately one-third each year, beginning on the first anniversary of the date of the grant. Of the options granted in 2002 to (i) Mr. Fulchino, 14,084 were incentive stock options and 110,916 were nonqualified stock options, (ii) Mr. Kienzle, 13,695 were incentive stock options and 11,305 were nonqualified stock options, (iii) Mr. Komnenovich, 14,084 were incentive stock options and 30,916 were nonqualified stock options, (iv) Mr. Murphy, 13,400 were incentive stock options and 6,600 were nonqualified stock options and (v) Mr. Quinn, 13,695 were incentive stock options and 11,305 were nonqualified stock options.

(2)	The potential realizable value set forth in the table above illustrates the values that would be realized upon exercise of the option immediately prior to the expiration of its term, assuming the specified compounded rates of appreciation on the common stock over the term of the option. The use of the assumed 5% and 10% annual rates of stock price appreciation is established by the SEC and is not intended by us to forecast possible appreciation of the price of the shares of common stock.

Aggregated Option Exercises in 2002 and December 31, 2002 Option Values

The following table provides information regarding the exercise of options by each of the named executive officers during 2002 and the number of unexercised options held at December 31, 2002 by each of the named executive officers.

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In- the-Money Options at December 31, 2002(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Paul E. Fulchino	—	—	541,250	208,750	$445,578	$274,734
Charles M. Kienzle	—	—	198,317	53,433	21,704	61,186
Dan P. Komnenovich	—	—	51,483	98,517	129,220	159,092
Jeffrey J. Murphy	—	—	193,333	43,417	18,631	50,197
James T. Quinn	—	—	134,462	53,433	19,483	61,186

(1)	This value was based upon a per share price of $8.05, the closing price of the common stock on December 31, 2002, multiplied by the number of shares of common stock issuable upon exercise of these options.

Retirement Benefits

We cover substantially all regular domestic full-time employees, including executive officers, and two employees located internationally under the Aviall, Inc. Retirement Plan. Benefits payable under the retirement plan are based on an employee’s career earnings with the us and our subsidiaries. At normal retirement age of 65, a participant is entitled to a monthly pension benefit payable for life. The annual pension benefit, when paid in the form of a life annuity with no survivor’s benefits, is generally equal to the sum of 1.45% of the first $15,600 of basic compensation, as defined in the retirement plan, plus 1.85% of the portion of the basic compensation in excess of $15,600 during each such year while a participant in the retirement plan.

Benefits under the retirement plan vest at the earlier of the completion of five years of vesting service or upon reaching age 65. However, in the event of a change of control, as defined in the retirement plan, all employee-participants will be fully vested, and the term “accrued benefit” will include certain severance payments under the Aviall, Inc. Amended and Restated Severance Pay Plan and other severance payments under change of control severance agreements, and will also include the value of early retirement benefits for any employee-participant age 45 or above or with 10 or more years of service. These benefits are not subject to any reduction for Social Security benefits or other offset amounts. An employee’s pension benefits may be paid in certain alternative forms having actuarially equivalent values.

The maximum annual benefit under a qualified pension plan is currently $160,000 beginning at the Social Security retirement age, which is currently age 65. The maximum compensation and bonus that may be taken into account in determining annual retirement accruals is currently $170,000. We maintain a non-qualified, unfunded benefit plan, called the Aviall, Inc. Benefit Restoration Plan, which covers those participants in the retirement plan, including those named below, whose benefits are reduced under the Code or other United States laws. A participant in the benefit restoration plan who is vested in his or her benefits under the retirement plan is entitled to a benefit equal to the difference between (i) the amount of benefits that the participant would be entitled to under the retirement plan if no statutory reductions applied to such benefits and, if applicable, if basic compensation included the value of any restricted stock rights awarded to the participant under the Aviall, Inc. Bonus Plan; and (ii) the amount of benefits the participant is entitled to under the retirement plan and the retirement plan of a predecessor company. Benefits under the benefit restoration plan are paid in the same manner, as of the same date and subject to the same conditions as the benefits payable under the retirement plan. However, in the event of a change of control, as defined in the retirement plan, all participants will be fully vested for purposes of eligibility for benefits under the benefit restoration plan, and the lump sum value of the benefits owing under the benefit restoration plan, along with the amounts necessary to cover all federal income taxes owing on the benefits and these amounts, will be paid immediately to the participant.

The following table sets forth estimated annual pension benefits under the retirement plan and the benefit restoration plan combined to each named executive officer, in the form of a single life annuity, assuming such executive officer remains continuously employed at current compensation levels until retirement at the normal retirement date, which is the date on which such named executive officer reaches age 65.

Name	Amount
Paul E. Fulchino	$108,182
Charles M. Kienzle	90,836
Dan P. Komnenovich	103,819
Jeffrey J. Murphy	82,564
James T. Quinn	62,407

On April 7, 2003, the Board of Directors finalized its approval and adoption of the Aviall, Inc. Supplemental Executive Retirement Income Plan. The executive retirement plan covers our current Chief Executive Officer, Mr. Fulchino, and key officers designated by the Board of Directors as eligible to participate in the executive retirement plan. The named executive officers are currently eligible to participate in the executive retirement plan.

Monthly benefits payable under the executive retirement plan are equal to (i) two percent (2%), or three percent (3%) in the case of our Chief Executive Officer, of the participant’s average monthly rate of compensation for the three calendar years, out of the six previously completed calendar years, that give the highest average monthly rate of compensation, multiplied by (ii) the participant’s number of years of credited service, as defined in the executive retirement plan, not to exceed 25 years, or in the case of our Chief Executive Officer, 16 2/3 years, less (iii) the sum of the participant’s monthly benefits under the retirement plan, the benefit restoration plan, the Ryder System, Inc. retirement plan and Social Security. Our Chief Executive Officer’s years of credited service is equal to two times his actual number of years of service with us, but in no event shall it exceed 16 2/3 years.

A participant is entitled to the monthly benefits as described above upon retirement at the age of 65 or later. A participant is also entitled to monthly benefits, based upon compensation and credited service to date, upon retirement at an earlier age, upon disability, or upon other employment termination after being “vested” in all or a portion of his or her benefits based on completed years of vesting service, as defined in the executive retirement plan. Our Chief Executive Officer’s years of vesting service is equal to two times his years of vesting service under the retirement plan. A participant who has five or more years of vesting service but less than ten years of vesting service will be vested in 75% of his or her benefits, and a participant with ten or more years of vesting service will be vested in 100% of his or her benefits. If a participant is terminated for cause, as defined in the executive retirement plan, he or she will not be vested in any benefits, regardless of his or her years of vesting service. In addition, a participant’s surviving spouse is entitled to death benefits upon a participant’s death before benefits otherwise commence. A participant’s benefits may be paid in the same manner and form, as of the same date and subject to the same conditions as the benefits payable under the retirement plan.

In the event of a change of control, as defined in the retirement plan, certain participants who, within three years of the change of control, are involuntarily terminated other than for cause, as defined in the executive retirement plan or voluntarily terminate their employment will (i) be fully vested in their benefits, (ii) receive two additional years of credited service and (iii) have two years added to their age for certain early retirement purposes. In addition, upon a change of control, we must establish a trust or other funding arrangement that is subject to the claims of our general creditors for the purpose of funding the benefits payable under the executive retirement plan. We also must contribute to the trust the amount necessary to fund 100% of the then-present value of the benefits payable under the executive retirement plan to the participants when they reach age 65.

The following table sets forth, for the final average yearly compensation and years of credited service indicated, the total annual retirement benefits payable under the executive retirement plan, the retirement plan, the benefit restoration plan and the retirement plan of a predecessor company upon retirement at age 65. These amounts also include benefits payable under Social Security. The amounts marked with an asterisk (*) are calculated based upon the three percent (3%) formula for the determination of our Chief Executive Officer benefits.

Pension Plan Table

Final Average Annual Compensation for Three-Year Period	Years of Credited Service
	15		20		25
$ 200,000	$60,000		$80,000		$100,000
250,000	75,000		100,000		125,000
300,000	90,000		120,000		150,000
400,000	120,000		160,000		200,000
500,000	150,000		200,000		250,000
600,000	180,000		240,000		300,000
700,000	210,000		280,000		350,000
800,000	360,000	*	400,000	*	400,000
900,000	405,000	*	450,000	*	450,000
1,000,000	450,000	*	500,000	*	500,000
1,500,000	675,000	*	750,000	*	750,000

A participant’s annual compensation generally includes the amounts set forth in the “Salary” and “Bonus” columns of the Summary Compensation Table, and so long as the participant does not terminate his or her employment voluntarily or is not terminated for cause, as defined in the executive retirement plan, also includes the value of restricted common stock that was awarded to a participant, or if the participant does terminate his or her employment voluntarily or is terminated for cause, then the value of restricted common stock that was awarded and that has vested.

The estimated years of credited service under the executive retirement plan as of December 31, 2002, for the persons named in the Summary Compensation Table are as follows: Mr. Fulchino, 6 years; Mr. Kienzle, 18.2 years; Mr. Komnenovich, 14.1 years; Mr. Murphy, 25.5 years; and Mr. Quinn, 8.7 years. Pursuant to the terms of the executive retirement plan, the years of credited service for Mr. Fulchino set forth above equal two times the actual number of years of his service.

The benefits as set forth in the table above are payable in the form of a life only annuity with no survivor’s benefits, however, benefits will be payable under the executive retirement plan in the form elected by the participant under the retirement plan which includes several optional forms of joint and survivor annuities and a ten years certain and life annuity.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information known to us about the beneficial ownership of our common stock as of July 31, 2003 by (i) all persons and entities who we believe beneficially own 5% or more of our outstanding common stock (ii) each of the named executive officers; (iii) each of our directors and (iv) all of our directors and executive officers as of July 31, 2003 as a group.

The number and percentage of shares of our common stock beneficially owned is determined under the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares of common stock for which a person has sole or shared voting power or investment power and also any shares of common stock underlying options, warrants or convertible securities that are exercisable or convertible by that person within 60 days of July 31, 2003.

The information regarding beneficial ownership of common stock by the entities who we believe beneficially own 5% or more of our outstanding common stock identified below is included in reliance on reports filed with the SEC by such entities, except that the percentage is based upon our calculations made in reliance upon the number of shares of common stock reported to be beneficially owned by such entity in such report and the number of shares of common stock outstanding on July 31, 2003.

Unless otherwise indicated in the footnotes, each person or entity listed in the following table has sole voting power and investment power over the shares of common stock listed as beneficially owned by that person or entity. Percentage of beneficial ownership is based on 31,440,927 shares of common stock outstanding on July 31, 2003.

Unless otherwise indicated in the footnotes, the address for each executive officer and director is c/o Aviall, Inc., 2750 Regent Boulevard, DFW Airport, Texas 75261.

Name	Total Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Beneficially Owned
Beneficial owners of 5% or more:
TCG Holdings, L.L.C. (2)(3)	11,363,378	35.8%

Executive officers and directors:
Paul E. Fulchino(4)	748,303	2.3
Peter J. Clare(5)	—	*
Alberto F. Fernandez(6)	2,659	*
Allan M. Holt(5)	—	*
Donald R. Muzyka(7)	29,651	*
Richard J. Schnieders(8)	31,364	*
Jonathan M. Schofield(9)	13,741	*
Arthur E. Wegner(10)	16,557	*
Bruce N. Whitman(11)	88,364	*
Charles M. Kienzle(12)	273,712	*
Dan P. Komnenovich(13)	145,913	*
Jeffrey J. Murphy(14)	267,450	*
James T. Quinn(15)	189,395	*
All current directors and executive officers as a group (17 persons)	2,359,458	7.1

*	Less than one percent

(1)	Represents shares of common stock beneficially owned by such individuals, including shares beneficially owned pursuant to the Aviall, Inc. Employees’ Savings Plan and shares of restricted stock beneficially owned pursuant to the Aviall, Inc. Amended and Restated 1998 Directors Stock Plan.

(2)	TCG Holdings, L.L.C. and certain affiliates beneficially own 11,363,378 shares of common stock by virtue of their beneficial ownership of 11,100,878 shares of common stock and a warrant exercisable for 262,500 shares of common stock, consisting of (i) 9,499,027 shares of common stock owned of record by Carlyle Partners III, L.P., (ii) 801,146 shares of common stock owned of record by CP III Coinvestment, L.P., (iii) 554,504 shares of common stock and a warrant currently exercisable for 262,500 shares of common stock owned of record by Carlyle High Yield Partners, L.P. and (iv) 246,201 shares of common stock owned of record by Carlyle-Aviall Partners II, L.P.

(3)	TC Group III, L.P. is the sole general partner of Carlyle Partners III, L.P., CP III Coinvestment, L.P. and Carlyle-Aviall Partners II, L.P. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. TCG High Yield, L.L.C. is the sole general partner of Carlyle High Yield Partners, L.P. TCG High Yield Holdings, L.L.C. is the sole managing member of TCG High Yield, L.L.C. TC Group, L.L.C. is the sole managing member of TC Group III, L.L.C. and TCG High Yield Holdings, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, (i) TC Group III, L.P. and TC Group III, L.L.C. each may be deemed to be a beneficial owner of shares of common stock owned of record by each of Carlyle Partners III, L.P., CP III Coinvestment, L.P. and Carlyle-Aviall Partners II, L.P.; (ii) TCG High Yield, L.L.C. and TCG High Yield Holdings, L.L.C. each may be deemed to be a beneficial owner of shares of common stock owned of record by Carlyle High Yield Partners, L.P. and (iii) TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be a beneficial owner of shares of common stock owned of record by each of Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Aviall Partners II, L.P. and Carlyle High Yield Partners, L.P. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of common stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. The principal address and principal offices of TCG Holdings, L.L.C. and certain affiliates is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505. Each of the foregoing entities reports to have sole voting and investment power over the shares of common stock reported to be beneficially owned by such entity.

(4)	Includes 61,853 shares of restricted common stock for which Mr. Fulchino has sole voting power and no investment power and 623,750 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

(5)	The address of this person is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington D.C. 20004-2505.

(6)	Includes 2,659 shares of restricted common stock for which Mr. Fernandez has sole voting power and no investment power.

(7)	Includes 19,651 shares of restricted common stock for which Dr. Muzyka has sole voting power and no investment power and 9,000 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

(8)	Includes 17,364 shares of restricted common stock for which Mr. Schnieders has sole voting power and no investment power and 9,000 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

(9)	Includes 4,741 shares of restricted common stock for which Mr. Schofield has sole voting power and no investment power and 6,000 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

(10)	Includes 7,557 shares of restricted common stock for which Mr. Wegner has sole voting power and no investment power and 9,000 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

(11)	Includes 17,364 shares of restricted common stock for which Mr. Whitman has sole voting power and no investment power and 9,000 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

(12)	Includes 23,040 shares of restricted common stock for which Mr. Kienzle has sole voting power and no investment power and 224,800 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

(13)	Includes 34,703 shares of restricted common stock for which Mr. Komnenovich has sole voting power and no investment power and 101,150 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

(14)	Includes 18,115 shares of common stock held jointly by Mr. Murphy and his spouse. Mr. Murphy has shared voting and investment power with respect to these shares. Also includes 23,703 shares of restricted common stock for which Mr. Murphy has sole voting power and no investment power and 214,850 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

(15)	Includes 20,433 shares of restricted common stock for which Mr. Quinn has sole voting power and no investment power and 160,945 shares of common stock that may be acquired within 60 days of July 31, 2003, through the exercise of stock options.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facility

General.    On December 17, 2001, Aviall Services, as borrower, and Aviall and its other domestic subsidiaries, as guarantors, entered into a $200 million senior secured credit facility with Citicorp USA, Inc., individually and as agent for various lenders, consisting of a revolving credit and letter of credit facility. Up to $15 million of the credit facility is available for issuance of letters of credit. We may use the proceeds of the credit facility solely to:

•	finance our performance under our agreement with Rolls-Royce to provide new parts for the RR T56 series engine;

•	refinance our existing debt;

•	pay related transaction costs, fees and expenses;

•	provide working capital from time to time; and

•	finance our other general corporate purposes.

Concurrently with the consummation of the refinancing, we amended and restated our credit facility to permit us to issue the old and new notes and to modify certain covenants to reflect, among other things, the issuance of the old and new notes and guarantees of the old and new notes by our subsidiary guarantors.

Guarantees; Security.    All of our direct and indirect domestic subsidiaries guarantee the credit facility. In addition, the credit facility is secured by:

•	a first priority perfected pledge of all notes and all capital stock owned by us, directly or indirectly, in our domestic subsidiaries, including an intercompany receivable owed to Aviall by Aviall Services in the amount of $483.2 million as of June 30, 2003, and all notes and 65% of the capital stock owned by us in our foreign subsidiaries; and

•	a first priority perfected security interest in all of our domestic subsidiaries’ assets, including, but not limited to, accounts, inventory, equipment, investment property, material contracts, patents, copyrights and trademarks.

Interest; Maturity.    Amounts outstanding under the credit facility bear interest, at our option, based upon either a eurodollar rate, as defined in the credit facility, plus an applicable margin ranging from 2.5% to 3.0% depending on our financial ratios, or a base rate, as defined in the credit facility, plus an applicable margin ranging from 1.5% to 2.0% depending upon the same financial ratios. The credit facility is scheduled to mature on December 21, 2006.

Borrowing Base Limitation.    Borrowings under the credit facility are subject to a borrowing base limitation equal to the sum of certain percentages of our eligible accounts receivable and inventory. Our borrowing base was $196.7 million as of June 30, 2003.

Prepayments.    We are obligated to prepay borrowings under the credit facility with all or a percentage of the proceeds of certain transactions that we may effect during the term of the facility, including the issuance or incurrence of debt, issuance of equity, capital contributions, asset sales and insurance and condemnation proceeds. Additionally, we may voluntarily prepay borrowings under the credit facility at any time without premium or penalty breakage costs, other than breakage costs with respect to certain prepayments of eurodollar rate loans.

Change of Control.    The credit facility also provides that each lender’s commitment to provide funds shall terminate automatically upon a change of control of either Aviall or Aviall Services, or upon a “change of control” or similar event under any indebtedness of $10 million or more issued by Aviall or any of its subsidiaries. In addition, upon a change of control, we are obligated to immediately prepay all outstanding borrowings under the credit facility, and for outstanding letters of credit borrowings, we are obligated to pay an amount equal to 105% of such letters of credit borrowings.

Covenants.    The credit facility contains customary covenants restricting our ability to, among others:

•	transfer assets;

•	enter into any loans, advances, capital contributions or acquisitions;

•	form any joint ventures or partnerships;

•	make payments in respect of warrants, options, repurchase of stock, dividends or any other distributions to stockholders;

•	prepay any debt or amend the terms of any other debt entered into by us;

•	incur debt and liens;

•	enter into transactions with affiliates;

•	merge or consolidate with another entity; or

•	amend documents relating to the notes, our long term logistics agreements with Honeywell and Rolls-Royce or other material agreements.

The credit facility also contains financial covenants that we must satisfy on an ongoing basis, including minimum net worth, minimum Adjusted EBITDA, as defined in the credit facility, maximum leverage ratio, minimum interest coverage ratio and maximum capital expenditures.

Events of Default.    The credit facility contains customary events of default, including:

•	failure to make payments when due;

•	defaults and the expiration of applicable cure periods under other indebtedness;

•	default under any Honeywell or Rolls-Royce agreement;

•	noncompliance with covenants and the expiration of applicable cure periods;

•	breaches of representations and warranties;

•	bankruptcy events;

•	failure to satisfy or stay execution of judgments in excess of specified amounts;

•	existence of certain materially adverse employee benefit or environmental liabilities; or

•	impairment of loan documentation or security.

DESCRIPTION OF NEW NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the words “Company” and “we” refer only to Aviall, Inc. and not to any of its Subsidiaries. This description assumes that all outstanding old notes will be exchanged for new notes in the exchange offer.

The Company will issue the new notes under an indenture to be dated as of the Issue Date (the “Indenture”), among itself, the Subsidiary Guarantors and The Bank of New York, as Trustee. The Indenture will comply with the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The terms of the new notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the new notes. A copy of the Indenture is available upon request to the Company at the address indicated under “Incorporation by Reference.”

Principal, Maturity and Interest

The Company will issue the new notes initially with a maximum aggregate principal amount of $200.0 million. Subject to the Company’s compliance with the covenant described under “—Certain Covenants—Limitation on Debt,” the Company will be permitted to issue an unlimited principal amount of additional new notes (the “Additional Notes”) at later dates under the same Indenture. The new notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of New Notes,” references to the new notes include any Additional Notes actually issued. Any Additional Notes that the Company issues in the future will be identical in all respects to the new notes that the Company is issuing now, except that Additional Notes issued in the future may have different issuance prices and will have different issuance dates. The Company will issue new notes and Additional Notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

The new notes will mature on July 1, 2011. Interest on the new notes will accrue at a rate of 7.625% per annum and will be payable semi-annually in arrears on January 1 and July 1, commencing on January 1, 2004. The Company will pay interest to those persons who were holders of record on the June 15 or December 15 immediately preceding each interest payment date.

Interest on the new notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The new notes will be:

•	senior unsecured obligations of the Company;

•	effectively subordinated to all existing and future secured Debt of the Company to the extent of the value of the assets securing that Debt and to all existing and future Debt and other liabilities, including trade payables, of the Company’s Subsidiaries that are not Subsidiary Guarantors;

•	equal in right of payment (“pari passu”) with all existing and future Senior Debt of the Company (without regard to the value of any assets securing the Debt);

•	senior in right of payment to all existing and future Subordinated Obligations of the Company; and

•	guaranteed on a senior unsecured basis by the Subsidiary Guarantors.

The Subsidiary Guarantees will be effectively subordinated to all existing and future secured Debt of the Subsidiary Guarantors to the extent of the value of the assets securing that Debt. As of June 30, 2003, the total outstanding Debt of the Company and the Subsidiary Guarantors, excluding unused commitments made by lenders and intercompany Debt, was $210.6 million.

The principal operations of the Company are conducted through its Subsidiaries. Therefore, the Company’s ability to service its debt, including the new notes, is dependent upon the earnings of its Subsidiaries, and their ability to distribute those earnings as dividends, loans or other payments to the Company. Certain laws and certain agreements governing Debt of the Company’s Subsidiaries may restrict the ability of the Company’s Subsidiaries to pay the Company dividends or make loans and advances to the Company. If these restrictions apply to Subsidiaries that are not Subsidiary Guarantors, then the Company would not be able to use the earnings of those Subsidiaries to make payments on the new notes. The amendment to the Credit Facility that we entered into contemporaneously with the offering of the old notes permits Aviall Services to, among other things, pay dividends, pay intercompany Debt or make loans or other Investments to or in the Company to enable the Company to service its obligations on the new notes. In addition, under certain circumstances, bankruptcy “fraudulent conveyance” laws or other similar laws could invalidate some or all of the Subsidiary Guarantees. If this were to occur, the Company would also be unable to use the earnings of these Subsidiary Guarantors to the extent they face restrictions on distributing funds to the Company. Any of the situations described above could make it more difficult for the Company to service its Debt, including the new notes.

The Company has only a stockholder’s claim in the assets of its Subsidiaries. This stockholder’s claim is junior to the claims that creditors of the Company’s Subsidiaries have against those Subsidiaries. Holders of the new notes will be creditors only of the Company and those Subsidiaries of the Company that are Subsidiary Guarantors. In the case of Subsidiaries of the Company that are not Subsidiary Guarantors, all the existing and future liabilities of those Subsidiaries, including any claims of trade creditors and preferred stockholders, if any, will be effectively senior to the new notes. As of June 30, 2003, the total balance sheet liabilities of the Company’s Subsidiaries that are not Subsidiary Guarantors, excluding unused commitments made by lenders and any intercompany Debt, was $3.8 million. The Subsidiary Guarantors and the Company’s other Subsidiaries have other liabilities, including operating leases and contingent liabilities, that may be significant.

The Indenture contains limitations on the amount of additional Debt that the Company and the Restricted Subsidiaries may Incur. However, the amounts of such Debt could nevertheless be substantial and may be Incurred either by Subsidiary Guarantors or by the Company’s other Subsidiaries.

The new notes and the Subsidiary Guarantees are unsecured senior obligations of the Company and the Subsidiary Guarantors, respectively. Secured Debt of the Company and the Subsidiary Guarantors, including under the Credit Facility and any Guarantees thereof, will be effectively senior to the new notes and the Subsidiary Guarantees to the extent of the value of the assets securing such Debt. As of June 30, 2003, the outstanding secured Debt of the Company and the Subsidiary Guarantors, excluding unused commitments made by lenders, was $10.6 million. Additionally, at June 30, 2003, there was $194.1 million of unused availability under the Credit Facility.

See “Risk Factors—In the event of our bankruptcy or liquidation, or acceleration of our indebtedness, holders of the new notes will be paid from any assets remaining after payments to any holders of secured Debt and Debt of our non-guarantor subsidiaries,” “—A court may void the guarantees of the new notes or subordinate the guarantees to other obligations of the subsidiary guarantors,” “—Our substantial leverage could adversely affect our business and prevent us from fulfilling our obligations under the new notes” and “Description of Certain Indebtedness.”

Subsidiary Guarantees

The obligations of the Company under the Indenture, including the repurchase obligation resulting from a Change of Control, will be fully and unconditionally guaranteed, jointly and severally, on a senior, unsecured basis, by Aviall Services, ILS and all other existing and any future Domestic Restricted Subsidiaries of the Company and any Foreign Restricted Subsidiary that guarantees Debt of the Company or a Domestic Restricted Subsidiary after the Issue Date.

The Subsidiary Guarantors currently generate substantially all of the Company’s revenue. As of and for the six months ended June 30, 2003, the Subsidiaries of the Company that are not Subsidiary Guarantors represented 6.2% of the Company’s consolidated total assets and 10.3% of the Company’s consolidated total net sales.

If the Company or a Subsidiary Guarantor sells or otherwise disposes of either:

(1)	its entire ownership interest in a Subsidiary Guarantor, or

(2)	all or substantially all the assets of a Subsidiary Guarantor,

then in any such case, such Subsidiary Guarantor being sold or whose assets are being sold will be released from all its obligations under its Subsidiary Guaranty, subject to compliance with the covenant described under “—Certain Covenants—Asset Sales” or “—Merger, Consolidation and Sale of Property,” as applicable. In addition, if the Company redesignates a Subsidiary Guarantor as an Unrestricted Subsidiary, which the Company can do under certain circumstances, the redesignated Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty. See “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” “—Limitation on Issuance or Sale of Capital Stock of Restricted Subsidiaries” and “—Merger, Consolidation and Sale of Property.”

If any Subsidiary Guarantor makes payments under its Subsidiary Guaranty, each of the Company and the other Subsidiary Guarantors must contribute their share of such payments. The Company’s and the other Subsidiary Guarantors’ shares of such payment will be computed based on the proportion that the net worth of the Company or the relevant Subsidiary Guarantor represents relative to the aggregate net worth of the Company and all the Subsidiary Guarantors combined.

Optional Redemption

Except as set forth below, the new notes will not be redeemable at the option of the Company prior to July 1, 2007. Starting on that date, the Company may redeem all or any portion of the new notes, at once or over time, after giving the required notice under the Indenture. The new notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for new notes redeemed during the 12-month period commencing on July 1 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2007	103.813%
2008	101.906%
2009 and thereafter	100.000%

In addition, notwithstanding the foregoing, at any time and from time to time, prior to July 1, 2006, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the new notes with the proceeds of one or more Equity Offerings, at a redemption price equal to 107.625% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the aggregate principal amount of the new notes remains outstanding. Any such redemption shall be made within 90 days of such Equity Offering upon not less than 30 nor more than 60 days’ prior notice.

Sinking Fund

There will be no mandatory sinking fund payments for the new notes.

Repurchase at the Option of Holders Upon a Change of Control

Upon the occurrence of a Change of Control, each holder of new notes shall have the right to require the Company to repurchase all or any part of such holder’s new notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Company will not be obligated to purchase the new notes pursuant to a Change of Control Offer in the event that, at any time prior to the commencement of a Change of Control Offer, the Company shall have delivered to the Trustee an irrevocable notice of its exercise of its right to redeem all (but not less than all) of the new notes described under the caption “Optional Redemption.”

Within 30 days following any Change of Control, unless, at any time prior to the commencement of a Change of Control Offer, the Company shall have exercised its right to redeem all (but not less than all) of the new notes as described under the caption “Optional Redemption,” and has delivered to the Trustee an irrevocable notice of redemption, the Company will:

(a)  cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and

(b)  send, by first-class mail, with a copy to the Trustee, to each holder of new notes, at such holder’s address appearing in the Security Register, a notice stating:

(1)  that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders Upon a Change of Control” and that all new notes timely tendered will be accepted for payment;

(2)  the Change of Control Purchase Price and the purchase date, which shall be, unless otherwise required by law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed; and

(3)  the procedures that holders of new notes must follow in order to tender their new notes (or portions thereof) for payment, and the procedures that holders of new notes must follow in order to withdraw an election to tender new notes (or portions thereof) for payment.

The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all new notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of new notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue of such compliance.

Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to certain covenants described below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Debt outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” the Company’s assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if the Company disposes of less than all its assets by any of the means described above, the ability of a holder of new notes to require the Company to repurchase its new notes may be uncertain. In such a case, holders of the new notes may not be able to resolve this uncertainty without resorting to legal action.

Future Debt of the Company may contain prohibitions of certain events that would constitute a Change of Control, require such Debt to be repurchased upon a Change of Control or cause an event of default under the terms of such Debt. Moreover, the exercise by holders of new notes of their right to require the Company to repurchase such new notes could cause a default under existing or future Debt of the Company or its Subsidiaries, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to holders of new notes upon a repurchase may be limited by the Company’s then existing financial resources. Aviall Services is required to repay all outstanding borrowings under the Credit Facility upon the occurrence of certain events that constitute a change of control under the Credit Facility. If these events also constitute a Change of Control under the Indenture or instruments governing other future Debt of the Company or require Aviall Services to repay all borrowings under the Credit Facility, there can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The Company’s failure to purchase new notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing Debt of the Company or its Subsidiaries, and may constitute a default under future Debt as well. The Company’s obligation to make an offer to repurchase the new notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of at least a majority in aggregate principal amount of the new notes. See “—Amendments and Waivers.”

Certain Covenants

Limitation on Debt.    The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect thereto and to the application of the net proceeds therefrom, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and either:

(1)  such Debt is Debt of the Company or a Subsidiary Guarantor and after giving effect to the Incurrence of such Debt and the application of the net proceeds thereof, the Consolidated Interest Coverage Ratio would be equal to or greater than 2.0 to 1.0, or

(2)  such Debt is Permitted Debt.

The term “Permitted Debt” is defined to include the following:

(a)  (i)  Debt of the Company evidenced by the new notes and any Additional Notes and (ii) Debt of the Subsidiary Guarantors evidenced by Subsidiary Guarantees relating to the new notes and any Additional Notes;

(b)  Debt of the Company or a Subsidiary Guarantor under Credit Facilities if, after giving effect to any such Incurrence, the aggregate principal amount of all such Debt under all Credit Facilities Incurred pursuant to this clause (b) then outstanding shall not exceed the greater of (i) $200.0 million, which amount shall be permanently reduced by the amount of proceeds from Asset Sales used to Repay Debt under Credit Facilities, and not subsequently reinvested in Additional Assets or used to purchase new notes or Repay other Debt, pursuant to the covenant described under “—Limitation on Asset Sales” and (ii) an amount equal to 50.0% of the book value of the inventory and accounts receivable of the Company and its Restricted Subsidiaries as of the most recently ended quarter of the Company for which financial statements of the Company are publicly available;

(c)  Debt of Foreign Restricted Subsidiaries for working capital in an aggregate principal amount outstanding at any time not to exceed $50.0 million;

(d)  Debt of the Company or a Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

(1)  the aggregate principal amount of such Debt does not exceed the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed or leased, and

(2)  the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (d) (together with all Permitted Refinancing Debt Incurred and then outstanding in respect of Debt previously Incurred pursuant to this clause (d)) does not exceed $20.0 million;

(e)  Debt of the Company owing to any Restricted Subsidiary and Debt of a Restricted Subsidiary owing to the Company or any Restricted Subsidiary; provided, however, that:

(1)  if the Company or any Subsidiary Guarantor is the obligor on such Debt and the lender is a Restricted Subsidiary that is not a Subsidiary Guarantor, such Debt shall be expressly subordinated to the prior payment in full in cash of all obligations with respect to the new notes and the applicable Subsidiary Guarantee, as the case may be, and

(2)  any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

(f)  Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes, provided that the obligations under such agreements are directly related to payment obligations on Debt otherwise permitted by the terms of this covenant;

(g)  Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting currency exchange rate risks directly related to transactions entered into by the Company or such Restricted Subsidiary in the ordinary course of business and not for speculative purposes;

(h)  Debt in connection with one or more standby letters of credit or performance, surety or appeal bonds issued by the Company or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(i)  Debt of the Company or a Restricted Subsidiary outstanding on the Issue Date not otherwise described in clauses (a) through (h) above;

(j)  Debt of the Company or a Subsidiary Guarantor in an aggregate principal amount outstanding at any one time not to exceed $20.0 million;

(k)  Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses (a), (d), (h) and (i) above;

(l)  Debt of the Company or any Restricted Subsidiary arising from the honoring of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Debt is extinguished within five business days of its Incurrence;

(m)  Guarantees by the Company or any Restricted Subsidiary of Debt or any other obligation or liability of the Company or any Restricted Subsidiary that the Company or such Restricted Subsidiary could otherwise have Incurred pursuant to this covenant; and

(n)  Debt of the Company or any Restricted Subsidiary consisting of Guarantees, indemnities or obligations in respect of earnouts or purchase price adjustments in connection with the acquisition or disposition of assets permitted under the Indenture; provided that the maximum liability that may be assumed in respect of such obligations shall at no time exceed the gross proceeds actually received by Company or any Restricted Subsidiary in connection with such disposition of assets.

For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (n) above or is entitled to be incurred pursuant to clause (l) of the first paragraph of this covenant, the Company may, in its sole discretion, divide or classify in whole or in part (or later reclassify in whole or in part, in its sole discretion) such item of Debt in any manner that complies with this covenant.

Limitation on Restricted Payments.    The Company will not make, and will not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect on a pro forma basis to, such proposed Restricted Payment,

(a)  a Default or Event of Default shall have occurred and be continuing,

(b)  the Company could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on Debt” or

(c)  the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be equal to Fair Market Value at the time of such Restricted Payment) would exceed an amount equal to the sum of:

(1)  50% of the aggregate cumulative amount of Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter next succeeding the fiscal quarter in which the Issue Date occurs to the end of the most recent fiscal quarter for which financial statements of the Company are publicly available (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

(2)  100% of the Capital Stock Sale Proceeds, plus

(3)  the sum of:

(A)  the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company, and

(B)  the aggregate amount by which Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any Debt issued or sold on or prior to the Issue Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company, excluding, in the case of clause (A) or (B):

(x)  any such Debt issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees, and

(y)  the aggregate amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange,

plus

(4)  an amount equal to the sum of:

(A)  the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property, in each case to the Company or any Restricted Subsidiary from such Person, and

(B)  the portion (proportionate to the Company’s equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person.

Notwithstanding the foregoing limitation, the Company may:

(a)  pay dividends on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the Indenture; provided, however, that at the time of such payment of such dividend, no other Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(b)  purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees); provided, however, that

(1)  such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments and

(2)  the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

(c)  purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(d)  make payments on intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under “—Limitation on Debt;” provided, however, that, except with respect to intercompany Debt Incurred by the Company or a Subsidiary Guarantor, no Default or Event of Default has occurred and is continuing or would otherwise result therefrom; and provided further that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(e)  purchase, repurchase or redeem any Subordinated Obligations, the Incurrence of which was permitted pursuant to the covenant described under “—Limitation on Debt,” pursuant to a right of the holders thereof to require the Company to effect such purchase, repurchase or redeem upon the occurrence of a change of control; provided, however, that the Company shall have first made a Change of Control Offer as required by the covenant described under “—Repurchases at Option of Holders—Change of Control;” and provided further, that such purchase, repurchase or redemption shall be included in the calculation of Restricted Payments;

(f)  repurchase shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from current or former officers, directors or employees of the Company or any of its

Subsidiaries (or permitted transferees of such current or former officers, directors or employees) pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of common stock, provided, however, that (i) the aggregate amount of such repurchases shall not exceed $2.0 million in any calendar year, (ii) at the time of such repurchase no Default or Event of Default shall have occurred and be continuing (or result therefrom) and (iii) such repurchases shall be included in the calculation of the amount of Restricted Payments; and

(g)  so long as no Default of Event of Default shall have occurred and be continuing (or result therefrom) make Restricted Payments in an aggregate amount not to exceed $15.0 million; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Liens.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the new notes or the applicable Subsidiary Guaranty will be secured by such Lien equally and ratably with (or, if such other Debt constitutes Subordinated Obligations of the Company or a Subsidiary Guarantor, prior to) all other Debt of the Company or any Restricted Subsidiary secured by such Lien for so long as such other Debt is secured by such Lien.

Limitation on Sale of Capital Stock of Restricted Subsidiaries.    The Company will not:

(a)  sell, pledge, hypothecate or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, or

(b)  permit any Restricted Subsidiary to, directly or indirectly, issue or sell or otherwise dispose of any shares of its Capital Stock,

other than, in the case of either (a) or (b):

(1)  directors’ qualifying shares,

(2)  to the Company or a Wholly Owned Restricted Subsidiary,

(3)  a disposition of outstanding shares of Capital Stock of a Restricted Subsidiary by the Company or a Restricted Subsidiary to another Person; provided, however, that, in the case of this clause (3), such disposition is effected in compliance with the covenant described under “—Limitation on Asset Sales” and, to the extent applicable, “—Limitation on Restricted Payments,” or

(4)  pledges of Capital Stock of Subsidiaries of the Company that are permitted under the covenant described under “—Limitation on Liens.”

Limitation on Asset Sales.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(a)  the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(b)  at least 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash or Cash Equivalents or the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the new notes or the applicable Subsidiary Guaranty) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to such liabilities; and

(c)  the Company delivers an Officers’ Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

The Net Available Cash from Asset Sales will be applied by the Company or a Restricted Subsidiary within 365 days from the date of the receipt of such Net Available Cash:

(a)  to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt), to Repay Senior Debt of the Company or any Subsidiary Guarantor (excluding, in any such case, any Debt owed to the Company or an Affiliate of the Company); or

(b)  to acquire or reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary).

Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million (taking into account income earned on such Excess Proceeds, if any), the Company will be required to make an offer to purchase (the “Prepayment Offer”) the new notes, which offer shall be in the amount of the Allocable Excess Proceeds, on a pro rata basis according to principal amount with other Senior Debt of the Company or any Subsidiary Guarantor that the Company elects to Repay; provided, however, that in connection with any such Repayment of Senior Debt, the Company or such Restricted Subsidiary will permanently retire such Debt and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. In the event of such an offer, the Company will purchase new notes tendered pursuant to the offer by the Company for the new notes (and such other Senior Debt) at a purchase price of 100% of their principal amount (or, in the event such other Senior Debt was issued with significant original issue discount, 100% of the accreted value thereof), without premium, plus accrued but unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) or, in respect of such other Senior Debt, such lesser price, if any, as may be provided for by the terms of such Senior Debt, in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of new notes have been given the opportunity to tender their new notes for purchase in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for any purpose permitted by the Indenture and the amount of Excess Proceeds will be reset to zero.

The term “Allocable Excess Proceeds” will mean the product of:

(a)  the Excess Proceeds and

(b)  a fraction,

(1)  the numerator of which is the aggregate principal amount of the new notes outstanding on the date of the Prepayment Offer, and

(2)  the denominator of which is the sum of the aggregate principal amount of the new notes outstanding on the date of the Prepayment Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the new notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring the Company to make an offer to purchase such Debt at substantially the same time as the Prepayment Offer.

Within ten business days after the Company is obligated to make a Prepayment Offer as described in the preceding paragraph, the Company will send a written notice, by first-class mail, to the holders of new notes, accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders to make an informed decision with respect to such Prepayment Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of new notes pursuant to the covenant described hereunder.

To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Limitation on Restrictions on Distributions from Restricted Subsidiaries.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a)  pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary,

(b)  make any loans or advances to the Company or any other Restricted Subsidiary or

(c)  transfer any of its Property to the Company or any other Restricted Subsidiary.

The foregoing limitations will not apply:

(1)  with respect to clauses (a), (b) and (c), to restrictions:

(A)  in effect on the Issue Date,

(B)  relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company, or

(C)  that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A) or (B) above or in clause (2)(A) or (B) below or pursuant to any Credit Facilities, provided that any such restriction is not materially less favorable to the holders of new notes than those under the agreement evidencing the Debt so Refinanced or, in the case of any Credit Facilities, than those under the Credit Facility, or

(D)  relating to Debt that is Incurred pursuant to clause (c) of the second paragraph of the covenant described under “—Limitation of Debt,” and

(2)  with respect to clause (c) only, to restrictions:

(A)  relating to Debt that is permitted to be Incurred and secured without also securing the new notes or the applicable Subsidiary Guaranty pursuant to the covenants described under “—Limitation on Debt” and “—Limitation on Liens” that limit the right of the debtor to dispose of the Property securing such Debt,

(B)  encumbering Property at the time such Property was acquired by the Company or any Restricted Subsidiary, so long as any such restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition,

(C)  resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder,

(D)  customarily contained in asset sale agreements limiting the transfer of such Property pending the closing of such sale,

(E)  customarily contained in Debt instruments limiting the sale of all or substantially all of the assets of the obligor, provided that such Debt is permitted to be Incurred pursuant to the covenant described under “—Limitation on Debt,” or

(F)  customarily contained in agreements governing Permitted Business Investments entered into in good faith.

Limitation on Transactions with Affiliates.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”), unless:

(a)  the terms of such Affiliate Transaction are:

(1)  set forth in writing,

(2)  in the best interest of the Company or such Restricted Subsidiary, as the case may be, in each case as determined in good faith by an uninterested executive officer of the Company, and

(3)  no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company, with compliance as to the foregoing requirements being set forth in an Officers’ Certificate delivered to the Trustee,

(b)  if such Affiliate Transaction involves aggregate payments or value in excess of $2.5 million, the Board of Directors (including a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clauses (a)(2) and (3) of this paragraph as evidenced by a Board Resolution promptly delivered to the Trustee, and

(c)  if such Affiliate Transaction involves aggregate payments or value in excess of $20.0 million, the Company obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company and the Restricted Subsidiaries taken as a whole.

Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following:

(a)  any transaction or series of transactions between (i) the Company and one or more Restricted Subsidiaries that are not Subsidiary Guarantors in the ordinary course of business or between two or more Restricted Subsidiaries that are not Subsidiary Guarantors, and (ii) the Company and one or more Subsidiary Guarantors or between two or more Subsidiary Guarantors;

(b)  any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments” or any Permitted Investment;

(c)  any transaction pursuant to an Existing Affiliate Agreement;

(d)  the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of the Restricted Subsidiaries, so long as the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation to be fair consideration therefor;

(e)  loans and advances to employees made in the ordinary course of business and consistent with the past practices of the Company or such Restricted Subsidiary, as the case may be; and

(f)  indemnification agreements with the officers, directors and employees of the Company and its Restricted Subsidiaries permitted or required by law or statutory provisions and approved by the Board of Directors.

Limitation on Sale and Leaseback Transactions.    The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Property unless the Company or such Restricted Subsidiary would be entitled to:

(a)  Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described under “—Limitation on Debt,” and

(b)  create a Lien on such Property securing such Attributable Debt without also securing the new notes or the applicable Subsidiary Guaranty pursuant to the covenant described under “—Limitation on Liens.”

Designation of Restricted and Unrestricted Subsidiaries.    The Board of Directors may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if the Company or a Restricted Subsidiary, as the case may be, is permitted to make such Investment in such Subsidiary and if such Subsidiary:

(a)  does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any Restricted Subsidiary;

(b)  has no Debt other than Non-Recourse Debt, provided, however, that the Company or a Restricted Subsidiary may loan, advance or extend credit to, or Guarantee the Debt of, an Unrestricted Subsidiary at any time at or after such Subsidiary is designated as an Unrestricted Subsidiary in accordance with the covenant described under “—Limitation on Restricted Payments;”

(c)  is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time in a comparable arm’s length transaction from Persons who are not Affiliates of the Company;

(d)  is a Person with respect to which neither the Company nor any Restricted Subsidiaries has any direct or indirect obligation (1) to subscribe for additional Capital Stock or (2) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(e)  has not Guaranteed or otherwise directly or indirectly provided credit support for any Debt of the Company or any Restricted Subsidiaries.

(f)  has at least one director on its board of directors that is not a director or executive officer of the Company or any Restricted Subsidiaries.

The Board of Directors may also designate a Subsidiary of the Company to be an Unrestricted Subsidiary if (i) the Subsidiary to be so designated has total assets of $5,000 or less, and (ii) the Subsidiary also meets the requirements of clauses (a) through (e) above.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the second immediately following paragraph will not be satisfied after giving pro forma effect to such classification or if such Person is a Subsidiary of an Unrestricted Subsidiary.

Except as provided in the first sentence of the preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary, and neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary). Upon designation of a Restricted Subsidiary as an Unrestricted Subsidiary in compliance with this covenant, such Restricted Subsidiary shall, by execution and delivery of a supplemental indenture in form satisfactory to the Trustee, be released from any Subsidiary Guaranty previously made by such Restricted Subsidiary.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

(a)  the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on Debt,” and

(b)  no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a Board Resolution giving effect to such designation or redesignation and an Officers’ Certificate that:

(a)  certifies that such designation or redesignation complies with the foregoing provisions, and

(b)  gives the effective date of such designation or redesignation,

such filing with the Trustee to occur within 45 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company’s fiscal year, within 90 days after the end of such fiscal year).

Future Subsidiary Guarantors.    The Company will cause (a) any Person that becomes a Domestic Restricted Subsidiary following the Issue Date to execute and deliver to the Trustee a Subsidiary Guaranty at the time such Person becomes a Domestic Restricted Subsidiary and (b) any Foreign Restricted Subsidiary that Guarantees any Debt of the Company or of any Domestic Restricted Subsidiary following the Issue Date to execute and deliver to the Trustee a Subsidiary Guaranty at the time of such Guarantee.

Merger, Consolidation and Sale of Property

The Company will not merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a)  the Company will be the surviving Person (the “Surviving Person”) or the Surviving Person (if other than the Company) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b)  the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the new notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company;

(c)  in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of the Company, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(d)  immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(e)  immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Debt”; and

(f)  the Company will deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

The Company will not permit any Subsidiary Guarantor to merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company or a Subsidiary Guarantor) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a)  the Surviving Person (if not such Subsidiary Guarantor) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b)  the Surviving Person (if other than such Subsidiary Guarantor) expressly assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual performance and observance of all the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty;

(c)  in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of such Subsidiary Guarantor, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(d)  immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person, the Company or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person, the Company or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(e)  immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Debt;” and

(f)  the Company will deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and such Subsidiary Guaranty, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

The foregoing provisions (other than clause (d)) shall not apply to any transactions which constitute an Asset Sale if the Company has complied with the covenant described under “—Certain Covenants—Limitation on Asset Sales.”

The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture (or of the Subsidiary Guarantor under the Subsidiary Guaranty, as the case may be), provided that the predecessor Company in the case of:

(a)  a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all the assets of the Company as an entirety or virtually as an entirety), or

(b)  a lease,

shall not be released from any of the obligations or covenants under the Indenture, including with respect to the payment of the new notes.

Payments for Consent

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any new notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the new notes unless such consideration is offered to be paid or is paid to all holders of the new notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission and provide the Trustee and holders of new notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company will not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings.

Events of Default

Events of Default in respect of the new notes include:

(1)  failure to make the payment of any interest on the new notes when the same becomes due and payable, and such failure continues for a period of 30 days;

(2)  failure to make the payment of any principal of, or premium, if any, on, any of the new notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3)  failure to comply with the covenant described under “—Merger, Consolidation and Sale of Property”;

(4)  failure to comply with any other covenant or agreement in the new notes or in the Indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)) and such failure continues for 30 days after written notice is given to the Company as provided below;

(5)  a default under any Debt by the Company or any Restricted Subsidiary that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount greater than $10.0 million or its foreign currency equivalent at the time (the “cross acceleration provisions”);

(6)  any judgment or judgments for the payment of money in an aggregate amount in excess of $10.0 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Restricted Subsidiary and that shall not be waived, satisfied or discharged (including acknowledged by a third party insurer to be its exclusive liability) for any period of 60 consecutive days during which a stay of enforcement shall not be in effect (the “judgment default provisions”);

(7)  certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary or any group of Subsidiaries of the Company that, when taken together, would constitute a Significant Subsidiary (the “bankruptcy provisions”); and

(8)  any Subsidiary Guaranty of a Significant Subsidiary ceases, or the Subsidiary Guarantees of any group of Subsidiary Guarantors that, when taken together, would constitute a Significant Subsidiary cease, to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guaranty, or any group of Subsidiary Guarantors that, when taken together, would constitute a Significant Subsidiary, deny or disaffirm their obligations under their Subsidiary Guarantees (the “guaranty provisions”).

A Default under clause (4) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount of the new notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

The Company will deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event that with the giving of notice and the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

If an Event of Default with respect to the new notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the new notes then outstanding may declare to be immediately due and payable by written notice to the Company (and to the Trustee if given by the holders of the new notes) the principal amount of all the new notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company will occur, such amount with respect to all the new notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the new notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of at least a majority in aggregate principal amount of the new notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the new notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of at least a majority in aggregate principal amount of the new notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the new notes.

No holder of new notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a)  such holder has previously given to the Trustee written notice of a continuing Event of Default,

(b)  the registered holders of at least 25% in aggregate principal amount of the new notes then outstanding have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee,

(c)  the Trustee shall have failed to institute such proceeding within 60 days, and

(d)  the Trustee shall not have received from the registered holders of at least a majority in aggregate principal amount of the new notes then outstanding a direction inconsistent with such request within such 60-day period.

However, such limitations do not apply to a suit instituted by a holder of any new note for enforcement of payment of the principal of, and premium, if any, or interest on, such note on or after the respective due dates expressed in such note.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the new notes may be amended with the consent of the registered holders of at least a majority in aggregate principal amount of the new notes then outstanding

(including consents obtained in connection with a tender offer or exchange offer for the new notes) and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding new note) with the consent of the registered holders of at least a majority in aggregate principal amount of the new notes then outstanding. However, without the consent of each holder of an outstanding new note, no amendment may, among other things,

(1)  reduce the amount of new notes whose holders must consent to an amendment or waiver,

(2)  reduce the rate of or extend the time for payment of interest on any new note,

(3)  reduce the principal of or extend the Stated Maturity of any new note,

(4)  make any new note payable in money other than that stated in the new note,

(5)  impair the right of any holder of the new notes to receive payment of principal of and interest on such holder’s new notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s new notes or any Subsidiary Guaranty,

(6)  subordinate the new notes or any Subsidiary Guaranty to any other obligation of the Company or the applicable Subsidiary Guarantor,

(7)  reduce the premium payable upon the redemption of any new note or change the time at which any new note may be redeemed, as described under “—Optional Redemption,”

(8)  reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the new notes must be repurchased pursuant to such Change of Control Offer,

(9)  release any security interest that may have been granted in favor of the holders of the new notes other than pursuant to the terms of such security interest;

(10)  at any time after the Company is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, change the time at which such Prepayment Offer must be made or at which the new notes must be repurchased pursuant thereto, or

(11)  make any change in any Subsidiary Guaranty that would adversely affect the holders of the new notes.

Without the consent of any holder of the new notes, the Company and the Trustee may amend the Indenture to:

(1)  cure any ambiguity, omission, defect or inconsistency,

(2)  provide for the assumption by a Surviving Person of the obligations of the Company under the Indenture,

(3)  provide for uncertificated new notes in addition to or in place of certificated new notes (provided that the uncertificated new notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated new notes are described in Section 163(f)(2)(B) of the Code),

(4)  add additional Guarantees with respect to the new notes or to release Subsidiary Guarantors from Subsidiary Guarantees as provided by the terms of the Indenture,

(5)  secure the new notes, to add to the covenants of the Company for the benefit of the holders of the new notes or to surrender any right or power conferred upon the Company,

(6)  make any change that does not adversely affect the rights of any holder of the new notes,

(7)  comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act, or

(8)  provide for the issuance of Additional Notes in accordance with the Indenture.

The consent of the holders of the new notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, the Company is required to mail to each registered holder of the new notes at such holder’s address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the new notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

The Company at any time may terminate all its obligations together with all the obligations of its Restricted Subsidiaries under the new notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the new notes, to replace mutilated, destroyed, lost or stolen new notes and to maintain a registrar and paying agent in respect of the new notes. The Company at any time may terminate:

(1)  its obligations under the covenants described under “—Repurchase at the Option of Holders Upon a Change of Control” and “—Certain Covenants,”

(2)  the operation of the cross acceleration provisions, the judgment default provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the guaranty provisions described under “—Events of Default” above, and

(3)  the limitations contained in clauses (e) and (f) under the first paragraph of, and under the second paragraph of, “—Merger, Consolidation and Sale of Property” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the new notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the new notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under “—Certain Covenants”), (5), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “—Events of Default” above or because of the failure of the Company to comply with clause (e) under the first paragraph of, or with the second paragraph of, “—Merger, Consolidation and Sale of Property” above. If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty.

The legal defeasance option or the covenant defeasance option may be exercised only if:

(a)  the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of, premium, if any, and interest on the new notes to maturity or redemption, as the case may be;

(b)  the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal, premium, if any and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the new notes to maturity or redemption, as the case may be;

(c)  91 days pass after the deposit is made and during the 91-day period no Default described in clause (7) under “—Events of Default” occurs with respect to the Company or any other Person making such deposit which is continuing at the end of the period;

(d)  no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(e)  such deposit does not constitute a default under any other agreement or instrument binding on the Company;

(f)  the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g)  in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that:

(1)  the Company has received from the Internal Revenue Service a ruling, or

(2)  since the date of the Indenture there has been a change in the applicable Federal income tax law, to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the new notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance has not occurred;

(h)  in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the holders of the new notes will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(i)  the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the new notes have been complied with as required by the Indenture.

Governing Law

The Indenture and the new notes are governed by the internal laws of the State of New York without reference to principles of conflicts of law.

The Trustee

The Bank of New York is the Trustee under the Indenture.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

“Acquired Debt” means Debt of a Person outstanding on the date on which such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

“Additional Assets” means:

(a)  any Property (other than cash, Cash Equivalents and securities) to be owned by the Company or any Restricted Subsidiary and used in a Permitted Business; or

(b)  Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; provided, however, that, in the case of clause (b), such Restricted Subsidiary is primarily engaged in a Permitted Business.

“Affiliate” of any specified Person means:

(a)  any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b)  any other Person who is a director or officer of:

(1)  such specified Person,

(2)  any Subsidiary of such specified Person, or

(3)  any Person described in clause (a) above.

For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Certain Covenants—Limitation on Transactions with Affiliates” and “—Limitation on Asset Sales” and the definition of “Additional Assets” only, “Affiliate” shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Asset Sale” means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a)  any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares), or

(b)  any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

other than, in the case of clause (a) or (b) above,

(1)  any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary,

(2)  any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payments,”

(3)  any disposition effected in compliance with the first paragraph of the covenant described under “—Merger, Consolidation and Sale of Property”); and

(4)  any transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.5 million; and

(5)  any disposition of cash or Cash Equivalents.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at any date of determination,

(a)  if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of “Capital Lease Obligation,” and

(b)  in all other instances, the present value (discounted at the interest rate borne by the new notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a)  the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(b)  the sum of all such payments.

“Board of Directors” means the board of directors of the Company or any duly authorized committee thereof.

“Capital Lease Obligation” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any Debt security convertible or exchangeable into such equity interest.

“Capital Stock Sale Proceeds” means the aggregate net cash proceeds received by the Company from the issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock) after the Issue Date (including cash proceeds received by the Company from the sale of Property received by the Company as consideration from the issuance or sale of its Capital Stock and converted into cash within 180 days from the date of such issuance or sale), net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Cash Equivalents” means any of the following:

(a)  Investments in U.S. Government Obligations maturing within 365 days of the date of acquisition thereof;

(b)  Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500 million and whose long-term debt is rated “A-3” or “A-” or higher according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act));

(c)  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

(1)  a bank meeting the qualifications described in clause (b) above, or

(2)  any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

(d)  Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)); and

(e)  direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such state is pledged and which are not callable or redeemable at the issuer’s option, provided that:

(1)  the long-term debt of such state is rated “A-3” or “A-” or higher according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), and

(2)  such obligations mature within 180 days of the date of acquisition thereof.

“Change of Control” means the occurrence of any of the following events:

(a)  if any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (for purposes of this clause (a), such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the “parent corporation”) so long as such person or group beneficially owns, directly or indirectly, in the aggregate at least a majority of the total voting power of the Voting Stock of such parent corporation); or

(b)  the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary or one of more Permitted Holders) shall have occurred, or the Company merges, consolidates or amalgamates with or into any other Person (other than one or more Permitted Holders) or any other Person (other than one or more Permitted Holders) merges, consolidates or amalgamates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

(1)  the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the Surviving Person, and

(2)  the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the Surviving Person immediately after such transaction and in substantially the same proportion as before the transaction; or

(c)  during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of not less than a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office; or

(d)  the stockholders of the Company will have approved any plan of liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission, or any successor thereto.

“Consolidated Interest Coverage Ratio” means, as of any date of determination, the ratio of:

(a)  the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters for which financial statements are publicly available to

(b)  Consolidated Interest Expense for such four fiscal quarters;

provided, however, that:

(1)  if

(A)  since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt, or

(B)  the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence or Repayment of Debt,

Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such period, provided that, in the event of any such Repayment of Debt, EBITDA for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

(2)  if

(A)  since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

(B)  the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Asset Sale, Investment or acquisition, or

(C)  since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made such an Asset Sale, Investment or acquisition, then EBITDA for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition had occurred on the first day of such period.

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company will be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries,

(a)  interest expense attributable to Capital Lease Obligations,

(b)  amortization of Debt discount and Debt issuance cost, including commitment fees,

(c)  capitalized interest,

(d)  non-cash interest expense,

(e)  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing,

(f)  net costs associated with Hedging Obligations (including amortization of fees),

(g)  Disqualified Stock Dividends,

(h)  Preferred Stock Dividends,

(i)  interest Incurred in connection with Investments in discontinued operations,

(j)  interest accruing on any Debt of any other Person to the extent such Debt is Guaranteed by the Company or any Restricted Subsidiary, and

(k)  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Debt Incurred by such plan or trust.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(a)  any net income (loss) of any Person (other than the Company) that is not a Restricted Subsidiary, except that:

(1)  subject to the exclusion contained in clause (d) below, the equity of the Company and its consolidated Restricted Subsidiaries in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (c) below), and

(2)  the equity of the Company and its consolidated Restricted Subsidiaries in a net loss of any such Person other than an Unrestricted Subsidiary for such period shall be included in determining such Consolidated Net Income to the extent that any such loss is funded with cash of the Company or a Restricted Subsidiary,

(b)  for purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, any net income (loss) of any Person acquired by the Company or any of its consolidated Restricted Subsidiaries in a pooling of interests transaction for any period prior to the date of such acquisition,

(c)  any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that:

(1)  subject to the exclusion contained in clause (d) below, the equity of the Company and its consolidated Restricted Subsidiaries in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause), and

(2)  the equity of the Company and its consolidated Restricted Subsidiaries in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

(d)  any gain (but not loss) realized upon the sale or other disposition of any Property of the Company or any of its consolidated Restricted Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

(e)  any extraordinary gain or loss,

(f)  the cumulative effect of a change in accounting principles and

(g)  any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary, provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock).

Notwithstanding the foregoing, for purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) of the first paragraph thereof.

“Consolidated Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries as the total assets (less accumulated depreciation, depletion and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of the Company and its Restricted Subsidiaries, after deducting therefrom, to the extent otherwise included, the amounts of (without duplication):

(a)  the excess of cost over fair market value of assets or businesses acquired;

(b)  any revaluation or other write-up in book value of assets subsequent to the last day of the fiscal quarter of the Company immediately preceding the Issue Date as a result of a change in the method of valuation in accordance with GAAP;

(c)  unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(d)  minority interests in consolidated Subsidiaries held by Persons other than the Company or any Restricted Subsidiary;

(e)  treasury stock;

(f)  cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock; and

(g)  Investments in and assets of Unrestricted Subsidiaries.

“Credit Facility” means the Second Amended and Restated Credit Agreement, to be entered into on or about the Issue Date, by and among the Company, Aviall Services, Inc., the lenders and issuers party thereto, Citicorp USA, Inc., as administrative agent, General Electric Capital Corporation, as syndication agent and co-arranger, Wachovia Bank, N.A., as documentation agent, and Citigroup Global Markets Inc. (formerly Salomon Smith Barney Inc.), as sole book manager and sole lead arranger, as amended.

“Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more Debt or credit facilities with banks or other lenders (including the Credit Facility) providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade or standby letters of credit, in each case as any such facility may be revised, restructured or Refinanced from time to time, including to extend the maturity thereof, to increase the amount of commitments thereunder (provided that any such increase is permitted under the covenant described under “—Limitation on Debt”), or to add Restricted Subsidiaries as additional borrowers or guarantors thereunder, whether by the same or any other agent, lender or group of lenders or investors and whether such revision, restructuring or Refinancing is under one or more Debt facilities or commercial paper facilities, indentures or other agreements, in each case with banks or other institutional lenders or trustees or investors providing for revolving credit loans, term loans, notes or letters or credit, together with related documents thereto (including, without limitation, any guaranty agreements and security documents).

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Debt” means, with respect to any Person on any date of determination (without duplication):

(a)  the principal of and premium (if any) in respect of:

(1)  debt of such Person for money borrowed, and

(2)  debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b)  all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

(c)  all obligations of such Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and payables to suppliers relating to purchases of inventory arising in the ordinary course of business and not required to be reflected as debt under GAAP);

(d)  all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(e)  the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(f)  all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g)  all obligations of the type referred to in clauses (a) through (f) above of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property and the amount of the obligation so secured; and

(h)  to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt of any Person at any date shall be the outstanding balance, or the accreted value of such Debt in the case of Debt issued with original issue discount, at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1)  zero if such Hedging Obligation has been Incurred pursuant to clause (f) or (g) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Debt,” or

(2)  the notional amount of such Hedging Obligation if not Incurred pursuant to such clauses.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a)  matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(b)  is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

(c)  is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock,

on or prior to, in the case of clause (a), (b) or (c), the date that is 91 days after the Stated Maturity of the new notes.

“Disqualified Stock Dividends” means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary other than (a) a Foreign Restricted Subsidiary or (b) a Subsidiary of a Foreign Restricted Subsidiary.

“EBITDA” means, for any period, an amount equal to, for the Company and its consolidated Restricted Subsidiaries:

(a)  the sum of Consolidated Net Income for such period, plus the following to the extent reducing Consolidated Net Income for such period (without duplication):

(1)  the provision for taxes based on income or profits or utilized in computing net loss,

(2)  Consolidated Interest Expense,

(3)  depreciation and depletion,

(4)  amortization of intangibles and acquisition costs, and

(5)  any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period), minus

(b)  all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

Notwithstanding the foregoing clause (a), the provision for taxes and the depreciation, depletion, amortization and non-cash items of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Equity Offering” means an offering of Capital Stock of the Company (but excluding any Disqualified Stock).

“Event of Default” has the meaning set forth under “—Events of Default.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Affiliate Agreement” means each agreement listed on a schedule to the Indenture, as in effect on the Issue Date, and, in each case, any amendment thereto so long as any such amendment is no less favorable to the Company or any of its Restricted Subsidiaries, as the case may be, in any material respect than the original agreement as in effect on the Issue Date.

“Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s-length free market transaction between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided,

(a)  if such Property has a Fair Market Value equal to or less than $10.0 million, by any Officer of the Company, or

(b)  if such Property has a Fair Market Value in excess of $10.0 million, as determined in good faith by at least a majority of the Board of Directors and evidenced by a Board Resolution, dated within 60 days of the relevant transaction, delivered to the Trustee.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary which is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means United States generally accepted accounting principles as in effect on the Issue Date, including those set forth:

(a)  in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(b)  in the statements and pronouncements of the Financial Accounting Standards Board,

(c)  in such other statements by such other entity as approved by a significant segment of the accounting profession, and

(d)  the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a)  to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(b)  entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include:

(1)  endorsements for collection or deposit in the ordinary course of business, or

(2)  a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (b) of the definition of “Permitted Investment.”

The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Hedging Obligation” of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement or any other similar agreement or arrangement.

“holder” means a Person in whose name a new note is registered in the Security Register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with the covenant described under “—Certain Covenants—Limitation on Debt,” accrual of interest, amortization or accretion of Debt discount and the payment of interest or dividends in the form of additional Debt shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount, the amount of such Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

“Independent Financial Advisor” means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate of the Company.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

“Investment” by any Person means any direct or indirect loan (other than advances to customers and suppliers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenants described under “—Certain Covenants—Limitation on Restricted Payments,” “—Designation of Restricted and Unrestricted Subsidiaries” and the definition of “Restricted Payment,” “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary;

provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary of an amount (if positive) equal to:

(a)  the Company’s “Investment” in such Subsidiary at the time of such redesignation, less

(b)  the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

“Issue Date” means the date on which the new notes are initially issued.

“Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a)  all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale,

(b)  all payments made on or in respect of any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale,

(c)  all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, and

(d)  the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

“Non-Recourse Debt” means Debt:

(a)  as to which neither the Company nor any of its Restricted Subsidiaries (A) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Debt), (B) is directly or indirectly liable as a Guarantor or otherwise, or (C) constitutes the lender;

(b)  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Debt (other than the new notes or any Guarantee permitted by the proviso to the preceding clause (1)) of the Company or any Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity, and

(c)  as to which the lenders have been notified in writing that they will not have any recourse to the stock or other Property of the Company or any Restricted Subsidiaries, except for Debt that has been Guaranteed as permitted by the proviso to the preceding clause (1).

“Officer” means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President of the Company.

“Officers’ Certificate” means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Business” means any business that is directly or indirectly related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

“Permitted Business Investment” means any Investment in a Person that is, directly or indirectly, engaged principally in a Permitted Business, and the Capital Stock (or securities convertible into Capital Stock) of which is owned by the Company or any of its Restricted Subsidiaries and one or more Persons other than the Company or any Affiliate of the Company.

“Permitted Holders” means Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle High Yield Partners, L.P., Carlyle—Aviall Partners II, L.P. and each of their respective Affiliates at any time.

“Permitted Investment” means any Investment by the Company or a Restricted Subsidiary:

(a)  in the Company, any Restricted Subsidiary or any Person that will, upon the making of such Investment, become a Restricted Subsidiary, provided that the primary business of such Restricted Subsidiary is a Permitted Business;

(b)  in any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary, provided that such Person’s primary business is a Permitted Business;

(c)  in cash or Cash Equivalents;

(d)  consisting of receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

(e)  consisting of payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(f)  consisting of loans and advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, as the case may be;

(g)  consisting of stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments;

(h)  the consideration for which consists solely of Capital Stock (other than Disqualified Stock) of the Company;

(i)  in Permitted Business Investments that, when made and when taken together with the aggregate amount of Permitted Business Investments outstanding at the time of any Permitted Business Investment, do not exceed 10% of Consolidated Tangible Assets; provided that, solely for purposes of this clause (i), the aggregate amount of such Investments shall be the amount of cash or other assets paid or contributed by the Company or a Restricted Subsidiary at the time of any such Investment, less the net reduction in such Investments resulting from dividends and other distributions paid to the Company or such Restricted Subsidiary with respect to such Investments; provided further, that, for purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, any such dividends or other distributions shall be excluded from clause (a) of the definition of Consolidated Net Income and shall be excluded from the calculation pursuant to clause (c)(4)(a) of the first paragraph of the covenant described under “—Certain Covenants—Limitations on Restricted Payments”;

(j)  consisting of licenses or leases of intellectual property and other assets, in each case in the ordinary course of business;

(k)  pursuant to any Hedging Obligation that is permitted to be Incurred under the covenant described under “Certain Covenants—Limitation on Debt;”

(l)  in connection with (i) Asset Sales permitted under the covenant described under “Certain Covenants—Limitation on Sales of Assets” to the extent such Investments represent the non-cash portion of consideration of any such Asset Sale or (ii) sales or other dispositions of property or assets not constituting an Asset Sale; and

(m)  not otherwise described in clauses (a) through (l) above for Fair Market Value that do not exceed $15.0 million in the aggregate outstanding at any one time.

“Permitted Liens” means:

(a)  Liens to secure Debt permitted to be Incurred under clauses (b) and (c) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Debt;”

(b)  Liens to secure Debt permitted to be Incurred under clause (d) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Debt,” provided that any such Lien may not extend to any Property of the Company or any Restricted Subsidiary, other than the Property acquired, constructed or leased with the proceeds of such Debt and any improvements or accessions to such Property;

(c)  Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(d)  Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(e)  Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(f)  Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted

Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any Restricted Subsidiary; provided further, however,  that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary;

(g)  Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any other Restricted Subsidiary that is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Restricted Subsidiary;

(h)  pledges or deposits by the Company or any Restricted Subsidiary under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(i)  utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(j)  Liens existing on the Issue Date not otherwise described in clauses (a) through (i) above;

(k)  Liens arising by operation of law in connection with judgments that are being contested by the Company and that do not constitute an Event of Default;

(l)  Liens on the Property of the Company or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (b), (f), (g) or (j) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(1)  the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (b), (f), (g), or (j) above, as the case may be, at the time the original Lien became a Permitted Lien under the Indenture, and

(2)  an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or such Restricted Subsidiary in connection with such Refinancing;

(m)  Liens arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities;

(n)  Liens, security interests, encumbrances or any other matters of record that have been placed by any third party on property over which the Company or any Restricted Subsidiary has easements rights or on any leased property and subordination or similar agreements relating thereto;

(o)  Liens securing Debt under any Hedging Obligation that is permitted to be Incurred under the covenant described under “Certain Covenants—Limitation on Debt;” and

(p)  Liens incurred by the Company or any Restricted Subsidiary not otherwise described in clauses (a) through (o) above with respect obligations that do not exceed $15.0 million in the aggregate at any time outstanding.

“Permitted Refinancing Debt” means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a)  such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1)  the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced, and

(2)  an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing,

(b)  the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced,

(c)  the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced, and

(d)  the new Debt shall not be senior in right of payment to the Debt that is being Refinanced;

provided, however,  that Permitted Refinancing Debt shall not include:

(x)  Debt of a Subsidiary that is not a Subsidiary Guarantor that Refinances Debt of the Company or a Subsidiary Guarantor, or

(y)  Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

“Preferred Stock Dividends” means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, as interpreted in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, or otherwise a calculation made in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, as the case may be.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

“Purchase Money Debt” means Debt:

(a)  consisting of the deferred purchase price of Property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed, and

(b)  Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of such Property, including additions and improvements thereto;

provided, however,  that such Debt is Incurred within 180 days after the acquisition, construction or lease of such Property by the Company or such Restricted Subsidiary.

“Refinance” means, in respect of any Debt, to refinance, extend, renew, refund, Repay, or to issue other Debt, in exchange or replacement for, such Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

“Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt, including through open-market purchases. “Repayment” and “Repaid” shall have correlative meanings. For purposes of the covenant described under “—Certain Covenants—Limitation on Asset Sales” and the definition of “Consolidated Interest Coverage Ratio,” Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

“Restricted Payment” means:

(a)  any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for any dividend or distribution that is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other stockholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

(b)  the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary and other than for or into Capital Stock of the Company that is not Disqualified Stock);

(c)  the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); or

(d)  any Investment (other than Permitted Investments) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such Property to another Person and the Company or a Restricted Subsidiary leases it from such Person.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Debt” of the Company means:

(a)  all obligations consisting of the principal, premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent post-filing interest is allowed in such proceeding) in respect of:

(1)  Debt of the Company for borrowed money, and

(2)  Debt of the Company evidenced by notes, debentures, bonds or other similar instruments permitted under the Indenture for the payment of which the Company is responsible or liable;

(b)  all Capital Lease Obligations of the Company and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by the Company;

(c)  all obligations of the Company

(1)  for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction,

(2)  under Hedging Obligations, or

(3)  issued or assumed as the deferred purchase price of Property and all conditional sale obligations of the Company and all obligations under any title retention agreement permitted under the Indenture; and

(d)  all obligations of other Persons of the type referred to in clauses (a), (b) and (c) for the payment of which the Company is responsible or liable as Guarantor;

provided, however, that Senior Debt shall not include:

(A)  Debt of the Company that is by its terms subordinate in right of payment to the new notes, including any Subordinated Obligations;

(B)  any Debt Incurred in violation of the provisions of the Indenture;

(C)  accounts payable or any other obligations of the Company to trade creditors created or assumed by the Company in the ordinary course of business in connection with the obtaining of materials or services (including Guarantees thereof or instruments evidencing such liabilities);

(D)  any liability for Federal, state, local or other taxes owed or owing by the Company;

(E)  any obligation of the Company to any Subsidiary; or

(F)  any obligations with respect to any Capital Stock of the Company.

“Senior Debt” of any Subsidiary Guarantor has a correlative meaning.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means any Debt of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the new notes or the applicable Subsidiary Guaranty pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a)  such Person,

(b)  such Person and one or more Subsidiaries of such Person, or

(c)  one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each of Inventory Locator Service-UK, Inc., Aviall Services, Inc., Aviall Product Repair Services, Inc., Aviall Japan Limited and Inventory Locator Service, LLC and any other Person that becomes a Subsidiary Guarantor pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors.”

“Subsidiary Guaranty” means a Guarantee on the terms set forth in the Indenture by a Subsidiary Guarantor of the Company’s obligations with respect to the new notes.

“Unrestricted Subsidiary” means:

(a)  any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries” and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

(b)  any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Subsidiaries.

Book-Entry System

The new notes will be initially issued in the form of one or more Global Securities registered in the name of The Depository Trust Company (“DTC”) or its nominee.

Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the new notes represented by such Global Security acquired by such Persons in connection with the exchange offer. Ownership of beneficial interests in a Global Security will be limited to Persons that have accounts with DTC (“participants”) or Persons that may hold interests through participants. Any Person acquiring an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Clearstream Banking, S.A. or Euroclear Bank S.A./N.A., as operator of the Euroclear System. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such Global Security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

Payment of principal of and interest on new notes represented by a Global Security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the new notes represented thereby for all purposes under the Indenture. The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Security is exchangeable for certificated new notes only if:

(a)  DTC notifies the Company that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

(b)  the Company in its discretion at any time determines not to have all the new notes represented by such Global Security; or

(c)  there shall have occurred and be continuing a Default or an Event of Default with respect to the new notes represented by such Global Security.

Any Global Security that is exchangeable for certificated new notes pursuant to the preceding sentence will be exchanged for certificated new notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated new notes,

(a)  certificated new notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof;

(b)  payment of principal of, and premium, if any, and interest on, the certificated new notes will be payable, and the transfer of the certificated new notes will be registrable, at the office or agency of the Company maintained for such purposes; and

(c)  no service charge will be made for any registration of transfer or exchange of the certificated new notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by such Global Security for all purposes under the Indenture and the new notes. Except as set forth above, owners of beneficial interests in a Global Security will not be entitled to have the new notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated new notes in definitive form and will not be considered to be the owners or holders of any new notes under such Global Security. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or the initial purchasers will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes the material U.S. federal income tax consequences expected to result to persons who exchange their old notes for new notes in the exchange offer. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authorities and administrative rulings and practice. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service with respect to the tax consequences of this exchange offer. We cannot assure you that a court of competent jurisdiction or the Internal Revenue Service will not take a position contrary to the tax consequences discussed below. In addition, there could be future legislative, judicial or administrative changes or interpretations that could alter or modify the statements and conclusions set forth below. Any such changes or interpretations could be retroactive and could affect the tax consequences to holders.

This prospectus does not discuss all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to a holder subject to special tax rules, such as certain financial institutions, insurance companies, securities dealers, non-U.S. persons engaged in a trade or business in the United States or persons who have ceased to be United States citizens or to be taxed as resident aliens. Each holder of old notes is urged to consult its own tax advisor as to the federal tax consequences of exchanging old notes for new notes, including the applicability and effect of any state, local or foreign laws.

The exchange of old notes for new notes will not be treated as a deemed exchange for U.S. federal income tax purposes because the new notes will not be considered to differ materially in kind or extent from the old notes. As a result, the exchange will be treated as a “non-event” for U.S. federal income tax purposes and no material U.S. federal income tax consequences will result to holders exchanging old notes for new notes.

PLAN OF DISTRIBUTION

Except as described below, based on interpretations of the SEC staff set forth in no-action letters issued to third parties, we believe that the new notes issued in exchange for old notes may be offered for resale, resold, and otherwise transferred by a holder without further registration under the Securities Act and without delivering a prospectus in connection with any resale of the new notes, provided that the holder:

•	is acquiring the new notes in the ordinary course of its business;

•	is not engaging nor intends to engage, and has no arrangement or understanding with any person to participate, in the distribution of the new notes; and

•	is not an “affiliate” of Aviall within the meaning of Rule 405 under the Securities Act.

Holders wishing to tender their old notes in the exchange offer must represent to us that these conditions have been met. See “The Exchange Offer—Your Representations to Us.”

We, however, have not sought, and do not intend to seek, our own no-action letter and there can be no assurance that the SEC staff would make a similar determination with respect to our exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on these interpretations by the SEC staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We and the subsidiary guarantors have agreed that, until the earlier of (i) the close of business 180 days after the expiration date of the exchange offer and (ii) the date on which all broker-dealers have sold all new notes held by them, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Until the earlier of (i) the close of business 180 days after the expiration date of the exchange offer and (ii) the date on which all broker-dealers have sold all new notes held by them, we and the subsidiary guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the new notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the new notes covered by this prospectus is being passed upon for us by Haynes and Boone, LLP.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC at that address. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports will be made available free of charge through the Investor Relations section of our Internet website, aviall.com, as soon as practicable after such material is electronically filed with, or furnished to, the SEC.

INCORPORATION BY REFERENCE

We may “incorporate by reference” in this prospectus the information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we subsequently file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated by reference in this prospectus. Any statement so updated or superseded shall not be deemed, except as so updated or superseded, to constitute part of this prospectus.

We incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the exchange offer. In addition, except to the extent such information has been updated or superceded by the information in this prospectus, we incorporate by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Current Report on Form 8-K, dated June 12, 2003, regarding the conversion of all of our outstanding Series D Redeemable Preferred Stock into shares of our common stock;

•	our Current Report on Form 8-K, dated June 13, 2003, regarding our Rule 144A offering of senior notes;

•	our Current Report on Form 8-K, dated June 25, 2003, regarding the pricing of our $200 million senior note offering;

•	our Current Report on Form 8-K, dated June 25, 2003, regarding our forecast of certain operating results for 2003; and

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 13, 2003 and amended on August 21, 2003.

You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in this prospectus and a copy of the indenture, registration rights agreement and other agreements referred to in this prospectus by requesting them in writing or by telephone from us at the following address:

Aviall, Inc.

2750 Regent Boulevard

DFW Airport, Texas 75261

Attention: Shareholder Services

Telephone: (972) 586-1000

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

and Shareholders of Aviall, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Aviall, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. As discussed in Note 10 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Dallas, Texas
February 14, 2003, except as to Notes 20 and 21 which are as of June 30, 2003

AVIALL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except share data)

	Year Ended December 31,
	2002	2001	2000
Net sales	$803,293	506,160	485,920
Cost of sales	646,477	398,821	377,379

Gross profit	156,816	107,339	108,541
Selling and administrative expenses	95,412	87,729	82,042
Unusual (gain) loss	(1,024)	2,810	—

Operating income	62,428	16,800	26,499
Loss on extinguishment of debt	—	1,608	—
Interest expense	22,578	10,291	8,407

Earnings from continuing operations before income taxes	39,850	4,901	18,092
Provision for income taxes	13,199	2,464	7,526

Earnings from continuing operations	26,651	2,437	10,566
Discontinued operations:
Gain on disposal (net of income tax expense of $1,816 in 2002, $193 in 2001 and $572 in 2000)	3,026	322	1,062
Earnings from discontinued operations	3,026	322	1,062

Net earnings	29,677	2,759	11,628
Less deemed dividend from beneficial conversion feature	(20,533)	—	—
Less preferred stock dividends	(4,199)	(113)	—

Net earnings applicable to common shares	$4,945	2,646	11,628

Basic net earnings (loss) per share:
Earnings from continuing operations	$0.08	0.12	0.58
Earnings from discontinued operations	0.11	0.02	0.06

Net earnings	$0.19	0.14	0.64

Weighted average common shares	18,478,102	18,380,975	18,313,401

Diluted net earnings (loss) per share:
Earnings from continuing operations	$0.08	0.12	0.58
Earnings from discontinued operations	0.11	0.02	0.06

Net earnings	$0.19	0.14	0.64

Weighted average common and potentially dilutive common shares	27,565,957	18,718,979	18,337,161

See accompanying notes to consolidated financial statements.

AVIALL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

	Year Ended December 31,
	2002	2001	2000
Net earnings	$29,677	2,759	11,628
Other comprehensive income (loss):
Cumulative effect of change in accounting principle—adoption of SFAS 133 (net of income tax benefit of $165)	—	(262)	—
Fair value adjustment of derivative instruments (net of income tax benefit of $76)	—	(119)	—
Termination of derivative instruments (net of income tax expense of $241)	—	381	—
Minimum pension liability adjustment (net of income tax benefit of $2,464)	(4,107)	—	—

Comprehensive income	$25,570	2,759	11,628

See accompanying notes to consolidated financial statements.

AVIALL, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

	December 31,
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$4,997	2,526
Receivables	95,222	75,134
Inventories	348,027	241,635
Prepaid expenses and other current assets	2,166	2,567
Deferred income taxes	23,266	21,842

Total current assets	473,678	343,704

Property and equipment	32,604	33,460
Goodwill	46,843	46,843
Intangible assets	49,567	44,503
Deferred income taxes	37,013	49,369
Other assets	12,759	15,350

Total assets	$652,464	533,229

Liabilities, Convertible Redeemable Preferred Stock and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$3,207	3,591
Revolving line of credit	140,301	107,706
Accounts payable	114,263	51,090
Accrued expenses	37,736	31,659
Total current liabilities	295,507	194,046

Long-term debt, net of unamortized discount of $9,652 at December 31, 2002	77,899	89,557
Other liabilities	6,086	14,623
Commitments and contingencies	—	—
Convertible redeemable preferred stock (160,000 shares authorized; 49,301 shares and 45,110 shares issued and outstanding at December 31, 2002 and 2001, respectively; $1,000 aggregate liquidation preference per share)	44,370	40,161
Shareholders’ equity:
Common stock ($0.01 par value per share, 80,000 shares authorized; 21,612,380 shares and 20,497,992 shares issued at December 31, 2002 and 2001, respectively)	216	205
Additional paid-in capital	361,377	328,022
Accumulated deficit	(99,726)	(104,671)
Treasury stock, at cost (2,007,887 shares and 2,002,002 shares at December 31, 2002 and 2001, respectively)	(27,789)	(27,749)
Unearned compensation—restricted stock	(1,369)	(965)
Accumulated other comprehensive loss	(4,107)	—

Total shareholders’ equity	228,602	194,842

Total liabilities, convertible redeemable preferred stock and shareholders’ equity	$652,464	533,229

See accompanying notes to consolidated financial statements.

AVIALL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Dollars in thousands, except share data)

	Common Stock		Treasury Stock	Unearned Compensation	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total Share- holders’ Equity
	Shares Outstanding	Amount
At December 31, 1999	18,72,596	$203	(27,733)	(263)	325,971	(118,945)	—	$179,233
Net earnings	—	—	—	—	—	11,628	—	11,628
Restricted stock awards	—	—	—	(672)	672	—	—	—
Compensation expense	—	—	—	371	—	—	—	371
Common stock issued	62,068	1	—	—	434	—	—	435
Treasury stock, at cost	(2,002)	—	(16)	—	—	—	—	(16)
Tax benefit from exercise of stock options	—	—	—	—	23	—	—	23
At December 31, 2000	18,332,662	204	(27,749)	(564)	327,100	(107,317)	—	191,674

Net earnings	—	—	—	—	—	2,759	—	2,759
Restricted stock awards	—	—	—	(838)	838	—	—	—
Compensation expense	—	—	—	437	—	—	—	437
Common stock issued	163,328	1	—	—	84	—	—	85
Preferred stock dividends	—	—	—	—	—	(113)	—	(113)
At December 31, 2001	18,495,990	205	(27,749)	(965)	328,022	(104,671)	—	194,842
Net earnings	—	—	—	—	—	29,677	—	29,677
Minimum pension liability adjustment	—	—	—	—	—	—	(4,107)	(4,107)
Warrants issued	—	—	—	—	11,060	—	—	11,060
Restricted stock awards	(7,963)	—	—	(1,016)	1,016	—	—	—
Compensation expense	—	—	—	612	—	—	—	612
Common stock issued	1,122,351	11	—	—	671	—	—	682
Treasury stock, at cost	(5,885)	—	(40)	—	—	—	—	(40)
Tax benefit from exercise of stock options	—	—	—	—	75	—	—	75
Deemed dividend	—	—	—	—	20,533	(20,533)	—	—
Preferred stock dividends	—	—	—	—	—	(4,199)	—	(4,199)

At December 31, 2002	19,604,493	$216	(27,789)	(1,369)	361,377	(99,726)	(4,107)	$228,602

See accompanying notes to consolidated financial statements.

AVIALL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,
	2002	2001	2000
Operating activities:
Net earnings	$29,677	2,759	11,628
Gain on disposal of discontinued operations	(3,026)	(322)	(1,062)
Unusual items	(1,024)	2,810	—
Depreciation and amortization	17,124	11,630	9,232
Deferred income taxes	12,691	895	5,684
Paid-in-kind interest	739	89	—
Compensation expense on restricted stock awards	612	437	371
Tax benefit from exercise of stock options	75	—	23
Inventory and intangible write-downs	—	6,977	—
Loss on extinguishment of debt	—	1,608	—
Changes in:
Receivables	(20,088)	7,234	(20,643)
Inventories	(106,392)	(112,613)	(26,319)
Accounts payable	36,453	(3,657)	16,314
Accrued expenses	(747)	965	(196)
Other, net	(3,178)	85	(2,644)

Net cash used for operating activities	(37,084)	(81,103)	(7,612)

Investing activities:
Purchase of distribution rights	(10,398)	(24,889)	(5,645)
Capital expenditures	(6,867)	(12,147)	(10,961)
Sales of property, plant and equipment	128	28	25

Net cash used for investing activities	(17,137)	(37,008)	(16,581)

Financing activities:
Net change in revolving credit facility	31,847	54,922	16,004
Cash overdrafts	26,720	(12,285)	15,280
Debt repaid	(2,420)	(34,010)	(6,000)
Issuance of common stock	682	85	435
Debt issue costs paid	(89)	(13,478)	(437)
Debt proceeds	—	80,490	2,407
Issuance of redeemable preferred stock	—	40,051	—
Other	(48)	(3)	(16)

Net cash provided by financing activities	56,692	115,772	27,673

Change in cash and cash equivalents	2,471	(2,339)	3,480
Cash and cash equivalents, beginning of year	2,526	4,865	1,385

Cash and cash equivalents, end of year	$4,997	2,526	4,865

Cash paid for interest and income taxes:
Interest	$17,826	9,433	7,686
Income taxes	$639	1,954	2,341
Noncash investing and financing activities:
Dividends on redeemable preferred stock	$24,724	110	—
Issuance of warrants	$11,060	—	—
Capital lease obligations for property and equipment	$—	9,031	—

See accompanying notes to consolidated financial statements.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BACKGROUND AND ORGANIZATION

Aviall, Inc., or Aviall, is the largest independent global provider to the aerospace aftermarket of new aviation parts and related supply-chain management services through its subsidiary, Aviall Services, Inc., or Aviall Services. Aviall also provides information and facilitates commerce for the aviation and marine industries and the United States, or U.S., and international government procurement market through its global electronic marketplaces operated by Inventory Locator Service, LLC, or ILS. We report Aviall Services and ILS as separate operating segments (see Note 18—Segments and Related Information).

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation.    The accompanying consolidated financial statements include the accounts of Aviall and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting Estimates.    The process of preparing financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. These estimates and assumptions are based upon the best information available at the time of the estimates or assumptions and could change materially as conditions within and beyond our control change. Accordingly, actual amounts could differ materially from those estimates. The most significant estimates that we make include the allowance for doubtful accounts, reserves for excess and obsolete inventories, deferred tax asset valuation allowances, environmental reserves, pension and postretirement benefit obligations and valuation of goodwill and distribution rights. Changes in estimates are recorded in the period of change.

Revenue Recognition.    Revenue from the sale of parts, components and supplies and the repair of parts is recognized based on shipping terms with our customers. Revenue from information services and point-of-purchase subscription fees is recognized as services are rendered. Revenue from pay-in-advance subscription fees is deferred and recognized as services are rendered. Shipping and handling costs billed to customers are recognized as revenue.

Cash and Cash Equivalents.    We consider all highly liquid, interest-bearing instruments with an original maturity of three months or less to be cash equivalents. We reclassify cash overdrafts to accounts payable. Cash overdrafts included in accounts payable were $34.2 million and $7.5 million at December 31, 2002 and 2001, respectively.

Allowance for Doubtful Accounts.    An allowance for doubtful accounts receivable is established based on our estimates of the amount of uncollectible accounts receivable on a customer-by-customer basis. We determine the required allowance using information such as customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. The estimates can be affected by changes in the aviation industry, customer credit issues or customer bankruptcies.

Inventories.    We value our inventory of aerospace parts at the lower of average cost or market. We make provisions for excess and obsolete inventories based on our assessment of slow-moving and obsolete inventories on a part-number-by-part-number basis within each product line. Historical parts sales and estimated future demand adjusted for known or expected aviation industry trends or conditions provide the basis for our estimates. These estimates are subject to volatility and can be affected by reduced flight hours, the retirement of aircraft, changes in distribution agreements and other changes in the aviation industry. We make provisions for inventory shrinkage based on periodic physical inventory counts. During the second quarter of 2002, we changed our

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

classification of inventory obsolescence and inventory shrinkage from selling and administrative expenses to cost of sales. Prior periods have been reclassified to reflect this change. Reserves for shrinkage and excess and obsolete inventory amounted to $5.6 million and $6.5 million at December 31, 2002 and 2001, respectively.

Property and Equipment.    Property and equipment is carried at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Internal and external costs incurred to develop or purchase computer software during the application development stage for internal use, including upgrades and enhancements, are capitalized. Lives assigned to asset categories are 3 to 12 years for software, hardware and equipment, and the remaining lease term, if shorter than the estimated useful life, for leasehold improvements. Depreciation expense amounted to $7.6 million, $5.1 million and $4.2 million in 2002, 2001 and 2000, respectively. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease and amortized over the lease terms using the straight-line method. Lease amortization is included in depreciation expense.

Goodwill.    Goodwill represents the excess of the purchase price over the fair value of net assets acquired. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, or SFAS 142, “Goodwill and Other Intangible Assets,” we ceased amortizing goodwill effective January 1, 2002. On an annual basis, we compare the fair value of our reporting units with their carrying values. If the carrying value of a reporting unit exceeds its fair value, we would recognize an impairment equal to the excess of the fair value of the operating unit’s goodwill over the carrying value of its goodwill. The fair value of our reporting units is estimated using the discounted present value of estimated future cash flows.

Distribution Rights.    From time to time, we enter into long-term supplier distribution agreements that implicitly include a payment for distribution rights. When we enter into these agreements, we must value the distribution rights and amortize them over the life of the agreement. We calculate the value of the distribution rights using a discounted cash flow model of the expected net contract cash flows related to the specific distribution agreement. The most significant variables used in the model include expected sales, inventory value, incremental costs and working capital requirements. We base our valuation of inventory acquired on the contractual purchase discount off of list price adjusted for historical and expected parts sales. The determination of the amounts for the other factors used are based on information acquired during the agreement negotiation process. We amortize the value of the distribution rights over the term of the agreement using the straight-line method, which approximates the operating cash flows expected over the life of the agreement. In the event one or more of our material suppliers discontinue the products we sell, terminate our contract or are unable to perform under our agreement, the value of the distribution rights could be impaired, and we might be required to write-down or write-off the unamortized value of the distribution rights.

Valuation of Long-Lived Assets.    We periodically review the net realizable value of our long-lived assets, including distribution rights, whenever events and circumstances indicate an impairment may have occurred. In the event we determine that the carrying value of long-lived assets is in excess of estimated gross future cash flows for those assets, we then will write-down the value of the assets to a level commensurate with a discounted cash flow analysis of the estimated future cash flows.

Deferred Taxes.    We establish our deferred tax assets and liabilities based on our profits or losses in each jurisdiction in which we operate. Associated valuation allowances reflect the likelihood of the recoverability of these assets. We base our judgment of the recoverability of these assets, which includes federal and, to a lesser degree, state net operating loss carryforwards, primarily on historical earnings, our estimate of current and expected future earnings, prudent and feasible tax planning strategies, and current and future ownership changes. The likelihood of an annual limitation on our ability to utilize our U.S. federal net operating loss carryforward to

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

offset future U.S. federal taxable income is increased by certain historical changes in our equity ownership when combined with potential future ownership changes occurring in the rolling three-year testing period. The amount of an annual limitation can vary significantly based on certain factors existing at the date of the ownership change. If such limitations were imposed, they could have a material adverse impact on our results of operations and cash flows.

Financing Costs.    Costs associated with obtaining debt are recorded as a deferred charge and amortized over the term of the related debt through interest expense utilizing an effective interest rate method. Amortization of financing costs amounted to $2.8 million, $1.0 million and $0.7 million in 2002, 2001 and 2000, respectively.

Debt Discount.    Debt discount is recorded as a reduction of long-term debt and amortized over the term of the related debt through interest expense utilizing an effective interest rate method. Amortization of debt discount amounted to $1.4 million in 2002.

Pension and Postretirement Benefits Obligations.    The value of our pension and postretirement benefits assets and liabilities is determined on an actuarial basis. These values are affected by the market value of plan assets, our estimates of the expected return on plan assets and the discount rates we use to value our projected benefit obligation. We determine the discount rates using changes in the rates of return on high-quality, fixed-income investments. Actual changes in the fair market value of plan assets, differences between the actual return and the expected return on plan assets and changes in the discount rate we use affect the amount of pension expense we recognize.

Environmental.    The costs relating to our environmental liabilities have been estimated, including exit costs related to our previously owned businesses, when it is probable that a loss has been incurred and such loss is estimable. We base our probable environmental cost estimates on information obtained from independent environmental engineers and/or from our experts regarding the nature and extent of environmental contamination, available remedial alternatives and the cleanup criteria required by relevant governmental agencies. The estimated costs include anticipated site testing, consulting, remediation, disposal, postremediation monitoring and related legal fees. They are based on available information and represent the undiscounted costs to resolve the environmental matters in accordance with prevailing federal, state, local or foreign requirements. Our estimates may vary in the future as more information becomes available to us with respect to the level of contamination, the effectiveness and approval of selected remediation methods, the stage of our investigation at the individual sites, the recoverability of such costs from third parties and changes in federal, state, local or foreign statutes and regulations or their interpretation. Changes in estimates of these retained environmental liabilities are classified as unusual items in continuing operations or as discontinued operations depending on the accounting treatment that applied at the time the decision was made to exit the business.

Foreign Currency Translation.    Our foreign operations utilize the U.S. dollar as their functional currency. Net translation and transaction gains and (losses) included in earnings amounted to $0.5 million, $(0.3) million and $(0.8) million in 2002, 2001 and 2000, respectively.

Derivative Financial Instruments.    We recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Changes in the fair value of derivatives that do not qualify as hedges are recognized in earnings when they occur. Changes in the fair value of derivatives that qualify as hedges are generally recognized in earnings in the same period as the item being hedged. We periodically use financial instruments to offset defined market risks arising from changes in interest rates and foreign exchange rates. We do not use financial instruments for trading or speculative purposes. The fair values of financial instruments generally represent the amount we would pay or receive to terminate such agreements.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments.    The carrying value of our current assets and liabilities approximate fair value due to the short-term maturities of these assets and liabilities. At December 31, 2002, the carrying value of our debt was $221.4 million, and the estimated fair value was $232.7 million. We determined the fair value based on discounted cash flow analysis using a market interest rate. At December 31, 2001, the carrying value of our debt approximated fair value.

Stock-Based Compensation.    We account for our stock-based compensation plans in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, or APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. All options granted under our plans have an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, no compensation cost related to these plans is included in net earnings. We also make the appropriate disclosures as required by Statement of Financial Accounting Standards No. 123, or SFAS 123, “Accounting for Stock-Based Compensation,” and Statement of Financial Accounting Standards No. 148, or SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FAS 123.” Awards of restricted stock are valued at the market price of our common stock on the date of grant and recorded as unearned compensation within shareholders’ equity. The unearned compensation is amortized to compensation expense over the vesting period of the restricted stock.

The following table illustrates the effect on net earnings and earnings per share if we had applied the fair-value recognition provisions of SFAS 123 to stock-based employee compensation:

	2002	2001	2000
	(In Thousands, Except Per Share Data)
Net earnings, as reported	$29,677	2,759	11,628
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,341)	(1,162)	(1,458)

Pro forma net earnings	$28,336	1,597	10,170

Earnings per share:
Basic—as reported	$0.19	0.14	0.64
Basic—pro forma	$0.14	0.09	0.56
Diluted—as reported	$0.19	0.14	0.64
Diluted—pro forma	$0.14	0.09	0.55

See Note 13—Common Stock, Warrants, Preferred Stock Purchase Rights and Incentive Plans for a summary of the assumptions used in these fair-value calculations.

Earnings (Loss) Per Share.    In 2002 and 2001, basic net earnings per share, or EPS, is computed by allocating earnings from continuing operations available for distribution to the common and preferred shareholders using the “two-class” method prescribed by Statement of Financial Accounting Standards No. 128, or SFAS 128, “Earnings per Share.” Earnings from continuing operations is reduced by dividends to preferred and common shareholders to arrive at earnings from continuing operations available for distribution. Earnings from continuing operations available for distribution is then allocated between the common and preferred shareholders based on the weighted average common and preferred shares outstanding, on an as-converted basis. Diluted EPS is computed using the if-converted method by dividing net earnings by the weighted average number of common and dilutive potential common shares outstanding during the period. Diluted EPS is presented as equal to basic EPS if it is antidilutive or higher than basic EPS.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2000, basic EPS is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net earnings by the weighted average number of common and potential dilutive common shares outstanding during the period. Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year.

New Accounting Pronouncements.    During January of 2003, the FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 provides guidance for companies having ownership of variable interest entities, typically referred to as special purpose entities, in determining whether to consolidate such variable interest entities. FIN 46 has immediate applicability for variable interest entities created after January 31, 2003 or interests in variable interest entities obtained after that date. For interests in variable interest entities obtained prior to February 1, 2003, FIN 46 becomes effective on July 1, 2003. Because we do not hold an interest in an entity governed by the pronouncement, we do not believe the adoption will have a significant effect on our consolidated financial position or results of operations.

On December 31, 2002, the FASB issued SFAS 148, which is intended to encourage the adoption of the accounting provisions of SFAS 123. Under the provisions of SFAS 148, companies that choose to adopt the accounting provisions of SFAS 123 will be permitted to select from three transition methods. SFAS 148 also mandates certain new disclosures that are incremental to those required by SFAS 123. The transition and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. We adopted the disclosure provisions of SFAS 148 as of December 31, 2002. Because we did not adopt the accounting provisions of SFAS 148, there was no financial impact associated with its adoption.

On November 25, 2002, the FASB issued Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34.” FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. We adopted FIN 45 as of December 31, 2002, and there was no financial impact associated with its adoption.

On June 28, 2002, the FASB issued Statement of Financial Accounting Standards No. 146, or SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance of Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as of January 1, 2003 and expect no material impact on our consolidated financial statements as a result of its adoption.

NOTE 3—DISCONTINUED OPERATIONS

In 1996, we sold our commercial engine services businesses. These businesses are reported as discontinued operations in our consolidated financial statements.

The sale agreements required us to retain certain liabilities, primarily environmental. The losses associated with these liabilities were estimated and included in the discontinued operations provision. The actual cost of these obligations may not be known for a number of years. In the case of environmental liabilities, factors included in the original estimate of loss, such as the level of remediation required, could change significantly

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from our original estimate. Accordingly, certain adjustments may be required in future periods to reflect changes in these estimates. As of December 31, 2002 and 2001, these retained liabilities, primarily environmental, for businesses reported as discontinued operations as well as previously owned businesses not classified as discontinued operations amounted to $5.0 million and $12.8 million, respectively.

During 2002, 2001 and 2000, we recognized a net gain on disposal of $3.0 million, net of tax expense of $1.8 million, $0.3 million, net of tax expense of $0.2 million, and $1.1 million, net of tax expense of $0.6 million, respectively, related to changes in the estimates of certain liabilities as a result of the expiration of the indemnification periods under the asset sale contracts and revised projections for certain liabilities, primarily environmental liabilities, based on recent experiences. The 2002 net gain primarily related to the reversal of estimates for environmental liabilities.

NOTE 4—UNUSUAL ITEMS

2002 Gain.    During 2002, we recorded a $1.0 million unusual gain resulting from the reversal of environmental reserves due to changes in estimates related to our previously owned businesses, which did not qualify as discontinued operations.

2001 Loss.    During 2001, we recorded a $2.8 million unusual loss consisting of $2.1 million for unfavorable leases and doubtful accounts related to the downturn in the economy in 2001 and $0.7 million incurred in connection with our new capital structure. Due to the downturn in the aerospace industry, we also recorded a $7.0 million inventory and intangible write-down that is included in cost of sales. This write-down was reclassified to cost of sales from selling and administrative expenses to conform to the current year presentation.

NOTE 5—RECEIVABLES

	2002	2001
	(In Thousands)
Trade	$91,107	69,476
Other	6,529	9,223

	97,636	78,699
Allowance for doubtful accounts	(2,414)	(3,565)

	$95,222	75,134

NOTE 6—PROPERTY AND EQUIPMENT

	2002			2001
	Owned	Capital Leases	Total	Owned	Capital Leases	Total
	(In Thousands)
Software and hardware	$33,276	4,917	38,193	29,989	3,736	33,725
Equipment	11,024	1,101	12,125	8,629	678	9,307
Leasehold improvements	1,819	1,045	2,864	1,560	1,045	2,605
Capital projects in progress	2,107	1,970	4,077	1,825	3,572	5,397

	48,226	9,033	57,259	42,003	9,031	51,034
Accumulated depreciation	(23,273)	(1,382)	(24,655)	(17,574)	—	(17,574)

	$24,953	7,651	32,604	24,429	9,031	33,460

Capital projects in progress included $3.3 million and $5.4 million of capitalized software costs in 2002 and 2001, respectively.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—GOODWILL AND INTANGIBLE ASSETS

Effective January 1, 2002, we adopted the provisions of SFAS 142, which is more fully described in Note 2—Summary of Significant Accounting Policies. We completed the transitional impairment tests of goodwill and intangible assets with indefinite lives as of January 1, 2002, and no impairment was noted. We performed our annual impairment test in the fourth quarter of 2002, and no impairment was noted.

The changes in the carrying amount of goodwill were as follows:

	2002			2001
	Aviall Services	ILS	Total	Aviall Services	ILS	Total
	(In Thousands)
Balance as of beginning of period	$42,692	4,151	46,843	44,424	4,336	48,760
Year-to-date amortization	—	—	—	(1,732)	(185)	(1,917)

Balance as of end of period	$42,692	4,151	46,843	42,692	4,151	46,843

The following table presents net earnings and EPS as adjusted for goodwill amortization recognized in periods prior to our adoption of SFAS 142:

	2001	2000
	(In Thousands, Except Per Share Data)
Reported net earnings	$2,759	11,628
Add: Goodwill amortization	1,916	1,916

Adjusted net earnings	$4,675	13,544

Basic and diluted net earnings per share:
Reported net earnings	$0.14	0.64
Goodwill amortization	0.10	0.10

Adjusted net earnings	$0.24	0.74

Distribution rights are included in intangible assets in our accompanying consolidated balance sheets as follows:

	2002	2001
	(In Thousands)
Gross carrying amount	$61,652	51,254
Accumulated amortization	(12,085)	(6,751)

	$49,567	44,503

Amortization expense of definite-lived intangible assets amounted to $5.3 million, $3.7 million and $2.3 million in 2002, 2001 and 2000, respectively.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated amortization expense of definite-lived intangible assets for each of the five succeeding years is as follows (in thousands):

Year Ending December 31,

2003	$6,278
2004	$6,278
2005	$6,278
2006	$6,278
2007	$6,278

In 2002, we were awarded amendments to our Honeywell engine systems and accessories and environmental control systems distribution rights, allowing us to sell additional products. As a result of these amendments, we recorded $10.4 million for distribution rights.

In 2001, we acquired from Honeywell the rights to distribute engine systems and accessories and environmental control systems and Honeywell fuel controls for Rolls-Royce Model T56, or RR T56, series engines for a ten-year period. Also in 2001, we acquired from Rolls-Royce the rights to distribute for a ten-year period engine parts for the RR T56 series engines. As a result of these contracts, $24.9 million was recorded for distribution rights.

In 2001, we recorded a $2.0 million impairment loss for Aviall Services’ turbocharger aftermarket distribution rights. This impairment resulted from the sale of the manufacturing rights for these parts by the original manufacturer to a third party, a shift in customer demand from remanufactured to new turbochargers and sales declines related to the downturn in the economy in 2001. The amount of the impairment was based on valuing these rights using the discounted present value of estimated future cash flows. Our estimates of future cash flows are based on historical results adjusted to reflect the best estimate of future demand and market conditions.

NOTE 8—ACCRUED EXPENSES

	2002	2001
	(In Thousands)
Salaries, wages and benefits	$19,565	13,413
Operating taxes	1,844	3,184
Self-insurance reserves	1,828	1,551
Environmental reserves, current portion	2,005	1,270
Other	12,494	12,241

	$37,736	31,659

NOTE 9—DEBT

	2002	2001
	(In Thousands)
Credit Facility	$140,301	107,706
14% Senior Notes, net of unamortized discount	71,175	80,089
Capital lease obligations	7,061	9,432
Other	2,870	3,627

	221,407	200,854
Less: Current portion	(143,508)	(111,297)

	$77,899	89,557

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Facility.    Our senior secured credit facility, or the Credit Facility, consists of a $200.0 million revolving credit and letter of credit facility due as a balloon payment in 2006 with availability determined by reference to a borrowing base calculated using our eligible accounts receivable and inventory. Borrowings under the Credit Facility bear interest, at our option, based upon either: a Eurodollar Rate plus an applicable margin ranging from 2.5% to 3.0% depending upon our financial ratios, or a Base Rate plus an applicable margin ranging from 1.5% to 2.0% depending upon the same financial ratios. We utilize both of these interest rate options. Interest is payable (i) monthly for prime rate borrowings and (ii) on the last day of the applicable interest period or quarterly for interest periods that are longer than three months for LIBOR borrowings. At December 31, 2002 and 2001, the average interest rate on the aggregate outstanding balance under the Credit Facility was 4.71% and 6.75%, respectively.

The Credit Facility provides for the issuance of up to $15.0 million of letters of credit subject to the borrowing base, of which $0.7 million was utilized at December 31, 2002. As of December 31, 2002, we had $59.0 million available for additional borrowings under the Credit Facility, and our borrowing base was $204.5 million. A commitment fee of 0.5% is payable each quarter on the unused portion of the Credit Facility. Obligations under the Credit Facility are collateralized by substantially all of our domestic assets and 65% of the stock of each of our foreign subsidiaries. The Credit Facility contains various covenants, including financial covenants and limitations on debt, dividends and capital expenditures. The Credit Facility also contains default clauses that permit the acceleration of all amounts due following the maturity of an event of default at the discretion of the lenders and lock-box provisions that apply our cash collections to outstanding borrowings. Based on the terms of the Credit Facility and pursuant to EITF Issue No. 95-22, “Balance Sheet Classification of Revolving Credit Agreement Obligations Involving Lock-Box Arrangements,” we have classified amounts outstanding under the Credit Facility as current.

In connection with the early retirement in 2001 of debt outstanding under our previous credit facility, we recorded a loss of $1.6 million resulting from the write-off of the associated unamortized financing costs.

Senior Notes.    Our senior unsecured notes, or the 14% Senior Notes, bear interest at 14.0% per annum and mature on December 21, 2007, unless previously redeemed at our option. See Note 19—Subsequent Events. Of the 14.0% interest rate on the 14% Senior Notes, 13.0% is payable in cash and 1.0% is payable in additional 14% Senior Notes. During 2002, we made cash interest payments of $10.8 million, and the outstanding principal amount on the 14% Senior Notes increased by $0.7 million to $80.8 million.

On March 15, 2002 following stockholder approval, we issued to our senior unsecured noteholders, or the Lenders, warrants exercisable for an aggregate of 1,750,000 shares of our common stock (subject to adjustment for antidilution events) at an exercise price of $0.01 per share. We valued the warrants using an option pricing model and recorded an $11.1 million discount on the 14% Senior Notes, which is being amortized over the term of the 14% Senior Notes. As of December 31, 2002, the unamortized discount was $9.7 million. After giving effect to the issuance of the warrants, the effective interest rate on the 14% Senior Notes is 15.3%. The 14% Senior Notes contain various covenants, including financial covenants and limitations on debt, dividends and capital expenditures.

At December 31, 2002, $8.1 million of the 14% Senior Notes outstanding was held by the Carlyle Partners III, L.P., a Delaware limited partnership; CP III Coinvestment, L.P., a Delaware limited partnership; and certain of their affiliates, or collectively, the Carlyle Investors. The Carlyle Investors own all of our Series D Senior Convertible Participating Preferred Stock (par value $0.01 per share), or Series D Redeemable Preferred Stock. See Note 19—Subsequent Events.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Lease Obligations.    In 2001, we entered into a number of capital lease obligations to finance certain of our capital expenditures, primarily for computer hardware and software. These leases have terms ranging from three to five years with interest rates ranging primarily from 9.00% to 15.53%. Each lease is secured by the hardware and software financed.

Other Debt.    At December 31, 2002 and 2001, other debt consisted of a revolving credit facility with a Canadian bank and various other notes with interest rates ranging from 2.45% to 7.13%. The Canadian $6.0 million credit facility renews yearly in late April and had an outstanding balance equivalent to U.S. $0.5 million and U.S. $1.2 million at December 31, 2002 and 2001, respectively.

Debt maturities for the years subsequent to December 31, 2002 are as follows (in thousands):

Year Ending December 31,
2003	$143,508
2004	2,800
2005	920
2006	656
2007	80,828
Thereafter	2,347

231,059
Less: Unamortized debt discount	(9,652)

$221,407

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS

In prior years, we have entered into interest rate swap agreements as required by our previous credit facility as a means of hedging our interest rate exposure on debt instruments. The Credit Facility does not require us to enter into interest rate hedging agreements for any portion of our outstanding debt balance. At December 31, 2002 and 2001, we did not have any interest rate swaps outstanding. While we currently do not intend to enter into interest rate swap agreements, we may do so in the future.

We adopted the provisions of Statement of Financial Accounting Standards No. 133, or SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001. Upon adoption of SFAS 133, we recorded the then-existing interest rate swaps at fair value, which was a liability of $0.4 million, with an offset to other comprehensive income in the equity section of our consolidated balance sheet. During 2001, we recorded an additional $0.2 million liability as an adjustment to the fair value of these interest rate swap agreements. Additionally, we undertook an evaluation of the effectiveness of these interest rate swap agreements and determined that no material ineffectiveness existed during 2001. In conjunction with the repayment of debt outstanding under our previous credit facility, we recorded an unusual item of $0.4 million which resulted from the early termination of the interest rate swap agreements in December 2001.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—INCOME TAXES

Earnings before income taxes were taxed as follows:

	2002	2001	2000
	(In Thousands)
Domestic	$42,208	3,074	18,371
Foreign	2,484	2,342	1,355

Earnings before income taxes	$44,692	5,416	19,726

The total provision for income taxes consisted of the following components:

	2002	2001	2000
	(In Thousands)
Current tax expense:
U.S. federal	$(128)	403	150
U.S. state	118	464	761
Foreign	518	702	931

	508	1,569	1,842

Deferred tax expense (benefit):
U.S. federal	14,580	1,060	6,206
Foreign	(73)	28	50

	14,507	1,088	6,256

Provision for income taxes	$15,015	2,657	8,098

Income taxes were allocated as follows:

	2002	2001	2000
	(In Thousands)
Continuing operations	$13,199	2,464	7,526
Discontinued operations	1,816	193	572

Total income taxes	$15,015	2,657	8,098

A reconciliation of our U.S. federal statutory tax rate with our effective tax rate follows:

	2002		2001		2000
	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Provision at the statutory rate	$15,642	35.0%	1,896	35.0	6,904	35.0
Foreign taxes in excess of (less than) statutory rate	(321)	(0.7)	694	12.8	203	1.0
Extraterritorial income tax benefit	(479)	(1.1)	—	—	—	—
Amortization of goodwill	—	—	671	12.4	671	3.4
State income taxes, net of federal income tax benefit	857	1.9	(4)	—	158	0.8
Valuation allowance	(902)	(2.0)	(567)	(10.6)	146	0.7
Miscellaneous items, net	218	0.5	(33)	(0.6)	16	0.1

	$15,015	33.6%	2,657	49.0	8,098	41.0

In 2002, our effective tax rate for earnings from continuing operations and earnings from discontinued operations was 33.1% and 37.5%, respectively, yielding an overall effective tax rate of 33.6%.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The significant temporary differences that gave rise to deferred income taxes as of December 31, 2002 and 2001 consisted of the following:

	2002	2001
	(In Thousands)
Deferred income tax assets:
Loss carryforwards and credits:
U.S. federal	$41,714	49,657
U.S. state	4,803	5,074
Foreign	559	743
Compensation-related items	7,502	5,559
Inventory-related items	11,127	11,009
Environmental-related items	1,750	4,656
Property and equipment basis differences	—	560
Accounts receivable allowances	838	1,166
Other items	422	519

	68,715	78,943
Valuation allowance	(5,908)	(6,837)

Deferred income tax assets	62,807	72,106

Deferred income tax liabilities:
Other items	(884)	(895)
Property and equipment basis differences	(1,644)	—

Deferred income tax liabilities	(2,528)	(895)

Net deferred income tax asset	$60,279	71,211

We periodically assess the likelihood of realizing our deferred tax assets and adjust the related valuation allowance based on the amount of deferred tax assets that we believe is more likely than not to be realized. We believe we may not generate sufficient future taxable income in primarily state and foreign tax jurisdictions to utilize all of our net operating loss, or NOL, carryforwards before their expiration and, as a result, have retained a valuation allowance of $5.9 million. The valuation allowance decreased $0.9 million and $3.2 million in 2002 and 2001, respectively. In 2002, the decrease was primarily due to our determination that $0.8 million of state tax NOL carryforwards could be utilized. In 2001, the decrease was due primarily to expiring state NOLs.

We have an NOL carryforward for U.S. federal income tax purposes of approximately $115.4 million, which substantially expires between 2009 and 2011. If certain substantial changes in our ownership should occur, there could be an annual limitation on the amount of the NOL carryforward that could be utilized. During 2002, changes in our ownership occurred, but these changes did not result in a limitation on the amount of the NOL carryforward that can be utilized. To fully utilize our $60.3 million net deferred tax assets as of December 31, 2002, we must generate $160.6 million of U.S. federal taxable income, based on current U.S. federal tax rates. We generated U.S. federal taxable income of $28.1 million, $13.8 million and $12.0 million in 2002, 2001 and 2000, respectively.

Deferred taxes have not been provided on temporary differences related to investments in foreign subsidiaries that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $11.5 million and $9.4 million at December 31, 2002 and 2001, respectively. These earnings could become subject to additional tax if such amounts are remitted as dividends to Aviall Services. It is not practicable to estimate the amount of additional tax that could be payable on these foreign earnings.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—PENSION PLANS AND POSTRETIREMENT BENEFITS

Pension Plans.    Substantially all domestic employees are covered by the Aviall Pension Plan, a defined benefit plan that we maintain. These employees were given credit under the Aviall Pension Plan for prior service in a plan maintained by a former parent company, which retained the pension fund assets and accumulated benefit obligation related to these participants. Until December 31, 2001, we maintained two other defined benefit pension plans. As of December 31, 2001, one of those plans was merged into the Aviall Pension Plan.

The following table reflects the components of net pension expense for all our defined benefit plans:

	2002	2001	2000
	(In Thousands)
Service cost	$1,354	1,038	931
Interest cost	3,300	3,151	2,997
Expected return on plan assets	(3,448)	(2,964)	(2,800)
Prior service cost amortization	101	101	101
Net loss (gain) recognition	11	(88)	(154)

Net pension expense	$1,318	1,238	1,075

The following table reflects the reconciliations of the beginning and ending balances of the fair value of plan assets and benefit obligation and the funded status for all our plans:

	2002	2001
	(In Thousands)
Fair value of plan assets at beginning of period	$37,654	41,695
Actual return on plan assets	(2,198)	(1,284)
Contributions by the employer	4,035	35
Benefits paid	(2,308)	(2,243)
Expenses paid	(459)	(549)

Fair value of plan assets at end of period	36,724	37,654

Projected benefit obligation at beginning of period	46,514	41,585
Service cost	1,354	1,038
Interest cost	3,300	3,151
Actuarial losses	3,880	3,532
Benefits paid	(2,308)	(2,243)
Expenses paid	(459)	(549)

Projected benefit obligation at end of period	52,281	46,514

Funded status	(15,558)	(11,324)
Unrecognized net loss	11,597	4,497
Minimum pension liability	(6,571)	—
Unamortized prior service cost	19	120

Accrued pension expense	$(10,513)	(6,707)

Plan assets are invested primarily in various mutual funds. In 2002, we recorded an additional minimum pension liability of $6.6 million, with an offset to accumulated other comprehensive loss in the equity section of

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

our consolidated balance sheet. Our estimated 2003 required pension contribution could be as high as $3.7 million. Accrued pension expense is reflected in accrued expenses in our accompanying consolidated balance sheets.

The following table sets forth the year-end actuarial assumptions used in the accounting for our plans:

	2002	2001	2000
Discount rate for determining projected benefit obligation	6.88%	7.25%	7.75%
Rate of increase in compensation levels	4.50%	4.50%	4.50%
Expected long-term rate of return on plan assets	8.50%	7.75%	7.75%

Postretirement Benefits.    We maintain plans that provide certain retired employees with certain health care and life insurance benefits. In December 2000, our Board of Directors approved an amendment to our postretirement medical and life insurance reimbursement plans such that only employees who retired on or before December 31, 2000 will be eligible to participate in the plans. The amendment does not affect retirees currently eligible for and receiving benefits. As a result of the amendment, we recognized a curtailment gain of $0.7 million in 2000. Additionally, we will amortize the remaining unrecognized net gain of $1.9 million at December 31, 2002 over the remaining life expectancy of eligible plan participants.

The following tables reflect the components of net periodic postretirement benefit expense, the reconciliation of the beginning and ending balances of the accumulated postretirement benefit obligation and the funded status for all our plans:

	2002	2001	2000
	(In Thousands)
Service cost	$—	—	50
Interest cost	125	157	229
Net amortization and deferral	(100)	(118)	(238)
Curtailment gain	—	—	(710)

Net periodic postretirement benefit expense (income)	$25	39	(669)

	2002	2001
	(In Thousands)
Accumulated postretirement benefit obligation at beginning of period	$1,825	2,145
Interest cost	125	157
Expected benefits paid, net of contributions	(185)	(221)
Actuarial gains	(250)	(256)

Accumulated postretirement benefit obligation at end of period	1,515	1,825

Funded status	(1,515)	(1,825)
Unrecognized net gains	(1,926)	(1,694)

Accrued unfunded postretirement benefit obligation	$(3,441)	(3,519)

The discount rate used for determining the accumulated postretirement benefit obligation was 6.88%, 7.25% and 7.75% in 2002, 2001 and 2000, respectively. The accrued unfunded postretirement benefit obligation is reflected in other liabilities in our accompanying consolidated balance sheets.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The health care cost trend rate for 2003 was assumed to be 20.0%, decreasing gradually to a rate in 2014 of approximately 5.0%. Increasing and decreasing the assumed health care cost trend rates by one percentage point in each future year would increase and (decrease) the accumulated postretirement benefit obligation as of December 31, 2002 by $12,000 and $(13,000), respectively, and the 2002 net periodic postretirement benefit expense by $1,000 and $(1,000), respectively.

NOTE 13—COMMON STOCK, WARRANTS, PREFERRED STOCK PURCHASE RIGHTS AND INCENTIVE PLANS

Common Stock.    We are authorized to issue 80,000,000 shares of common stock, $0.01 par value per share.

Warrants.    In connection with the issuance of the 14% Senior Notes, the Lenders were issued warrants to purchase our common stock at an initial exercise price of $0.01 per share upon stockholder approval, which approval was obtained on March 15, 2002. The warrants expire on March 15, 2012. The terms of the warrants provide that if the conversion price of the Series D Redeemable Preferred Stock is adjusted, the number of shares of common stock subject to purchase pursuant to the warrants will be adjusted proportionately. The warrants also contain antidilution protection tied to the conversion price of the Series D Redeemable Preferred Stock. If the holders of the Series D Redeemable Preferred Stock elect to waive the adjustment to the Series D Redeemable Preferred Stock conversion price or if the adjustment is otherwise not given effect, the antidilution provisions in the warrants are deemed waived by the holders of the warrants.

The holders of the warrants are also entitled to receive all dividends paid with respect to the common stock as if such holders had exercised the warrants for common stock prior to the dividend, unless such dividend would result in an adjustment to the number of shares of common stock for which the warrants are exercisable.

On September 12, 2002, we issued 175,000 shares of common stock to four of the Lenders after receipt of each Lender’s notice to exercise its warrant in full. On December 26, 2002, we issued 752,500 shares of common stock to two of the Lenders after receipt of each Lender’s notice to exercise its warrant in full.

As of March 17, 2003, the outstanding warrants were exercisable for 822,500 shares of common stock.

Preferred Share Purchase Rights.    We adopted a Preferred Share Rights Plan, or the Rights Plan, under which each share of common stock is accompanied by one preferred share purchase right, or a Right. Each Right entitles the holder to purchase 1/100th of a share of our Series A Junior Participating Preferred Stock, or the Series A Preferred Stock, (800,000 shares authorized) at a price, or the Purchase Price, of $52.50 per 1/100th of the Series A Preferred Stock (subject to adjustment).

In general, the Rights will not become exercisable or transferable apart from the shares of common stock with which they were issued unless a person or group of affiliated or associated persons becomes the beneficial owner of, or commences a tender offer that would result in beneficial ownership of, 15% or more of the outstanding shares of common stock (any such person or group of persons being referred to as an “Acquiring Person”). Thereafter, under certain circumstances, each Right (other than any Rights that are or were beneficially owned by an Acquiring Person, which Rights will be void) could become exercisable to purchase at the Purchase Price a number of shares of common stock having a market value equal to two times the Purchase Price. The Rights will expire on December 7, 2003, unless we redeem them earlier at a redemption price of $0.01 per Right (subject to adjustment).

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the sale of the Series B Senior Convertible Participating Preferred Stock (par value $0.01 per share), or the Series B Redeemable Preferred Stock, to the Carlyle Investors, we amended the Rights Plan to provide that the Rights Plan would not be triggered by the Carlyle Investors’ acquisition of (i) the Series B Redeemable Preferred Stock, (ii) the Series D Redeemable Preferred Stock, (iii) any dividends on the Series D Redeemable Preferred Stock paid in additional shares of Series D Redeemable Preferred Stock or (iv) any shares of common stock issued upon conversion of the shares of Series D Redeemable Preferred Stock or upon exercise of the warrant issued to the Carlyle Investors as a holder of a Senior Note. The amendment only exempts the Carlyle Investors from triggering the Rights Plan for so long as they are subject to a standstill agreement with us.

In general, we also exempted from the provisions of the Rights Plan subsequent owners of the Series D Redeemable Preferred Stock and the common stock issued upon conversion of the Series D Redeemable Preferred Stock or upon exercise of the warrant issued to the Carlyle Investors, subject to certain restrictions. We also amended the Rights Plan to provide that in certain circumstances each outstanding share of Series D Redeemable Preferred Stock would be issued a number of Rights under the Rights Plan equal to the number of shares of common stock issuable upon conversion of such share of Series D Redeemable Preferred Stock.

Our Board of Directors has implemented a Three-Year Independent Director Evaluation, or TIDE, policy with respect to the Rights Plan. The TIDE policy requires a committee comprised solely of our independent Directors to review the Rights Plan at least once every three years. In this review, the committee will determine whether the Rights Plan should be modified or the Rights redeemed in light of all relevant factors.

Stock Plans.    Our stock incentive plans, or the Incentive Plans, provide for grants of qualified and nonqualified stock options to key employees at a price not less than the fair market value of shares underlying such options at the date of grant. Options are for terms not exceeding ten years. Options granted under the Incentive Plans vest over periods of up to four years. The Incentive Plans also provide for grants of restricted stock, stock appreciation rights and performance units.

We also reserved 247,500 shares of common stock for issuance under our Directors Stock Plan, or the Directors Plan, of which 128,251 shares were issued at December 31, 2002. Of the total issued, 10,410 shares, 11,264 shares and 20,818 shares of common stock were issued during 2002, 2001 and 2000, respectively, with fair values at date of issuance of $14.41 per share, $10.65 per share and $5.03 per share, respectively. Under the terms of this plan, each nonemployee Director may make an election to receive shares of common stock in lieu of the annual cash retainer for services as a Director. Shares of common stock received in lieu of the annual cash retainer vest six months after such shares are granted. In addition, grants of options to purchase up to 3,000 shares of common stock may be made to each nonemployee Director under this plan each fiscal year. During 2002, 2001 and 2000, options to purchase 15,000 shares, 15,000 shares and 12,000 shares, respectively, of common stock, with a price on the date of grant of $14.41 per share, $10.65 per share and $5.03 per share, respectively, were granted under the Directors Plan.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the status of stock options granted under our Incentive Plans and Directors Plan:

	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,912,434	$9.28	2,281,275	$10.15	2,200,314	$10.67
Granted:
Exercise price equals market price	632,600	$7.45	661,000	$6.29	392,000	$8.31
Exercised	(66,336)	$8.02	(1,000)	$7.81	(41,250)	$8.00
Expired or cancelled	(208,572)	$11.02	(28,841)	$9.50	(269,789)	$12.10
Outstanding at end of year	3,270,126	$8.84	2,912,434	$9.28	2,281,275	$10.15

Exercisable at end of year	2,118,071		1,702,449		1,237,603

Available for grant at end of year	1,500,839		901,659		1,096,500

The following table summarizes information about stock options outstanding under our Incentive Plans and Directors Plan at December 31, 2002:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$ 5.03 to $ 6.65	658,850	8.0	$6.09	230,133	$5.98
$ 6.66 to $ 8.31	1,206,057	7.5	$7.30	640,057	$7.45
$ 8.32 to $ 9.98	456,534	6.0	$9.19	324,196	$9.30
$ 9.99 to $11.64	542,500	5.5	$11.00	532,500	$11.00
$11.65 to $13.30	10,000	5.9	$11.75	10,000	$11.75
$13.31 to $14.78	396,185	3.5	$14.64	381,185	$14.65

	3,270,126		$8.84	2,118,071	$9.78

During 2002, 2001 and 2000, options were granted at exercise prices equal to the market price of our common stock on the date of grant. The weighted average fair value of options granted was $3.97 per option in 2002, $3.28 per option in 2001 and $4.16 per option in 2000. In accordance with SFAS 123, the fair value of options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	4.62%	5.06%	6.51%
Expected life (years)	5.9	6.1	6.0
Expected volatility	50.34%	47.02%	40.82%
Expected dividend yield	—	—	—

During 2002, 2001 and 2000, 143,344 shares, 118,105 shares and 108,638 shares, respectively, of restricted stock with a stock price on the date of grant of $7.46 per share, $7.10 per share and $6.19 per share, respectively,

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were awarded under the Incentive Plans. The restricted stock vests three years from the date of grant. All restricted stock carries full dividend and voting rights. Unearned compensation is charged to shareholders’ equity based on the market value of our common stock at the date of the award. Compensation expense of $0.6 million, $0.4 million and $0.4 million was recognized in 2002, 2001 and 2000, respectively, related to restricted stock awards.

NOTE 14—PREFERRED STOCK

Under the terms of our certificate of incorporation, our Board of Directors is authorized, subject to legal limitations but without stockholder approval, to issue shares of preferred stock in one or more series with terms fixed by our Board of Directors.

Series A Preferred Stock.    We are authorized to issue 800,000 shares of Series A Preferred Stock (par value $0.01 per share). At December 31, 2002, no shares of Series A Preferred Stock had been issued.

Series B Senior Convertible Participating Redeemable Preferred Stock.    On December 21, 2001, we issued 45,000 shares of Series B Redeemable Preferred Stock to the Carlyle Investors in exchange for $45.0 million, and thereafter issued an additional 110 shares of Series B Redeemable Preferred Stock as a payable-in-kind dividend on the outstanding shares of Series B Redeemable Preferred Stock. The shares of Series B Redeemable Preferred Stock automatically converted into shares of Series D Redeemable Preferred Stock when our stockholders approved the terms and issuance of the Series D Redeemable Preferred Stock on March 15, 2002.

Cumulative annual dividends were payable on the Series B Redeemable Preferred Stock at a rate of 9.0% in cash (if permitted) or in additional shares of Series B Redeemable Preferred Stock, subject to increase in certain circumstances. Each share of Series B Redeemable Preferred Stock was also convertible prior to March 31, 2002 into (i) shares of common stock at the conversion price (initially $12.17 per share) and (ii) one share of the Series C Senior Participating Preferred Stock (par value $0.01 per share), or the Series C Redeemable Preferred Stock.

Holders of Series B Redeemable Preferred Stock were also entitled to (i) vote on an as-converted basis with the holders of common stock upon all matters voted upon by the holders of common stock and elect two representatives to serve on our Board of Directors commencing December 21, 2001 and (ii) receive all dividends paid with respect to our common stock on an as-converted basis.

No shares of Series B Redeemable Preferred Stock remain outstanding as a result of the stockholder approval of the terms and issuance of the Series D Redeemable Preferred Stock. We have terminated the Certificate of Designations of the Series B Redeemable Preferred Stock, and all authorized and issued shares of Series B Redeemable Preferred Stock have reverted to undesignated shares of our preferred stock.

Series C Senior Convertible Participating Redeemable Preferred Stock.    At December 21, 2001, we were authorized to issue 500,000 shares of Series C Redeemable Preferred Stock. At December 31, 2001, no shares of Series C Redeemable Preferred Stock had been issued. Because the Series C Redeemable Preferred Stock was only issuable pursuant to the terms of the Series B Redeemable Preferred Stock, we have terminated the Certificate of Designations of the Series C Redeemable Preferred Stock, and all authorized shares of Series C Redeemable Preferred Stock have reverted to undesignated shares of our preferred stock.

Series D Senior Convertible Participating Redeemable Preferred Stock.    On March 15, 2002, each then-outstanding share of Series B Redeemable Preferred Stock automatically converted into one share of Series D

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redeemable Preferred Stock, resulting in the issuance of 45,110 shares of Series D Redeemable Preferred Stock with a liquidation preference of $1,000 per share. From March 15, 2002 to December 31, 2002, we issued an additional 4,191 shares of Series D Redeemable Preferred Stock in payment of the quarterly payable-in-kind dividends on the Series D Redeemable Preferred Stock due March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002. We are authorized to issue up to 160,000 shares of Series D Redeemable Preferred Stock. See Note 19—Subsequent Events.

Dividends are payable on the Series D Redeemable Preferred Stock on a cumulative basis at an annual rate of 9.0%. The dividend rate is subject to increase by 2.0% per annum upon the occurrence of certain events of default. Dividends paid on or prior to December 31, 2005 are payable in additional shares of Series D Redeemable Preferred Stock and thereafter in cash, if permitted under the Credit Facility. Holders of Series D Redeemable Preferred Stock are also entitled to receive all dividends paid with respect to our common stock on an as-converted basis, other than a dividend payable solely in shares of our common stock.

At any time before June 21, 2008, shares of Series D Redeemable Preferred Stock may be converted by the holders thereof into shares of common stock at a conversion price of $5.80 per share (subject to antidilution adjustments, including if shares of common stock are issued at a price less than the then-effective conversion price). Unless otherwise extended, we are required to redeem all outstanding shares of Series D Redeemable Preferred Stock on June 21, 2008 at the liquidation preference of $1,000 per share. Holders of Series D Redeemable Preferred Stock are entitled to vote on an as-converted basis with the holders of common stock upon all matters voted upon by holders of common stock and, in certain circumstances, are also entitled to a class vote. Holders of Series D Redeemable Preferred Stock also have the right to elect two directors to our Board of Directors, and they may be entitled to elect additional directors upon the occurrence of certain specified events. The directors elected by the holders of the Series B Redeemable Preferred Stock continue to serve as directors appointed by the Series D Redeemable Preferred Stock. In the event of a change in our control, holders of Series D Redeemable Preferred Stock have the right to require us to purchase outstanding shares of Series D Redeemable Preferred Stock for cash. Holders of Series D Redeemable Preferred Stock are also entitled to certain registration rights with respect to shares of Series D Redeemable Preferred Stock or shares of common stock issued upon conversion thereof. See Note 19—Subsequent Events.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—EARNINGS PER SHARE

A reconciliation of the numerator and denominator of our basic and diluted EPS calculations for earnings from continuing operations follows:

Numerator	2002	2001	2000
	(In Thousands)
Earnings from continuing operations	$26,651	2,437	10,566
Preferred stock dividends	(24,732)	(113)	—

Earnings from continuing operations available for distribution	1,919	2,324	10,566
Undistributed earnings allocated to participating preferred stockholders	(539)	(13)	—

Earnings from continuing operations for purposes of computing basic net earnings per share	1,380	2,311	10,566
Preferred stock dividends	24,732	113	—
Undistributed earnings allocated to participating preferred stockholders	539	13	—

Earnings from continuing operations for purposes of computing diluted net earnings per share	$26,651	2,437	10,566

Denominator
Weighted average common shares outstanding for purposes of computing basic net earnings per share	18,478,102	18,380,975	18,313,401
Effect of dilutive securities:
Stock options	327,715	132,011	2,051
Restricted stock rights	215,328	103,281	21,709
Warrants	1,328,747	—	—
Convertible redeemable preferred stock	7,216,065	102,712	—

Weighted average common shares outstanding for purposes of computing diluted net earnings per share	27,565,957	18,718,979	18,337,161

Diluted EPS was not dilutive, or lower than basic, in 2002 and 2001. Therefore, diluted EPS for 2002 and 2001 is presented equal to basic EPS.

Options to purchase 1,098,685 shares of common stock in 2002, 1,632,757 shares of common stock in 2001 and 2,270,228 shares of common stock in 2000 at exercise prices ranging from $9.44 to $14.78 in 2002, $8.13 to $14.78 in 2001 and $7.31 to $14.78 in 2000 were outstanding at December 31, 2002, 2001 and 2000, respectively, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common stock.

NOTE 16—ENVIRONMENTAL MATTERS

Overview.    Aviall Services’ business includes parts repair operations that require the use, storage and disposal of certain chemicals in small quantities. These chemicals are regulated under various federal, state, local or foreign environmental protection laws, which require us to eliminate or mitigate the impact of these substances on the environment. In response to these requirements, we have upgraded facilities and implemented programs to detect and minimize contamination. Due to the small quantities of chemicals used and the current

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

programs in place, we do not anticipate any material environmental liabilities or significant capital expenditures will be incurred in the future related to our ongoing operations to comply or remain in compliance with existing environmental regulations. Additionally, some of the products, such as chemicals, oxygen generators, oxygen bottles and life rafts, that Aviall Services sells to its customers contain hazardous materials that are subject to Federal Aviation Administration, or FAA, regulations and various federal, state, local or foreign environmental protections laws. If Aviall Services ships such products by air, it shares responsibility with the air carrier for compliance with these FAA regulations and is primarily responsible for the proper packaging and labeling of these items. If Aviall Services mislabels or otherwise improperly ships hazardous materials, it may be liable for damage to the aircraft and other property, as well as substantial monetary penalties. Any of these events could have a material adverse effect on our financial condition or results of operations. The FAA actively monitors the shipment of hazardous materials.

Certain of our previously owned businesses used certain chemicals classified by various federal, state, local or foreign agencies as hazardous substances. We retain environmental liabilities related to these businesses for the period prior to their sale. We are involved in various stages of investigation, cleanup, maintenance and closure to comply with federal, state, local or foreign regulations at these locations. The primary locations are Dallas (Forest Park), Texas; Dallas (Love Field), Texas; Irving (Carter Field), Texas; McAllen, Texas; and Prestwick, Scotland.

Previously Owned Properties.    We have completed required remediation on soil and ground water issues and received state agency closure letters requiring no further action for the Carter Field, McAllen and Prestwick, Scotland locations. The former Forest Park facility received a closure letter with a five-year continuing care plan that only includes ground water sampling. In addition, we submitted a Conceptual Exposure Assessment Model as well as a Response Action Work Plan for the Love Field location to the state agency, both of which were approved, and we expect to receive a closure letter with continuing care from the state agency in the second quarter of 2003. Based on the current information available, we believe existing environmental financial reserves for these previously owned properties are sufficient. In addition, we are in litigation with a previous owner of three of these locations as to their potential shared liability associated with the cleanup of these sites. Due to the uncertainty of recoverability of this claim, we have not recorded a receivable. All other insurance claims for these properties have been settled.

Third-Party Sites and Other Matters.    We have been named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and the Superfund Amendments and Reauthorization Act at five third-party disposal sites to which wastes were allegedly sent by the previous owner of assets used in our discontinued engine services operations. We did not use these identified disposal sites. Accordingly, the previous owner has retained, and has been discharging, all liability associated with the cleanup of these sites pursuant to the sales agreement. Although we could be potentially liable in the event of nonperformance by the previous owner, we do not currently anticipate nonperformance. Based on this information, we have not accrued for any costs associated with these third-party sites.

We have been named a potentially responsible party for certain hazardous waste cleanup at Miami International Airport. We have preliminarily investigated our responsibilities utilizing a local engineering firm in the Miami area. Based on the investigation to date, we believe our exposure for remediation costs, if any, will not be material. Local authorities are currently researching and negotiating with potentially responsible parties. All probable costs are estimated and accrued in environmental reserves.

Accounting and Reporting.    At December 31, 2002 and 2001, accrued environmental liabilities related to previously owned businesses were $4.6 million and $12.4 million, respectively. No environmental expense

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to our ongoing business was recorded in 2002, 2001 or 2000. However, a gain was recorded in December 2002 related to revised estimates for businesses previously owned. This included a $1.0 million pretax unusual gain recorded to continuing operations and a $3.4 million net of tax gain recorded to discontinued operations. The ultimate cost of our environmental liabilities has been estimated, including exit costs related to previously owned businesses. Based on information presently available and programs to detect and minimize contamination, we believe the ultimate disposition of pending environmental matters related to our previously owned businesses will not have a material adverse effect on our results of operations, cash flows or financial condition. However, certain environmental matters could be material to our cash flows during any one year.

Our reserves for environmental liabilities are estimates. We do not expect the estimated environmental remediation expense to be recorded with respect to the ongoing business to be material in the foreseeable future based on the nature of the activities presently conducted.

NOTE 17—COMMITMENTS AND CONTINGENCIES

We enter into capital and operating leases primarily for our parts distribution facilities, software and hardware under varying terms and conditions. Rent expense for operating leases included in earnings from continuing operations was $11.7 million, $10.4 million and $8.4 million in 2002, 2001 and 2000, respectively, and was offset by no sublease income in 2002 and 2001 and $0.2 million of sublease income in 2000.

Future minimum lease payments under our scheduled capital and operating leases with initial or remaining noncancellable terms of one year or more at the end of 2002 are as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2003	$3,476	8,327
2004	3,174	6,251
2005	1,040	5,144
2006	686	3,556
2007	—	2,612
Thereafter	—	8,587

Total minimum lease payments	$8,376	34,477

Amount representing interest	(1,315)

Obligations under capital leases	7,061
Obligations due within one year	(2,714)

Long-term obligations under capital leases	$4,347

We purchase a significant portion of our products from Rolls-Royce pursuant to two distribution contracts. In 2003, we have a purchase commitment of $367.4 million pursuant to the Rolls-Royce Model T56 agreement and a purchase commitment of $103.0 million pursuant to the Rolls-Royce Model 250 agreement.

In addition to the environmental-related matters discussed in Note 16—Environmental Matters, we are a party to various other claims, legal actions and complaints arising in the ordinary course of business. Based on information presently available, we believe the ultimate disposition of these other matters will not have a material adverse effect on our results of operations, cash flows or financial condition.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Through our participation in the global aviation aftermarket, we can be affected by the general economic cycle, particularly as it influences flight activity in the government/military, general aviation/corporate and commercial airline markets. The services provided by ILS can be influenced by the rapidly evolving information and communications industry.

We use the U.S. dollar as the functional currency for all foreign operations and, therefore, recognize all translation gains and losses in earnings. Changes in foreign currency exchange rates could affect our earnings. In addition, our earnings are affected by changes in short-term interest rates as a result of borrowings under our revolving credit facility, which bear interest based on floating rates.

NOTE 18—SEGMENTS AND RELATED INFORMATION

We have two reportable operating segments: new aviation parts distribution and online inventory information services. This results from differences in the nature of the products and services sold and the related distribution methods. We distribute, through Aviall Services, new aviation parts to the government/military, general aviation/corporate and commercial airline markets. We provide a link between parts manufacturers and buyers by purchasing parts for our own account and reselling such parts. In addition, we provide, through ILS, traditional dial-up and web-based inventory information services linking buyers and sellers in the aviation, marine and U.S. government procurement markets. Suppliers of parts, equipment and services list their inventory and capabilities on the ILS databases for access by buyers, and ILS charges a subscription fee to access or list data. Our reportable segments are managed separately due to current marketing strategies.

The accounting policies of our reportable operating segments are the same as those described in Note 2—Summary of Significant Accounting Policies. Segment profit reflects operating income excluding unusual items and corporate charges. Corporate includes treasury, general accounting, human resources, legal and office of the president. We do not allocate corporate expenses, corporate assets, unusual items and interest expense to our operating segments. Our deferred tax asset, due primarily to losses from the sales of businesses, is shown separately.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information by operating segment (in thousands):

Net Sales	2002	2001	2000
Aviall Services	$776,151	479,673	457,931
ILS	27,142	26,487	27,989

Total net sales	$803,293	506,160	485,920

Profit	2002	2001	2000
Aviall Services	$62,032	17,252	21,483
ILS	9,535	10,310	12,636

Reportable segment profit	71,567	27,562	34,119
Unusual items	1,024	(2,810)	—
Loss on extinguishment of debt	—	(1,608)	—
Corporate	(10,163)	(7,952)	(7,620)
Interest expense	(22,578)	(10,291)	(8,407)

Earnings from continuing operations before income taxes	$39,850	4,901	18,092

Depreciation and Amortization	2002	2001	2000
Aviall Services	$10,297	8,918	7,561
ILS	2,548	1,672	822

Reportable segment depreciation and amortization	12,845	10,590	8,383
Corporate	52	65	170
Debt issue cost included in interest expense	4,227	975	679

Total depreciation and amortization	$17,124	11,630	9,232

Assets	2002	2001	2000
Aviall Services	$574,137	442,636	309,826
ILS	17,929	19,297	11,624

Reportable segment assets	592,066	461,933	321,450
Corporate	119	85	1,702
Deferred tax asset	60,279	71,211	72,299

Total assets	$652,464	533,229	395,451

Long-Lived Asset Additions	2002	2001	2000
Aviall Services	$14,952	36,879	11,662
ILS	2,223	9,159	4,908

Reportable segment long-lived asset additions	17,175	46,038	16,570
Corporate	90	29	36

Total long-lived asset additions	$17,265	46,067	16,606

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents net sales by geographic area based on sales destination (in thousands):

Net Sales	2002	2001	2000
United States	$612,878	344,473	333,093
Foreign countries	190,415	161,687	152,827

Total net sales	$803,293	506,160	485,920

The following table presents long-lived assets by physical location (in thousands):

Long-Lived Assets	2002	2001	2000
United States	$126,724	122,496	88,839
Foreign countries	2,290	2,310	2,456

Total long-lived assets	$129,014	124,806	91,295

In 2002, we had one customer, Rolls-Royce, which accounted for approximately 30% of our total net sales. In 2001 and 2000, we did not derive 10% or more of our total net sales from any individual customer. The sales to Rolls-Royce primarily relate to their role as prime contractor for RR T56 parts to the U.S. military. Pursuant to our parts agreement with Rolls-Royce, we ship U.S. military orders directly to the U.S. military agencies on behalf of Rolls-Royce and then invoice Rolls-Royce on the parts shipped.

NOTE 19—SUBSEQUENT EVENTS (Unaudited)

On June 12, 2003, the Carlyle Investors converted all of the outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of Common Stock, following a reduction by our board of directors of the conversion price of the Series D Redeemable Preferred stock from $5.80 per share to approximately $4.62 per share. We will account for this reduction as a $24.3 million non-cash reduction to our net earnings available to common shareholders for the three months ending June 30, 2003. The shares of Common Stock issued to the Carlyle Investors as a result of the conversion represent approximately 36% of our outstanding Common Stock. At the time of the conversion, the outstanding shares of Series D Redeemable Preferred Stock had an aggregate liquidation preference, plus accrued and unpaid dividends, of approximately $51.3 million and a 9.0% annual payment-in-kind dividend rate. In addition, we were required to redeem the shares of Series D Redeemable Preferred Stock on June 21, 2008 and reflect our earnings per share using the two class method. We also entered into an investor rights agreement with the Carlyle Investors.

In addition, we sold $200 million principal amount of new 7 5/8% senior notes due 2011, or the New Senior Notes. We applied the net proceeds from the New Senior Notes to redeem the entire principal amount of the 14% Senior Notes due 2007 and to repay approximately $106.3 million of our outstanding revolving indebtedness under the Credit Facility.

The pretax loss on the extinguishment of the 14% Senior Notes was $17.3 million, which includes the write-off of deferred debt issue costs, the payment of a redemption premium equal to 4% of the outstanding principal amount of the 14% Senior Notes and the write-off of the unamortized discount on the 14% Senior Notes. This loss on extinguishment is reflected in earnings from continuing operations in the three months ending June 30, 2003. Concurrently with the consummation of the offering of the New Senior Notes, we amended and restated the Credit Facility to permit us to issue the New Senior Notes and to modify certain covenants to reflect, among other items, the issuance of the New Senior Notes and guarantees of the New Senior Notes by our subsidiary guarantors.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—LOSS ON EXTINGUISHMENT OF DEBT

In April 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 145, or SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The most significant impact of SFAS 145 is to eliminate the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item unless these items are infrequent and unusual in nature. We adopted SFAS 145 as of January 1, 2003 and reclassified our previously reported extraordinary items, which relate to early extinguishment of debt, as a component of earnings from continuing operations.

NOTE 21—GUARANTOR AND NONGUARANTOR FINANCIAL STATEMENTS

On June 30, 2003, we sold an aggregate of $200 million of the New Senior Notes in private placements pursuant to Rule 144A. The New Senior Notes are fully and unconditionally and jointly and severally guaranteed on a senior unsecured basis by each direct and indirect domestic subsidiary of Aviall, Inc., each a guarantor subsidiary. Each guarantor subsidiary is directly or indirectly 100% owned by Aviall, Inc. The New Senior Notes are not guaranteed by any direct or indirect foreign subsidiary of Aviall, Inc., each a non-guarantor subsidiary.

The condensed consolidating financial information presents the consolidating balance sheets as of December 31, 2002 and 2001 and the related statements of income and cash flows for each of the three years ended December 31, 2002, with separate columns for:

a) Aviall, Inc., the parent;

b) the guarantor subsidiaries on a combined basis;

c) the nonguarantor subsidiaries on a combined basis; and

d) total consolidated amounts.

The information includes elimination entries necessary to consolidate Aviall, Inc., the parent, with the guarantor and nonguarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor and nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.

Pursuant to the terms of the Credit Facility, no subsidiary of Aviall other than Aviall Services may pay cash dividends to Aviall. Aviall Services may only pay cash dividends to Aviall for the purpose of funding (i) ordinary operating expenses and scheduled debt service and (ii) payments by Aviall of taxes in respect of Aviall and its subsidiaries, up to the amount that would be payable by Aviall Services, on a consolidated basis, if it were the taxpayer. Additionally, the Credit Facility restricts intercompany loans made to Aviall from its direct and indirect subsidiaries, with the exception of intercompany loans made by Aviall Services to fund required payments under the New Senior Notes. The net assets of the consolidated subsidiaries subject to these restrictions was $620.9 million at December 31, 2002.

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31, 2002
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)
Net sales	$—	763,844	93,889	(54,440)	803,293
Cost of sales	—	622,515	78,402	(54,440)	646,477

Gross profit	—	141,329	15,487	—	156,816
Selling and administrative expenses	—	83,284	12,128	—	95,412
Unusual gain	—	(1,024)	—	—	(1,024)

Operating income	—	59,069	3,359	—	62,428
Interest expense (income)	(22,050)	43,464	1,164	—	22,578
Equity in (earnings) loss earnings of subsidiaries	(10,251)	(1,774)	—	12,025	—

Earnings (loss) from continuing operations before income taxes	32,301	17,379	2,195	(12,025)	39,850
Provision for income taxes	2,624	10,154	421	—	13,199

Earnings (loss) from continuing operations	29,677	7,225	1,774	(12,025)	26,651
Discontinued operations:
Gain on disposal (net of income tax expense of $1,816)	—	3,026	—	—	3,026

Earnings from discontinued operations	—	3,026	—	—	3,026

Net earnings (loss)	$29,677	10,251	1,774	(12,025)	29,677

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31, 2001
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)
Net sales	$—	471,653	86,339	(51,832)	506,160
Cost of sales	—	379,045	71,608	(51,832)	398,821

Gross profit	—	92,608	14,731	—	107,339
Selling and administrative expenses	—	77,305	10,424	—	87,729
Unusual loss	—	2,810	—	—	2,810

Operating income	—	12,493	4,307	—	16,800
Loss on extinguishment of debt	1,608	—	—	—	1,608
Interest expense (income)	(12,749)	21,797	1,243	—	10,291
Equity in loss (earnings) of subsidiaries	3,652	(2,304)	—	(1,348)	—

Earnings (loss) from continuing operations before income taxes	7,489	(7,000)	3,064	1,348	4,901
Provision (benefit) for income taxes	4,730	(3,026)	760	—	2,464

Earnings (loss) from continuing operations	2,759	(3,974)	2,304	1,348	2,437
Discontinued operations:
Gain on disposal (net of income tax expense of $193)	—	322	—	—	322

Earnings from discontinued operations	—	322	—	—	322

Net earnings (loss)	$2,759	(3,652)	2,304	1,348	2,759

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31, 2000
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)
Net sales	$—	457,508	77,826	(49,414)	485,920
Cost of sales	—	362,590	64,203	(49,414)	377,379

Gross profit	—	94,918	13,623	—	108,541
Selling and administrative expenses	—	71,215	10,827	—	82,042

Operating income	—	23,703	2,796	—	26,499
Interest expense (income)	(13,863)	20,936	1,334	—	8,407
Equity in loss (earnings) of subsidiaries	4,785	(512)	—	(4,273)	—

Earnings from continuing operations before income taxes	9,078	3,279	1,462	4,273	18,092
Provision (benefit) for income taxes	(2,550)	9,126	950	—	7,526

Earnings (loss) from continuing operations	11,628	(5,847)	512	4,273	10,566
Discontinued operations:
Gain on disposal (net of income tax expense of $572)	—	1,062	—	—	1,062

Earnings from discontinued operations	—	1,062	—	—	1,062

Net earnings (loss)	$11,628	(4,785)	512	4,273	11,628

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED BALANCE SHEET

	December 31, 2002
	Parent	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$—	3,330	1,667	—	4,997
Receivables	—	74,806	20,416	—	95,222
Inventories	—	335,721	12,306	—	348,027
Prepaid expenses and other current assets	—	2,023	143	—	2,166
Deferred income taxes	—	23,226	40	—	23,266

Total current assets	—	439,106	34,572	—	473,678

Property and equipment	—	32,259	345	—	32,604
Investment in subsidiaries	612,582	25,310	—	(637,892)	—
Intercompany receivables	—	353,349	—	(353,349)	—
Goodwill	—	44,904	1,939	—	46,843
Intangible assets	—	49,567	—	—	49,567
Deferred income taxes	—	36,933	80	—	37,013
Other assets	—	12,758	1	—	12,759

Total assets	$612,582	994,186	36,937	(991,241)	652,464

Liabilities, Convertible Redeemable Preferred Stock and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	2,714	493	—	3,207
Revolving line of credit	—	140,301	—	—	140,301
Accounts payable	33	113,181	1,049	—	114,263
Accrued expenses	2,446	33,144	2,146	—	37,736

Total current liabilities	2,479	289,340	3,688	—	295,507

Long-term debt	—	77,869	30	—	77,899
Intercompany payables	337,131	—	16,218	(353,349)	—
Other liabilities	—	6,086	—	—	6,086
Commitments and contingencies	—	—	—	—	—
Convertible redeemable preferred stock	44,370	—	—	—	44,370
Shareholders’ equity:
Common stock	216	33	7,532	(7,565)	216
Additional paid-in capital	361,377	741,916	9,909	(751,825)	361,377
Retained earnings (accumulated deficit)	(99,726)	(116,951)	(440)	117,391	(99,726)
Treasury stock, at cost	(27,789)	—	—	—	(27,789)
Unearned compensation—restricted stock	(1,369)	—	—	—	(1,369)
Accumulated other comprehensive loss	(4,107)	(4,107)	—	4,107	(4,107)

Total shareholders’ equity	228,602	620,891	17,001	(637,892)	228,602

Total liabilities, convertible redeemable preferred stock and shareholders’ equity	$612,582	994,186	36,937	(991,241)	652,464

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED BALANCE SHEET

	December 31, 2001
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$56	1,159	1,311	—	2,526
Receivables	—	58,505	16,629	—	75,134
Inventories	—	229,029	12,606	—	241,635
Prepaid expenses and other current assets	—	2,475	92	—	2,567
Deferred income taxes	—	21,816	26	—	21,842

Total current assets	56	312,984	30,664	—	343,704

Property and equipment	—	33,096	364	—	33,460
Investment in subsidiaries	613,893	23,536	—	(637,429)	—
Intercompany receivables	—	395,258	—	(395,258)	—
Goodwill	—	44,904	1,939	—	46,843
Intangible assets	—	44,503	—	—	44,503
Deferred income taxes	—	49,402	(33)	—	49,369
Other assets	—	15,349	1	—	15,350

Total assets	$613,949	919,032	32,935	(1,032,687)	533,229

Liabilities, Convertible Redeemable Preferred Stock and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	2,350	1,241	—	3,591
Revolving line of credit	—	107,706	—	—	107,706
Accounts payable	—	50,534	556	—	51,090
Accrued expenses	(3,131)	32,099	2,691	—	31,659

Total current liabilities	(3,131)	192,689	4,488	—	194,046

Long-term debt	—	89,518	39	—	89,557
Intercompany payables	382,077	—	13,181	(395,258)	—
Other liabilities	—	14,623	—	—	14,623
Commitments and contingencies	—	—	—	—	—
Convertible redeemable preferred stock	40,161	—	—	—	40,161
Shareholders’ equity
Common stock	205	33	7,532	(7,565)	205
Additional paid-in capital	328,022	741,916	9,909	(751,825)	328,022
Retained earnings (accumulated deficit)	(104,671)	(119,747)	(2,214)	121,961	(104,671)
Treasury stock, at cost	(27,749)	—	—	—	(27,749)
Unearned compensation—restricted stock	(965)	—	—	—	(965)

Total shareholders’ equity	194,842	622,202	15,227	(637,429)	194,842

Total liabilities, convertible redeemable preferred stock and shareholders’ equity	$613,949	919,032	32,935	(1,032,687)	533,229

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31, 2002
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)
Operating activities:
Net earnings (loss)	$29,677	10,251	1,774	(12,025)	29,677
Gain on disposal of discontinued operations	—	(3,026)	—	—	(3,026)
Unusual gain	—	(1,024)	—	—	(1,024)
Depreciation and amortization	—	16,986	138	—	17,124
Deferred income taxes	—	12,783	(92)	—	12,691
Paid-in-kind interest	—	739	—	—	739
Compensation expense on restricted stock awards	612	—	—	—	612
Tax benefit from exercise of stock options	75	—	—	—	75
Changes in:
Receivables	—	(16,301)	(3,787)	—	(20,088)
Inventories	—	(106,692)	300	—	(106,392)
Intercompany receivables and payables	(33,887)	30,850	3,037	—	—
Accounts payable	33	35,999	421	—	36,453
Accrued expenses	5,577	(5,779)	(545)	—	(747)
Other, net	7,474	(10,566)	(86)	—	(3,178)

Net cash provided by (used for) operating activities	9,561	(35,780)	1,160	(12,025)	(37,084)

Investing activities:
Purchase of distribution rights	—	(10,398)	—	—	(10,398)
Capital expenditures	—	(6,747)	(120)	—	(6,867)
Sales of property, plant and equipment	—	127	1	—	128
Investment in subsidiaries	(10,251)	(1,774)	—	12,025	—

Net cash provided by (used for) investing activities	(10,251)	(18,792)	(119)	12,025	(17,137)

Financing activities:
Net change in revolving credit facility	—	32,595	(748)	—	31,847
Cash overdrafts	—	26,648	72	—	26,720
Debt repaid	—	(2,411)	(9)	—	(2,420)
Issuance of common stock	682	—	—	—	682
Debt issue costs paid	—	(89)	—	—	(89)
Other	(48)	—	—	—	(48)

Net cash provided by (used for) financing activities	634	56,743	(685)	—	56,692

Change in cash and cash equivalents	(56)	2,171	356	—	2,471
Cash and cash equivalents, beginning of year	56	1,159	1,311	—	2,526

Cash and cash equivalents, end of year	$—	3,330	1,667	—	4,997

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31, 2001
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)
Operating activities:
Net earnings (loss)	$2,759	(3,652)	2,304	1,348	2,759
Gain on disposal of discontinued operations	—	(322)	—	—	(322)
Unusual loss	—	2,810	—	—	2,810
Depreciation and amortization	975	10,501	154	—	11,630
Deferred income taxes	—	885	10	—	895
Paid-in-kind interest	—	89	—	—	89
Compensation expense on restricted stock awards	437	—	—	—	437
Inventory and intangible write-downs	—	6,977	—	—	6,977
Loss on extinguishment of debt	1,608	—	—	—	1,608
Changes in:
Receivables	—	7,539	(305)	—	7,234
Inventories	—	(112,727)	114	—	(112,613)
Intercompany receivables and payables	34,003	(32,339)	(1,664)	—	—
Accounts payable	—	(3,281)	(376)	—	(3,657)
Accrued expenses	(4,582)	5,504	43	—	965
Other, net	8,101	(8,008)	(8)	—	85

Net cash provided by (used for) operating activities	43,301	(126,024)	272	1,348	(81,103)

Investing activities:
Purchase of distribution rights	—	(24,889)	—	—	(24,889)
Capital expenditures	—	(12,122)	(25)	—	(12,147)
Sales of property, plant and equipment	—	28	—	—	28
Investment in subsidiaries	3,652	(2,304)	—	(1,348)	—

Net cash provided by (used for) investing activities	3,652	(39,287)	(25)	(1,348)	(37,008)

Financing activities:
Net change in revolving credit facility	(52,000)	107,706	(784)	—	54,922
Cash overdrafts	—	(12,248)	(37)	—	(12,285)
Debt repaid	(34,000)	—	(10)	—	(34,010)
Issuance of common stock	85	—	—	—	85
Debt issue costs paid	(1,052)	(12,426)	—	—	(13,478)
Debt proceeds	—	80,490	—	—	80,490
Issuance of redeemable preferred stock	40,051	—	—	—	40,051
Other	(3)	—	—	—	(3)

Net cash provided by (used for) financing activities	(46,919)	163,522	(831)	—	115,772

Change in cash and cash equivalents	34	(1,789)	(584)	—	(2,339)
Cash and cash equivalents, beginning of year	22	2,948	1,895	—	4,865

Cash and cash equivalents, end of year	$56	1,159	1,311	—	2,526

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31, 2000
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)
Operating activities:
Net earnings (loss)	$11,628	(4,785)	512	4,273	11,628
Gain on disposal of discontinued operations	—	(1,062)	—	—	(1,062)
Depreciation and amortization	679	8,410	143	—	9,232
Deferred income taxes	—	5,665	19	—	5,684
Compensation expense on restricted stock awards	371	—	—	—	371
Tax benefit from exercise of stock options	23	—	—	—	23
Changes in:
Receivables	—	(17,457)	(3,186)	—	(20,643)
Inventories	(164)	(24,256)	(1,899)	—	(26,319)
Intercompany receivables and payables	(33,323)	27,188	6,135	—	—
Accounts payable	—	16,128	186	—	16,314
Accrued expenses	2,243	(1,730)	(709)	—	(196)
Other, net	2,957	(6,182)	581	—	(2,644)

Net cash provided by (used for) operating activities	(15,586)	1,919	1,782	4,273	(7,612)

Investing activities:
Purchase of distribution rights	—	(5,645)	—	—	(5,645)
Capital expenditures	—	(10,841)	(120)	—	(10,961)
Sales of property, plant and equipment	—	23	2	—	25
Investment in subsidiaries	4,785	(512)	—	(4,273)	—

Net cash provided by (used for) investing activities	4,785	(16,975)	(118)	(4,273)	(16,581)

Financing activities:
Net change in revolving credit facility	16,800	—	(796)	—	16,004
Cash overdrafts	—	15,264	16	—	15,280
Debt repaid	(6,000)	—	—	—	(6,000)
Issuance of common stock	435	—	—	—	435
Debt issue costs paid	(437)	—	—	—	(437)
Debt proceeds	—	2,347	60	—	2,407
Other	(16)	—	—	—	(16)

Net cash provided by (used for) financing activities	10,782	17,611	(720)	—	27,673

Change in cash and cash equivalents	(19)	2,555	944	—	3,480
Cash and cash equivalents, beginning of year	41	393	951	—	1,385

Cash and cash equivalents, end of year	$22	2,948	1,895	—	4,865

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—QUARTERLY RESULTS OF OPERATIONS

The following is a summary of our unaudited quarterly results of operations for 2002 and 2001 (in thousands, except share data).

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Unaudited)
Net sales	$167,603	193,109	221,951	220,630
Cost of sales	130,511	150,583	182,817	182,566

Gross profit	37,092	42,526	39,134	38,064
Selling and administrative expenses	24,082	24,444	23,102	23,784
Unusual gain	—	—	—	(1,024)

Operating income	13,010	18,082	16,032	15,304
Interest expense	5,590	5,653	5,600	5,735

Earnings from continuing operations before income taxes	7,420	12,429	10,432	9,569
Provision for income taxes	2,894	4,649	3,510	2,146

Earnings from continuing operations	4,526	7,780	6,922	7,423
Earnings from discontinued operations	—	—	—	3,026

Net earnings	4,526	7,780	6,922	10,449
Less deemed dividend from beneficial conversion feature	(20,533)	—	—	—
Less preferred stock dividends	(1,015)	(1,038)	(1,061)	(1,085)

Net earnings (loss) applicable to common shares	$(17,022)	6,742	5,861	9,364

Basic net earnings (loss) per share:
Earnings (loss) from continuing operations	$(0.93)	0.26	0.22	0.24
Earnings from discontinued operations	—	—	—	0.11

Net earnings (loss)	$(0.93)	0.26	0.22	0.35

Weighted average common shares	18,383,036	18,382,482	18,472,479	18,496,286

Diluted net earnings (loss) per share:
Earnings (loss) from continuing operations	$(0.93)	0.26	0.22	0.24
Earnings from discontinued operations	—	—	—	0.11

Net earnings (loss)	$(0.93)	0.26	0.22	0.35

Weighted average common and potentially dilutive common shares	23,458,085	28,657,865	29,154,004	28,815,747

Common stock price range per share	$6.01 to 9.03	8.07 to 14.20	9.76 to 14.80	7.70 to 10.64

Common stock trading volume, number of shares	5,375,900	8,005,900	10,276,300	6,454,700

AVIALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Unaudited)
Net sales	$130,022	134,266	127,816	114,056
Cost of sales	101,393	104,218	98,251	94,959

Gross profit	28,629	30,048	29,565	19,097
Selling and administrative expenses	21,830	21,357	22,029	22,513
Unusual loss	—	—	926	1,884

Operating income (loss)	6,799	8,691	6,610	(5,300)
Loss on extinguishment of debt	—	—	—	1,608
Interest expense	2,296	2,565	2,647	2,783

Earnings (loss) from continuing operations before income taxes	4,503	6,126	3,963	(9,691)
Provision (benefit) for income taxes	1,801	2,557	1,857	(3,751)

Earnings (loss) from continuing operations	2,702	3,569	2,106	(5,940)
Earnings from discontinued operations	—	—	244	78

Net earnings (loss)	2,702	3,569	2,350	(5,862)
Less preferred stock dividends	—	—	—	(113)

Net earnings (loss) applicable to common shares	$2,702	3,569	2,350	(5,975)

Basic net earnings (loss) per share:
Earnings (loss) from continuing operations	$0.15	0.19	0.11	(0.33)
Earnings from discontinued operations	—	—	0.01	0.01

Net earnings (loss)	$0.15	0.19	0.12	(0.32)

Weighted average common shares	18,461,527	18,483,726	18,495,281	18,387,352

Diluted net earnings (loss) per share:
Earnings (loss) from continuing operations	$0.15	0.19	0.11	(0.33)
Earnings from discontinued operations	—	—	0.01	0.01

Net earnings (loss)	$0.15	0.19	0.12	(0.32)

Weighted average common and potentially dilutive common shares	18,493,638	18,713,855	18,757,428	18,910,495

Common stock price range per share	$4.88 to 8.08	6.60 to 11.25	6.05 to 11.05	4.52 to 8.05

Common stock trading volume, number of shares	4,507,300	7,550,800	4,873,200	8,017,600

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Aviall, Inc.

Our audits of the consolidated financial statements referred to in our report dated February 14, 2003, except as to Notes 20 and 21 which are as of June 30, 2003, appearing in the December 31, 2002 Annual Report on Form 10-K of Aviall, Inc. also included an audit of the accompanying financial statement schedule. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas

February 14, 2003

Schedule II

AVIALL, INC.

VALUATION ACCOUNTS

(Dollars in thousands)

	Balance at Beginning of Year	Charged to Costs and Expense	Other		Deductions		Balance at End of Year
Year ended December 31, 2002:
Accounts receivable allowance	$3,565	1,224	127	(a)	(2,502	) (b)	2,414
Inventory reserves	$6,505	2,660	(1,917	) (d)	(1,688	) (c)	5,560

Year ended December 31, 2001:
Accounts receivable allowance	$2,716	2,025	61	(a)	(1,237	) (b)	3,565
Inventory reserves	$4,658	2,336	3,666	(d)	(4,155	) (c)	6,505

Year ended December 31, 2000:
Accounts receivable allowance	$4,155	1,048	195	(a)	(2,682	) (b)	2,716
Inventory reserves	$6,729	2,532	1,591	(d)	(6,194	) (c)	4,658

(a)	Collection of accounts receivable previously written-off

(b)	Write-off of doubtful accounts

(c)	Write-off of shrinkage and excess and obsolete inventories

(d)	Reclass of reserves for inventory acquired under distribution agreements to gross inventory

AVAILL, INC.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AVIALL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Net sales	$250,848	193,109	502,338	360,712
Cost of sales	208,461	150,583	417,611	281,094

Gross profit	42,387	42,526	84,727	79,618
Selling and administrative expenses	24,115	24,444	49,358	48,526
Impairment loss	1,707	—	1,707	—

Operating income	16,565	18,082	33,662	31,092
Loss on extinguishment of debt	17,315	—	17,315	—
Interest expense	5,609	5,653	11,472	11,243

Earnings (loss) before income taxes	(6,359)	12,429	4,875	19,849
Provision (benefit) for income taxes	(2,395)	4,649	1,669	7,543

Net earnings (loss)	(3,964)	7,780	3,206	12,306
Less deemed dividend from beneficial conversion feature	—	—	—	(20,533)
Less preferred stock dividends	(907)	(1,038)	(2,016)	(2,053)
Less noncash reduction for conversion of preferred stock	(24,335)	—	(24,335)	—

Net earnings (loss) applicable to common shares	$(29,206)	6,742	(23,145)	(10,280)

Basic net earnings (loss) per share	$(1.35)	0.26	(1.22)	(0.56)
Weighted average common shares	21,705,400	18,382,482	20,551,965	18,382,757

Diluted net earnings (loss) per share	$(1.35)	0.26	(1.22)	(0.56)
Weighted average common and potentially dilutive common shares	30,112,651	28,657,865	29,619,716	26,057,973

See accompanying notes to consolidated interim financial statements.

AVIALL, INC.

CONSOLIDATED BALANCE SHEET

(Dollars in thousands, except share data)

(Unaudited)

	June 30, 2003	December 31, 2002
Assets
Current assets:
Cash and cash equivalents	$5,597	4,997
Receivables	103,828	95,222
Inventories	314,427	348,027
Prepaid expenses and other current assets	3,787	2,166
Deferred income taxes	23,266	23,266

Total current assets	450,905	473,678

Property and equipment	31,480	32,604
Goodwill	46,843	46,843
Intangible assets	46,420	49,567
Deferred income taxes	35,452	37,013
Other assets	13,276	12,759

Total assets	$624,376	652,464

Liabilities, Convertible Redeemable Preferred Stock and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$3,686	3,207
Revolving line of credit	1,628	140,301
Accounts payable	94,748	114,263
Accrued expenses	37,701	37,736

Total current liabilities	137,763	295,507

Long-term debt, net of unamortized discount of $9,652 at December 31, 2002	205,322	77,899
Other liabilities	4,688	6,086
Commitments and contingencies	—	—
Convertible redeemable preferred stock (160,000 shares authorized; 49,301 shares issued and outstanding at December 31, 2002)	—	44,370
Shareholders’ equity:
Common stock ($0.01 par value, 80,000,000 shares authorized; 32,873,793 shares and 21,612,380 shares issued at June 30, 2003 and December 31, 2002, respectively)	329	216
Additional paid-in capital	432,094	361,377
Accumulated deficit	(122,871)	(99,726)
Treasury stock, at cost (2,007,887 shares at June 30 2003 and December 31, 2002)	(27,789)	(27,789)
Unearned compensation—restricted stock	(1,053)	(1,369)
Accumulated other comprehensive loss	(4,107)	(4,107)

Total shareholders’ equity	276,603	228,602

Total liabilities, convertible redeemable preferred stock and shareholders’ equity	$624,376	652,464

See accompanying notes to consolidated interim financial statements.

AVIALL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2003	2002
Operating activities:
Net earnings	$3,206	12,306
Loss on extinguishment of debt	17,315	—
Impairment loss	1,707	—
Depreciation and amortization	9,331	8,372
Deferred income taxes	1,596	6,959
Paid-in-kind interest	405	336
Compensation expense on restricted stock awards	316	189
Changes in:
Receivables	(8,606)	(32,174)
Inventories	33,600	(23,884)
Accounts payable	(10,201)	35,753
Accrued expenses	(3,284)	2,582
Other, net	(2,809)	(791)

Net cash provided by operating activities	42,576	9,648

Investing activities:
Capital expenditures	(3,600)	(3,102)
Purchase of distribution rights	—	(2,661)
Sales of property, plant and equipment	—	125

Net cash used for investing activities	(3,600)	(5,638)

Financing activities:
Debt proceeds	200,000	—
Net change in revolving credit facility	(138,763)	(2,955)
Debt repaid	(82,894)	(1,187)
Cash overdrafts	(9,314)	9,837
Debt issue costs paid	(7,514)	—
Issuance of common stock	110	192
Purchase of treasury stock	—	(40)
Cash dividends paid on redeemable preferred stock	(1)	(5)

Net cash (used for) provided by financing activities	(38,376)	5,842

Change in cash and cash equivalents	600	9,852
Cash and cash equivalents, beginning of period	4,997	2,526

Cash and cash equivalents, end of period	$5,597	12,378

Cash paid for interest and income taxes:
Interest	$9,367	6,511
Income taxes	$625	185
Noncash investing and financing activities:
Conversion of redeemable preferred stock into common stock	$46,385	—
Noncash reduction in retained earnings due to conversion of redeemable preferred stock	$24,335	—
Dividends on redeemable preferred stock	$2,015	22,581
Property and equipment acquired with debt	$829	—
Issuance of warrants	$—	11,060

See accompanying notes to consolidated interim financial statements.

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, these financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three- and six-month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto included in the Annual Report on Form 10-K for Aviall, Inc. for the year ended December 31, 2002.

NOTE 2—STOCK-BASED COMPENSATION

We account for our stock-based compensation plans in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, or APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. All options granted under our plans have an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, no compensation cost related to these plans is included in net earnings. We also make the appropriate disclosures as required by Statement of Financial Accounting Standards No. 123, or SFAS 123, “Accounting for Stock-Based Compensation,” and Statement of Financial Accounting Standards No. 148, or SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FAS 123.” Awards of restricted stock are valued at the market price of our common stock on the date of grant and recorded as unearned compensation within shareholders’ equity. The unearned compensation is amortized to compensation expense over the vesting period of the restricted stock.

The following table illustrates the effect on net earnings and earnings per share, or EPS, if we had applied the fair-value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except share data):

	Three months ended June 30,		Six Months ended June 30,
	2003	2002	2003	2002
Net earnings (loss), as reported	$(3,964)	7,780	3,206	12,306

Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(285)	(319)	(595)	(629)

Pro forma net earnings (loss)	$(4,249)	7,461	2,611	11,677

Earnings (loss) per share:
Basic—as reported	$(1.35)	0.26	(1.22)	(0.56)
Basic—pro forma	$(1.36)	0.24	(1.25)	(0.59)

Diluted—as reported	$(1.35)	0.26	(1.22)	(0.56)
Diluted—pro forma	$(1.36)	0.24	(1.25)	(0.59)

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

NOTE 3—NEW ACCOUNTING PRONOUNCEMENTS

On May 15, 2003, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 150, or SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 represents the first phase of the FASB’s project on liabilities and equity and requires financial instruments that meet the definitions in the statement to be classified as liabilities. SFAS 150 requires that mandatorily redeemable preferred stock be classified and accounted for as a liability. However, it excludes from its scope convertible instruments, which will be addressed in the second phase of the FASB’s project. SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. Because our convertible redeemable preferred stock was converted to common stock on June 12, 2003, the adoption of this statement will not have an effect on our consolidated financial position and results of operations.

On April 30, 2003, the FASB issued Statement of Financial Accounting Standards No. 149, or SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments to incorporate decisions made by the Derivatives Implementation Group. The statement is generally effective for contracts or hedging relationships entered into after June 30, 2003. We believe the adoption of this statement will not have a significant effect on our consolidated financial position or results of operations.

NOTE 4—SEGMENT INFORMATION

The following tables present information by operating segment (in thousands):

	Three months ended June 30,		Six Months ended June 30,
	2003	2002	2003	2002
Net Sales
Aviall Services	$243,837	186,346	488,314	347,372
ILS	7,011	6,763	14,024	13,340

Total net sales	$250,848	193,109	502,338	360,712

Profit
Aviall Services	$18,412	17,996	35,520	31,803
ILS	702	2,433	3,070	4,641

Reportable segment profit	19,114	20,429	38,590	36,444
Loss on extinguishment of debt	(17,315)	—	(17,315)	—
Corporate	(2,549)	(2,347)	(4,928)	(5,352)
Interest expense	(5,609)	(5,653)	(11,472)	(11,243)

Earnings (loss) before income taxes	$(6,359)	12,429	4,875	19,849

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

NOTE 5—EARNINGS PER SHARE

A reconciliation of the numerator and denominator of the basic and diluted net EPS calculations for net earnings follows:

	Three months ended June 30,		Six Months ended June 30,
	2003	2002	2003	2002
Numerator (In thousands)
Net earnings (loss)	$(3,964)	7,780	3,206	12,306
Preferred stock dividends	(907)	(1,038)	(2,016)	(22,586)

Noncash reduction for conversion of preferred stock	(24,335)	—	(24,335)	—
Net earnings (loss) available for distribution	(29,206)	6,742	(23,145)	(10,280)

Undistributed earnings allocated to participating preferred stockholders	—	(2,036)	(1,847)	—
Net earnings (loss) for purposes of computing basic net earnings (loss) per share	(29,206)	4,706	(24,992)	(10,280)

Preferred stock dividends	907	1,038	2,016	22,586
Noncash reduction for conversion of preferred stock	24,335	—	24,335	—
Undistributed earnings allocated to participating preferred stockholders	—	2,036	1,847	—

Net earnings (loss) for purposes of computing diluted net earning per share	$(3,964)	7,780	3,206	12,306

Denominator
Weighted average common shares outstanding for purposes of computing basic net earnings per share	21,705,400	18,382,482	20,551,965	18,382,757
Effect of dilutive securities:
Stock options	346,957	348,235	218,854	217,559
Restricted stock rights	362,124	226,743	339,030	208,370
Warrants	821,611	1,748,166	821,501	1,039,138
Convertible redeemable preferred stock	6,876,559	7,952,239	7,688,366	6,210,149

Weighted average common shares outstanding for purposes of computing diluted net earnings per share	30,112,651	28,657,865	29,619,716	26,057,973

Basic EPS is generally computed by allocating net earnings (loss) available for distribution to the common and participating preferred shareholders using the “two-class” method prescribed by Statement of Financial Accounting Standards No. 128, or SFAS 128, “Earnings per Share.” For the three months ended June 30, 2002 and the six months ended June 30, 2003, net earnings (loss) is reduced by dividends to preferred stockholders to arrive at net earnings (loss) available for distribution. Net earnings (loss) available for distribution is then allocated between the common and participating preferred stockholders based on the weighted average common and preferred shares outstanding, on an as-converted basis. Diluted EPS is computed using the if-converted method by dividing net earnings by the weighted average number of common and dilutive potential common shares outstanding during the period.

Given the losses in these periods, for the three months ended June 30, 2003 and the six months ended June 30, 2002, basic EPS is computed by dividing net loss available for distribution by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net earnings (loss) by the weighted average number of common and dilutive potential common shares outstanding during the period.

Diluted EPS was not dilutive, or lower than basic, for the three- and six-month periods ended June 30, 2003 and 2002 and is therefore presented equal to basic EPS.

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

NOTE 6—DEBT

On June 30, 2003, we issued $200.0 million of new senior unsecured notes, or the New Senior Notes. The New Senior Notes bear interest at 7.625% per annum and mature on July 1, 2011, unless previously redeemed at our option. We may redeem some or all of the New Senior Notes at specified redemption prices at any time after July 1, 2007. In addition, prior to July 1, 2006, we may redeem up to 35% of the New Senior Notes from the proceeds of qualifying equity offerings. The New Senior Notes are our senior unsecured obligations and are equal in right of payment to all of our senior indebtedness. The New Senior Notes are guaranteed on a senior unsecured basis by each of our domestic subsidiaries. The New Senior Notes contain various covenants, including limitations on incurring debt or liens, selling assets, paying dividends, making distributions and entering into transactions with affiliates.

We used the net proceeds from the issuance of the New Senior Notes to redeem the entire principal amount of our existing 14% senior unsecured notes, or the 14% Notes, and to repay approximately $106.3 million of the outstanding revolving indebtedness under our senior secured credit facility, or the Credit Facility.

In connection with the redemption of the 14% Notes, we recorded a $17.3 million pretax loss on extinguishment which consists of a $3.2 million prepayment premium on the outstanding principal amount of the 14% Notes, $8.7 million of unamortized debt discount and $5.4 million of unamortized original debt issuance costs. In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, or SFAS 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” We adopted SFAS 145 on January 1, 2003. As a result of the adoption, these unamortized costs, along with the prepayment premium, are included in earnings from continuing operations instead of being treated as an extraordinary item net of tax.

NOTE 7—CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED STOCK

On March 15, 2002, our Series B Senior Convertible Participating Preferred Stock, or Series B Redeemable Preferred Stock, was automatically converted into 45,110 shares of Series D Senior Convertible Participating Preferred Stock, or Series D Redeemable Preferred Stock, which as of March 15, 2002 was convertible into 7,777,584 shares of common stock. Upon conversion of the Series B Redeemable Preferred Stock, we recorded a $20.5 million deemed dividend reflecting the difference between the $8.44 closing market price of our common stock on the New York Stock Exchange on March 15, 2002 and the $5.80 conversion price of the Series D Redeemable Preferred Stock negotiated in December 2001, multiplied by the total number of shares of common stock into which the Series D Redeemable Preferred Stock could have been converted on March 15, 2002.

On June 12, 2003, affiliates of the Carlyle Group, or the Carlyle Investors, converted all of the outstanding shares of Series D Redeemable Preferred Stock into 11,100,878 shares of our common stock, following a reduction by our board of directors of the conversion price of the shares of Series D Redeemable Preferred Stock from $5.80 per share to approximately $4.62 per share. We accounted for this reduction in the conversion price as a $24.3 million noncash reduction to our net earnings available to common shareholders for the three- and six-month periods ended June 30, 2003. The shares of common stock issued to the Carlyle Investors as a result of the conversion represented approximately 36% of our outstanding common stock on the date of conversion. At the time of the conversion, the outstanding shares of Series D Redeemable Preferred Stock had an aggregate liquidation preference, plus accrued and unpaid dividends, of approximately $51.3 million and a 9.0% annual payment-in-kind dividend rate.

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

NOTE 8—GUARANTOR AND NONGUARANTOR FINANCIAL STATEMENTS

The New Senior Notes are fully and unconditionally and jointly and severally guaranteed on a senior unsecured basis by each direct and indirect domestic subsidiary of Aviall, Inc., each a guarantor subsidiary. Each guarantor subsidiary is directly or indirectly 100% owned by Aviall, Inc. The New Senior Notes are not guaranteed by any direct or indirect foreign subsidiary of Aviall, Inc., each a nonguarantor subsidiary.

The condensed consolidating financial information presents the consolidating balance sheets as of June 30, 2003 and December 31, 2002, the related statements of income for the three- and six-month periods ended June 30, 2003 and 2002 and the statements of cash flows for the six month periods ended June 30, 2003 and 2002 with separate columns for:

a) Aviall, Inc., the parent;

b) the guarantor subsidiaries on a combined basis;

c) the nonguarantor subsidiaries on a combined basis; and

d) total consolidated amounts.

The information includes elimination entries necessary to consolidate Aviall, Inc., the parent, with the guarantor and nonguarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor and nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.

Pursuant to the terms of the Credit Facility, no subsidiary of Aviall other than Aviall Services may pay cash dividends to Aviall. Aviall Services may only pay cash dividends to Aviall for the purpose of funding (i) ordinary operating expenses and scheduled debt service and (ii) payments by Aviall of taxes in respect of Aviall and its subsidiaries, up to the amount that would be payable by Aviall Services, on a consolidated basis, if it were the taxpayer. Additionally, the Credit Facility restricts intercompany loans made to Aviall from its direct and indirect subsidiaries, with the exception of intercompany loans made by Aviall Services to fund required payments under the New Senior Notes. The net assets of the consolidated subsidiaries subject to these restrictions was $620.9 million at December 31, 2002.

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF INCOME

	Three months ended June 30, 2003
	Parent	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
	(In thousands)
Net sales	$—	239,463	25,012	(13,627)	250,848
Cost of sales	—	202,010	20,078	(13,627)	208,461

Gross profit	—	37,453	4,934	—	42,387
Selling and administrative expenses	5	22,262	1,848	—	24,115
Impairment loss	—	1,707	—	—	1,707

Operating (expense) income	(5)	13,484	3,086	—	16,565
Loss on extinguishment of debt	—	17,315	—	—	17,315
Interest expense (income)	(5,785)	11,427	(33)	—	5,609
Equity in (earnings) loss of subsidiaries	7,652	(2,400)	—	(5,252)	—

Earnings (loss) before income taxes	(1,872)	(12,858)	3,119	5,252	(6,359)
Provision (benefit) for income taxes	2,092	(5,206)	719	—	(2,395)

Net earnings (loss)	$(3,964)	(7,652)	2,400	5,252	(3,964)

CONSOLIDATED STATEMENT OF INCOME

	Six months ended June 30, 2003
	Parent	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
	(In thousands)
Net sales	$—	476,650	51,694	(26,006)	502,338
Cost of sales	—	401,532	42,085	(26,006)	417,611

Gross profit	—	75,118	9,609	—	84,727
Selling and administrative expenses	5	43,975	5,378	—	49,358
Impairment loss	—	1,707	—	—	1,707

Operating (expense) income	(5)	29,436	4,231	—	33,662
Loss on extinguishment of debt	—	17,315	—	—	17,315
Interest expense (income)	(11,146)	22,359	259	—	11,472
Equity in (earnings) loss of subsidiaries	3,902	(3,009)	—	(893)	—

Earnings (loss) before income taxes	7,239	(7,229)	3,972	893	4,875
Provision (benefit) for income taxes	4,033	(3,327)	963	—	1,669

Net earnings (loss)	$3,206	(3,902)	3,009	893	3,206

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF INCOME

	Three months ended June 30, 2002
	Parent	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
	(In thousands)
Net sales	$—	183,010	23,934	(13,835)	193,109
Cost of sales	—	144,713	19,705	(13,835)	150,583

Gross profit	—	38,297	4,229	—	42,526
Selling and administrative expenses	—	22,201	2,243	—	24,444

Operating income	—	16,096	1,986	—	18,082
Interest expense (income)	(5,532)	10,865	320	—	5,653
Equity in (earnings) loss of subsidiaries	(4,090)	(1,072)	—	5,162	—

Earnings (loss) before income taxes	9,622	6,303	1,666	(5,162)	12,429
Provision for income taxes	1,842	2,213	594	—	4,649

Net earnings (loss)	$7,780	4,090	1,072	(5,162)	7,780

CONSOLIDATED STATEMENT OF INCOME

	Six months ended June 30, 2002
	Parent	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
	(In thousands)
Net sales	$—	341,652	44,228	(25,168)	360,712
Cost of sales	—	270,212	36,050	(25,168)	281,094

Gross profit	—	71,440	8,178	—	79,618
Selling and administrative expenses	—	43,888	4,638	—	48,526

Operating income	—	27,552	3,540	—	31,092
Interest expense (income)	(10,818)	21,419	642	—	11,243
Equity in (earnings) loss of subsidiaries	(5,398)	(1,829)	—	7,227	—

Earnings (loss) before income taxes	16,216	7,962	2,898	(7,227)	19,849
Provision for income taxes	3,910	2,564	1,069	—	7,543

Net earnings (loss)	$12,306	5,398	1,829	(7,227)	12,306

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED BALANCE SHEET

	June 30, 2003
	Parent	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$—	2,796	2,801	—	5,597
Receivables	—	83,807	20,021	—	103,828
Inventories	—	301,369	13,058	—	314,427
Prepaid expenses and other current assets	—	3,539	248	—	3,787
Deferred income taxes	—	23,225	41	—	23,266

Total current assets	—	414,736	36,169	—	450,905

Property and equipment	—	30,741	739	—	31,480
Investment in subsidiaries	608,679	28,339	—	(637,018)	—
Intercompany receivables	—	148,238	—	(148,238)	—
Goodwill	—	44,904	1,939	—	46,843
Intangible assets	—	46,420	—	—	46,420
Deferred income taxes	—	35,322	130	—	35,452
Other assets	7,514	5,761	1	—	13,276

Total assets	$616,193	754,461	38,978	(785,256)	624,376

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	3,282	404	—	3,686
Revolving line of credit	—	1,628	—	—	1,628
Accounts payable	33	93,864	851	—	94,748
Accrued expenses	6,466	28,714	2,521	—	37,701

Total current liabilities	6,499	127,488	3,776	—	137,763

Long-term debt	200,000	5,298	24	—	205,322
Intercompany payables	133,091	—	15,147	(148,238)	—
Other liabilities	—	4,688	—	—	4,688
Commitments and contingencies	—	—	—	—	—
Shareholders’ equity: Common stock	329	33	7,542	(7,575)	329
Additional paid-in capital	432,094	741,916	9,919	(751,835)	432,094
Retained earnings (accumulated deficit)	(122,871)	(120,855)	2,570	118,285	(122,871)
Treasury stock, at cost	(27,789)	—	—	—	(27,789)
Unearned compensation—restricted stock	(1,053)	—	—	—	(1,053)
Accumulated other comprehensive loss	(4,107)	(4,107)	—	4,107	(4,107)

Total shareholders’ equity	276,603	616,987	20,031	(637,018)	276,603

Total liabilities and shareholders’ equity	$616,193	754,461	38,978	(785,256)	624,376

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED BALANCE SHEET

	December 31, 2002
	Parent	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$—	3,330	1,667	—	4,997
Receivables	—	74,806	20,416	—	95,222
Inventories	—	335,721	12,306	—	348,027
Prepaid expenses and other current assets	—	2,023	143	—	2,166
Deferred income taxes	—	23,226	40	—	23,266

Total current assets	—	439,106	34,572	—	473,678

Property and equipment	—	32,259	345	—	32,604
Investment in subsidiaries	612,582	25,310	—	(637,892)	—
Intercompany receivables	—	353,349	—	(353,349)	—
Goodwill	—	44,904	1,939	—	46,843
Intangible assets	—	49,567	—	—	49,567
Deferred income taxes	—	36,933	80	—	37,013
Other assets	—	12,758	1	—	12,759

Total assets	$612,582	994,186	36,937	(991,241)	652,464

Liabilities, Convertible Redeemable Preferred Stock and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	2,714	493	—	3,207
Revolving line of credit	—	140,301	—	—	140,301
Accounts payable	33	113,181	1,049	—	114,263
Accrued expenses	2,446	33,144	2,146	—	37,736

Total current liabilities	2,479	289,340	3,688	—	295,507

Long-term debt	—	77,869	30	—	77,899
Intercompany payables	337,131	—	16,218	(353,349)	—
Other liabilities	—	6,086	—	—	6,086
Commitments and contingencies	—	—	—	—	—
Convertible redeemable preferred stock	44,370	—	—	—	44,370
Shareholders’ equity:
Common stock	216	33	7,532	(7,565)	216
Additional paid-in capital	361,377	741,916	9,909	(751,825)	361,377
Retained earnings (accumulated deficit)	(99,726)	(116,951)	(440)	117,391	(99,726)
Treasury stock, at cost	(27,789)	—	—	—	(27,789)
Unearned compensation—restricted stock	(1,369)	—	—	—	(1,369)
Accumulated other comprehensive loss	(4,107)	(4,107)	—	4,107	(4,107)

Total shareholders’ equity	228,602	620,891	17,001	(637,892)	228,602

Total liabilities, convertible redeemable preferred stock and shareholders’ equity	$612,582	994,186	36,937	(991,241)	652,464

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

	June 30, 2003
	Parent	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
	(In thousands)
Operating activities:
Net earnings (loss)	$3,206	(3,902)	3,009	893	3,206
Loss on extinguishment of debt	—	17,315	—	—	17,315
Impairment loss	—	1,707	—	—	1,707
Depreciation and amortization	—	9,252	79	—	9,331
Deferred income taxes	—	1,611	(15)	—	1,596
Paid-in-kind interest	—	405	—	—	405
Compensation expense on restricted stock awards	316	—	—	—	316
Changes in:
Receivables	—	(9,001)	395	—	(8,606)
Inventories	—	34,352	(752)	—	33,600
Intercompany receivables and payables	(204,039)	205,110	(1,071)	—	—
Accounts payable	—	(9,971)	(230)	—	(10,201)
Accrued expenses	4,020	(7,679)	375	—	(3,284)
Other, net	—	(2,670)	(139)	—	(2,809)

Net cash provided by (used for) operating activities	(196,497)	236,529	1,651	893	42,576

Investing activities:
Capital expenditures	—	(3,126)	(474)	—	(3,600)
Investment in subsidiaries	3,902	(3,029)	20	(893)	—

Net cash provided by (used for) investing activities	3,902	(6,155)	(454)	(893)	(3,600)

Financing activities:
Debt proceeds	200,000	—	—	—	200,000
Debt issue costs paid	(7,514)	—	—	—	(7,514)
Issuance of common stock	110	—	—	—	110
Net change in revolving credit facility	—	(138,673)	(90)	—	(138,763)
Cash overdrafts	—	(9,346)	32	—	(9,314)
Debt repaid	—	(82,889)	(5)	—	(82,894)
Cash dividends paid on redeemable preferred stock	(1)	—	—	—	(1)

Net cash provided by (used for) financing activities	192,595	(230,908)	(63)	—	(38,376)

Change in cash and cash equivalents	—	(534)	1,134	—	600
Cash and cash equivalents, beginning of period	—	3,330	1,667	—	4,997
Cash and cash equivalents, end of period	$—	2,796	2,801	—	5,597

AVIALL, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

	June 30, 2002
	Parent	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
	(In thousands)
Operating activities:
Net earnings (loss)	$12,306	5,398	1,829	(7,227)	12,306
Depreciation and amortization	—	8,305	67	—	8,372
Deferred income taxes	—	6,948	11	—	6,959
Paid-in-kind interest	—	336	—	—	336
Compensation expense on restricted stock awards	189	—	—	—	189
Changes in:
Receivables	—	(28,653)	(3,521)	—	(32,174)
Inventories	—	(24,596)	712	—	(23,884)
Intercompany receivables and payables	(11,369)	10,202	1,167	—	—
Accounts payable	—	35,225	528	—	35,753
Accrued expenses	4,192	(1,630)	20	—	2,582
Other, net	—	(776)	(15)	—	(791)

Net cash provided by (used for) operating activities	5,318	10,759	798	(7,227)	9,648

Investing activities:
Capital expenditures	—	(3,096)	(6)	—	(3,102)
Purchase of distribution rights	—	(2,661)	—	—	(2,661)
Investment in subsidiaries	(5,398)	(1,829)	—	7,227	—
Sales of property, plant and equipment	—	125	—	—	125

Net cash provided by (used for) investing activities	(5,398)	(7,461)	(6)	7,227	(5,638)

Financing activities:
Net change in revolving credit facility	—	(2,706)	(249)	—	(2,955)
Cash overdrafts	—	9,707	130	—	9,837
Debt repaid	—	(1,182)	(5)	—	(1,187)
Issuance of common stock	192	—	—	—	192
Purchase of treasury stock	(40)	—	—	—	(40)
Cash dividends paid on redeemable preferred stock	(5)	—	—	—	(5)

Net cash provided by (used for) financing activities	147	5,819	(124)	—	5,842

Change in cash and cash equivalents	67	9,117	668	—	9,852
Cash and cash equivalents, beginning of period	56	1,159	1,311	—	2,526
Cash and cash equivalents, end of period	$123	10,276	1,979	—	12,378